NOTICE OF SPECIAL MEETING OF SHAREHOLDERS of

UNBRIDLED ENERGY CORPORATION

to be held on Friday, February 5, 2010

and

INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED ARRANGEMENT INVOLVING

UNBRIDLED ENERGY CORPORATION

and

THE SHAREHOLDERS OF UNBRIDLED ENERGY CORPORATION

and

ALTIMA RESOURCES LTD.

December 29, 2009

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement described in this Information Circular.

December 29, 2009

Dear Shareholders:

The Board of Directors of Unbridled Energy Corporation (“Unbridled”) invites you to attend a special meeting of the Shareholders of Unbridled to be held at the offices of Bull, Housser & Tupper LLP, Arbutus Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia on Friday, February 5, 2010 at 9:00 a.m. (Vancouver time).

At the Meeting, you will be asked to approve a statutory arrangement involving Unbridled and Altima Resources Ltd. (“Altima”).

The purpose of the proposed arrangement is to effect a business combination of Unbridled and Altima.  Under the arrangement, the Shareholders of Unbridled will receive one common share of Altima for each one common share of Unbridled.  The TSX Venture Exchange has conditionally approved the listing of the common shares of Altima to be issued under the arrangement.  Outstanding options to purchase Unbridled common shares will be exchanged for financially-equivalent options to purchase Altima common shares.

The resolutions approving the arrangement must be approved by two-thirds of the votes cast by Unbridled Shareholders voting in person or by proxy at the Meeting.  The completion of the arrangement is also subject to a number of other conditions, including the approval of the Supreme Court of British Columbia.

Stephen W. Semeniuk, CFA, has provided the Board of Directors with a fairness opinion that the consideration to be received by the Shareholders under the arrangement is fair, from a financial point of view, to the Shareholders.  The Board of Directors of Unbridled, after considering various factors, including the Fairness Opinion, has unanimously determined that the arrangement is in the best interests of Unbridled and is fair to the Shareholders and recommends that Shareholders vote in favour of the arrangement.

Unbridled and Altima will combine their respective interests in the Chambers and west Ferrier areas of west central Alberta.  The parties anticipate that the consolidation of the joint holdings of the two companies may result in administrative efficiencies and a reduction in regulatory and other presently duplicated costs.  The consolidated property interests will include a total of twenty-four sections (15,360 gross acres) with an approximate 93% average working interest in twenty-one of the sections and a minor interest in three sections.  In addition, the continuing entity will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.  Unbridled will seek to dispose of its non-Canadian assets and to settle its US bank debt prior to completion of the proposed business combination.  For greater detail with respect to the advantages of the arrangement, please see the Fairness Opinion attached as Schedule H to the accompanying Information Circular.  The anticipated benefits of the arrangement constitute forward-looking statements which are subject to certain risks and uncertainties.  See “Forward-Looking Statements” contained in the accompanying Information Circular.

The Information Circular contains a detailed description of the proposed arrangement as well as detailed information regarding Altima.  Please give this material your careful consideration.  If you require assistance, consult your financial, legal, tax or other professional advisors.

Your vote is important, regardless of the number of Unbridled shares you own.  If you are unable to be present at the Meeting, please complete and deliver the accompanying form of proxy in order to ensure your representation at the Meeting.  In addition, registered Shareholders are asked to complete, sign, date and return the enclosed Transmittal Letter along with the certificates representing the Unbridled shares you hold.  If the arrangement is approved, the certificates representing the Altima common shares which you are entitled to receive pursuant to the arrangement will be sent to you as soon as possible following the implementation of the arrangement.

Please note that these materials require your immediate attention, as the deadline for depositing proxies is 9:00 a.m. (Vancouver time) on Wednesday, February 3, 2010.

On behalf of Unbridled, I would like to thank all Shareholders for their ongoing support.

Yours very truly,

J. Michael Scureman

Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Unbridled Shares”) of Unbridled Energy Corporation (“Unbridled”) will be held at the offices of Bull, Housser & Tupper LLP, Arbutus Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Friday, February 5, 2010 at 9:00 a.m. (Vancouver time) for the following purposes:

.

to consider, pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia dated January 4, 2010, and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Schedule A to the accompanying information circular of Unbridled dated December 29, 2009 (the “Information Circular”), approving an arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Unbridled, the Shareholders and Altima Resources Ltd., all as more particularly described in the Information Circular; and

.

to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The Arrangement is subject to shareholder approval pursuant to the Interim Order.  Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the British Columbia Supreme Court.  A copy of the Interim Order and the notice of application for the Final Order are attached as Schedules C and G, respectively, to the Information Circular.  Any Shareholder may participate, be represented and present evidence or arguments at the hearing for the Final Order.  Reference is made in the Information Circular under the heading “The Arrangement – Court Approvals and Completion of the Arrangement”.

Pursuant to the terms of the Interim Order, the full text of which is set out in Schedule C to the Information Circular, and Sections 237 to 247 of the BCBCA, Shareholders have the right to dissent in respect of the Arrangement Resolution.  This dissent right is described in the Information Circular.  If a Shareholder wishes to dissent, a written notice must be received by Unbridled at least two Business Days before the date of the Meeting.  As a result of giving a notice of dissent, a Shareholder may, if the Arrangement becomes effective, require Unbridled to purchase all of such Shareholder’s Unbridled Shares.  Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

The record date for the determination of the Shareholders entitled to receive notice and vote at the Meeting is December 29, 2009.  Only Shareholders whose names have been entered in the registers of Unbridled (the “Registered Shareholders”) at the close of business on that date will be entitled to receive notice of and to vote at the Meeting.  Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

If you are a non-registered Shareholder and receive these materials through your  broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your Unbridled Shares not being eligible to be voted by proxy at the Meeting.

DATED at Sewickley, Pennsylvania, this 29th day of December, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF

UNBRIDLED ENERGY CORPORATION

J. Michael Scureman,

Chief Executive Officer

TABLE OF CONTENTS

GLOSSARY OF TERMS

1

     Metric Equivalents

3

INFORMATION FOR ALL SHAREHOLDERS

5

FORWARD-LOOKING STATEMENTS

5

INFORMATION FOR UNITED STATES SHAREHOLDERS

6

     Exemption From Registration under 1933 Act

7

     Exchange Rate Information

7

INFORMATION CONTAINED IN THIS CIRCULAR

8

SUMMARY INFORMATION

9

     The Companies

9

     The Meeting

9

     The Arrangement

10

GENERAL PROXY MATTERS

15

     Solicitation of Proxies

15

     Appointment and Revocation of Proxies

15

     Information for Beneficial Holders of Shares

15

     Exercise of Discrection

16

INFORMATION CONCERNING THE MEETING

16

     Time, Date and Place

16

     Record Date

16

     Voting Securities and Principal Holders Thereof

16

     Matters to be Considered at the Meeting

17

THE ARRANGEMENT

17

     The Companies

17

     Overview of the Arrangement

18

     Background to the Arrangement

18

     Court Approvals and Completion of the Arrangement

20

     Description of the Arrangement

21

     Procedure for Exchange of Unbridled Shares and Payment

23

     Timing

23

     Stock Exchange Listings

23

     Canadian Federal Income Tax Considerations

24

     Certain United States Federal Income Tax Consequences

28

     Right of Dissent

34

     Securities Law Matters

36

     Interests of Experts

38

MARKET FOR UNBRIDLED SHARES

39

INFORMATION RESPECTING ALTIMA

39

RISK FACTORS

40

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

40

APPROVAL OF BOARD OF DIRECTORS

40

OTHER BUSINESS

40

ADDITIONAL INFORMATION

40

CONSENT OF MANNING ELLIOTT LLP

42

SCHEDULES

Schedule A – Arrangement Resolution

Schedule B – Plan of Arrangement

Schedule C - Interim Order

Schedule D – Information Concerning Altima Resources Ltd.

Schedule E – Sections 237 – 247 of the Business Corporations Act (British Columbia)

Schedule F – Pro Forma Consolidated Financial Statements

Schedule G – Notice of Hearing

Schedule H – Fairness Opinion of Stephen W. Semeniuk, CFA

ENCLOSURES

Form of Proxy or Voting Instruction Form (as applicable) relating to Meeting

Transmittal Letter

Return Envelope

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including under “Summary Information” herein.

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Affiliate” when used to indicate a relationship with a Person, has the same meaning as set forth in the Securities Act (British Columbia);

“Altima” means Altima Resources Ltd.;

“Altima Options” means, collectively, all outstanding options, whether or not vested, entitling the holders thereof to acquire Altima Shares;

“Altima Securities” means, collectively, the Altima Shares to be issued pursuant to the Arrangement and the Replacement Options that will result from the implementation of the Arrangement;

“Altima Stock Option Plan” means the stock option plan of Altima dated January 12, 2004;

“Altima Shares” means common shares in the capital of Altima;

“Altima Warrants” means, collectively, all outstanding share purchase warrants entitling the holders thereof to acquire Altima Shares;

“Applicable Laws” means applicable corporate, securities and other laws, regulations and rules, and all policies and rules of applicable stock exchanges, including the TSXV;

“Arrangement” means the proposed arrangement, under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Schedule A to this Information Circular to be voted upon by the Shareholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board of Directors” means the board of directors of Unbridled;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

“Closing” means the completion of the transactions contemplated in the Combination Agreement;

“Combination Agreement” means the combination agreement dated as of November 19, 2009, as amended, between Unbridled and Altima pursuant to which Altima will acquire all of the issued Unbridled Shares;

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Trust Company of Canada;

“Dissenting Shareholder” means a registered Shareholder who dissents in respect of the Arrangement in compliance with the Dissent Procedures;

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a Shareholder to exercise the right of dissent in respect of its Unbridled Shares in connection with the Arrangement;

“Effective Date” means the date on which all conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement shall have been satisfied or waived in accordance with the Combination Agreement;

“Effective Time” means 10:00 a.m. (Vancouver Time) on the Effective Date or such other time as may be agreed by the Parties;

“Fairness Opinion” means the opinion of Stephen W. Semeniuk, CFA dated December 3, 2009;

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“GAAP” means generally accepted accounting principles consistently applied in Canada;

“Income Tax Act”, “ITA” or “Tax Act” means the Income Tax Act (Canada);

“Information Circular” means this information circular dated December 29, 2009, together with all schedules attached hereto and documents incorporated herein by reference, delivered by Unbridled to the Shareholders in connection with the Meeting;

“Insider” has the same meaning as set forth in the Securities Act (British Columbia);

“Interim Order” means the order of the Court dated January 4, 2010 under Section 291 of the BCBCA relating to the calling of the Meeting and such other matters relating to the Arrangement as may be properly brought before the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Schedule C to this Information Circular;

“Letter of Transmittal” means the letter of transmittal delivered to Shareholders and required to be deposited with the Depositary in connection with Shareholders exchanging the certificates representing their Unbridled Shares for certificates representing Altima Shares;

“Meeting” means the special meeting of the Shareholders to be held at 9:00 a.m. on Friday, February 5, 2010 and any adjournments thereof;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Information Circular;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Schedule B to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Record Date” means the date fixed for determining the Shareholders entitled to receive notice of, and to attend and vote at, the Meeting, being December 29, 2009;

“Registrar” means the Registrar of Companies duly appointed under the BCBCA;

“Regulation S” means Regulation S under the 1933 Act;

“Replacement Options” means the Unbridled Options that, after giving effect to the Arrangement and pursuant to the terms of the Combination Agreement, will be exercisable, to acquire one Altima Share in lieu of each one Unbridled Share to which the holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore;

“SEC” means the United States Securities and Exchange Commission;

“Shareholders” means the holders of Unbridled Shares;

“Subsidiary” means, in relation to any Person, joint venture or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such Person;

“Tax Exempt Shareholder” means a Shareholder that is exempt from tax under Part I of the Tax Act;

“TSXV” means the TSX Venture Exchange;

“Unbridled” means Unbridled Energy Corporation;

“Unbridled Optionholders” means the holders of Unbridled Options;

“Unbridled Options” means, collectively, all outstanding share purchase options, whether or not vested, entitling the holders thereof to acquire Unbridled Shares;

“Unbridled Share Option Plan” means the share option plan of Unbridled dated June 12, 2006, as amended and restated as of June 30, 2009;

“Unbridled Shares” means common shares in the capital of Unbridled;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States.

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

INFORMATION FOR ALL SHAREHOLDERS

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Unbridled for use at the Meeting and any adjournments thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement which is attached as Schedule B to this Information Circular.  Readers are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of December 29, 2009 unless otherwise specifically stated.

Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States.  Such consequences may not be described fully herein. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Unless otherwise stated, any reference in this Information Circular to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

The Information Circular contains or incorporates by reference “forward-looking information”, which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of Unbridled and Altima, their current and proposed subsidiaries and their current and proposed oil and gas projects, the future price of oil and gas, the estimation of oil and gas reserves and resources, the realization of oil and gas reserve estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of project development, costs and timing of future exploration, requirements for additional capital, government regulation of oil and gas exploration and development operations, environmental risks, reclamation expenses, title disputes or claims, limitation of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Unbridled and/or Altima and/or their current and proposed subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of oil and gas commodities; possible variations of recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the oil and gas exploration and development industry; political uncertainty; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  As a result, actual actions, events or results may differ materially from those described in forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of the Information Circular and Unbridled, except as required by law or the policies of the TSXV, disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty.

Please refer to “Risk Factors” in this Information Circular as well as those risk factors discussed in greater detail in Unbridled’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including Unbridled’s annual MD&A dated April 21, 2009, and its filings with the U.S. Securities and Exchange Commission, including Unbridled’s most recent Form 20-F dated July 14, 2009, and in Schedule D to this Information Circular.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Altima Securities to be issued under the Arrangement have not been and will not be registered under the 1933 Act or applicable state securities laws (the “Blue Sky Laws”) and are being issued to Unbridled Shareholders in the United States in reliance on the exemption from registration requirements set out in section 3(a)(10) 1933 Act and exemptions provided under applicable Blue Sky Laws.  The Altima Securities will not be listed for trading on any United States stock exchange upon the completion of the Arrangement.  As a result, Unbridled Shareholders in the United States who receive Altima Securities will have limited to no ability to sell or otherwise transfer their Altima Securities in the United States and their ability to sell or otherwise transfer their Altima Securities on a Canadian stock exchange may be limited.  Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Shareholders in the United States should be aware that the Canadian requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Unbridled is a Canadian corporation and the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act.  Accordingly, the solicitation and transactions contemplated in this Information Circular are made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  U.S. shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements of Unbridled, the financial statements of Altima, and the pro forma financial statements of Altima included or incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and, therefore, may not be comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.  Likewise, information concerning the properties and operations included in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information prepared under applicable United States securities laws.

Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States.  Such consequences may not be described fully in this Information Circular.  Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that: (i) Unbridled and Altima exist under the laws of British Columbia; (ii) certain officers and the directors of Unbridled and Altima are residents of countries other than the United States; and (iii) all or a substantial portion of the assets of Unbridled and Altima and the persons described above are located outside the United States.

THE SECURITIES DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Exemption From Registration under 1933 Act

Altima will not register with the SEC or any state securities regulators the Altima Securities to be issued by it in connection with the Arrangement, relying on the exemption from such registration provided by section 3(a)(10) of the 1933 Act and comparable exemptions under applicable Blue Sky Laws.  Section 3(a)(10) exempts from the registration requirements of the 1933 Act securities that are issued in transactions approved by a court, after a hearing on the fairness of the terms and conditions of such issuance.  Similar and other exemptions are available under applicable Blue Sky Laws.

Exchange Rate Information

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  All references to “US dollars” or to “US$” are to United States dollars.  The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	Year Ended November 30,			Year Ended December 31,
	2009	2008	2007	2008	2007	2006
Noon rate at end of period	US$1.0574	US$1.2372	US$1.0008	US$1.2246	US$0.9881	US$1.1653
Average noon rate during period	US$1.1570	US$1.0477	US$1.0861	US$1.0660	US$1.0748	US$1.1342
High for period	US$1.3000	US$1.2943	US$1.1853	US$1.2969	US$1.1853	US$1.1726
Low for period	US$1.0292	US$0.9719	US$0.9170	US$0.9719	US$0.9170	US$1.0990

The noon buying rate on December 29, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.9611.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representation in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular and, if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Unbridled or Altima.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The information (including financial information) concerning Altima (except to the extent such information is information regarding Unbridled and its properties and assets) contained or incorporated by reference in this Information Circular has been provided to Unbridled by Altima for inclusion in this Information Circular.  Unbridled and its directors and officers have relied upon such information without having made independent enquiries as to the accuracy or completeness thereof.  Although Unbridled has no knowledge that would indicate that any of such information is untrue or incomplete, Unbridled does not assume any responsibility for the accuracy or completeness of such information or for any failure or omission by Altima to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information and which are unknown to Unbridled.

SUMMARY INFORMATION

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular including the schedules hereto and the information contained by reference therein.  Capitalized terms not otherwise defined in this Summary Information are defined under “Glossary of Terms” or elsewhere in the Information Circular including the schedules hereto.  This Summary Information is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Companies

Unbridled is a Canadian company that is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.  Unbridled is a reporting issuer in British Columbia, Alberta and Ontario and the Unbridled Shares are currently listed and posted for trading on the TSXV under the symbol “UNE”.

Altima is a Canadian company that is engaged in the exploration for and the development of petroleum and natural gas in Western Canada.  Altima is a reporting issuer in British Columbia and Alberta and the Altima Shares are currently listed and posted for trading on the TSXV under the symbol “ARH”.  Please see Schedule D, “Information Respecting Altima Resources Ltd.”.

Unbridled and Altima will combine their respective interests in the Chambers and west Ferrier areas of west central Alberta.  The parties anticipate that the consolidation of the joint holdings of the two companies may result in administrative efficiencies and a reduction in regulatory and other presently duplicated costs.  The consolidated property interests will include a total of twenty-four sections (15,360 gross acres) with an approximate 93% average working interest in twenty-one of the sections and a minor interest in three sections.  In addition, the continuing entity will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.  Unbridled will seek to dispose of its non-Canadian assets and to settle its US bank debt prior to completion of the proposed business combination.

Please see “The Arrangement” below and the Fairness Opinion attached as Schedule H to this Information Circular.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held at the offices of Bull, Housser & Tupper LLP, Arbutus Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia on Friday, February 5, 2010 at 9:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting.

The Record Date

Shareholders of record at the close of business on the Record Date, being December 29, 2009, are entitled to receive notice of, to attend and to vote at, the Meeting.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Unbridled for use at the Meeting.

At the Meeting, the Shareholders will be asked to consider and vote upon:  (i) the Arrangement Resolution; and (ii) such other matters as may properly come before the Meeting.

The Arrangement

Combination Agreement

The Combination Agreement provides that the proposed business combination of Unbridled and Altima will be achieved by way of a statutory Plan of Arrangement under which the following principal transactions will occur:

(a)

the Unbridled Shares of Dissenting Shareholders, if any, will be deemed to have been transferred to Unbridled, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Unbridled Shares;

(b)

each one Unbridled Share of all other Shareholders will be exchanged for one Altima Share; and

(c)

all Unbridled Options outstanding immediately prior to the Effective Time shall be deemed to be Replacement Options and will be exercisable until their original expiry date of the underlying Unbridled Option.

On completion of the Arrangement, it is anticipated that Altima will have a total of approximately 139,280,551 Altima Shares outstanding, of which approximately 50.2% will be held by Unbridled Shareholders.

For details regarding the Arrangement, see “The Arrangement”.

Approval of Shareholders Required

Pursuant to the Interim Order, the vote required to pass the Arrangement Resolution shall be no less than  two-thirds of the votes cast by the Shareholders, either in person or by proxy, at the Meeting.  For further information, see “General Proxy Matters”.

Fairness Opinion

The Board of Directors retained Stephen W. Semeniuk, CFA, to address the fairness, from a financial point of view, of the Arrangement to the Shareholders.  In connection with this mandate, Stephen W. Semeniuk, CFA, has prepared the Fairness Opinion.  The Fairness Opinion states that, in the opinion of Stephen W. Semeniuk, CFA, as of December 3, 2009, the consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders.  The Fairness Opinion is subject to the assumptions and limitations contained in it and should be read in its entirety.   The Fairness Opinion is attached as Schedule H to this Information Circular.

Court Approval and Completion of the Arrangement

Interim Order

On January 4, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Schedule C to this Information Circular.

Final Order

Subject to the terms of the Plan of Arrangement, if the Arrangement is approved by the Shareholders at the Meeting in the manner required by the Interim Order, and the Board of Directors has not determined for any reason not to proceed with the Arrangement, Unbridled will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for February 5, 2010, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting.  Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Shareholder’s or other Person’s proposed submissions, to the solicitors for Unbridled:  Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention: David Hunter on or before 4:00 p.m. (Vancouver time) on February 2, 2010, subject to other direction of the Court.  A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Background To and Reasons For the Arrangement

The directors of Unbridled have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to Unbridled and the Unbridled Shareholders and in the best interests of Unbridled.  In arriving at their recommendation with respect to the Arrangement, the directors of Unbridled considered, among other matters, the ongoing ability of each entity to raise capital, the reduction of costs and elimination of duplicative costs of being a public entity, a focus on the Chambers assets and the resolution of all litigation between the parties.  See “The Arrangement – Background to the Arrangement”.

The Board of Directors believes that the Arrangement is in the best interests of Unbridled, is fair to the Shareholders and that a combined entity will create the best prospects for long-term value for the Shareholders.  The Board of Directors recommends that the Shareholders vote in favour of the Arrangement Resolution.

Effect of the Arrangement Upon the Shareholders

The Arrangement will result in the Shareholders (other than Dissenting Shareholders) exchanging their Unbridled Shares for Altima Shares.

Assuming that no Unbridled Options are exercised prior to the Effective Date, there will be 69,933,618 Unbridled Shares and 2,715,000 Unbridled Options outstanding immediately prior to the Effective Date.  Assuming that no Altima Options or Altima Warrants are exercised prior to the Effective Date, there will be 69,346,933 Altima Shares, 2,000,000 Altima Options and 19,644,615 Altima Warrants outstanding immediately prior to the Effective Date.

Pursuant to the terms and subject to the conditions and other provisions set forth in the Plan of Arrangement, each Unbridled Share will be exchanged for an Altima Share and all Unbridled Options outstanding immediately prior to the Effective Time shall be deemed to be Replacement Options and will be exercisable until their original expiry date of the underlying Unbridled Option.  See “Details of the Arrangement” for a discussion of the exchange of Unbridled Shares for Altima Shares, and the deemed conversion of Unbridled Options into Replacement Options.

Assuming that there are no Dissenting Shareholders and no Unbridled Options are exercised during the period between the date of this Information Circular and the Effective Date, approximately 69,933,618 Altima Shares will be issued to the Shareholders pursuant to the Arrangement.  As a result, there will be approximately 139,280,551 Altima Shares issued and outstanding immediately following completion of the Arrangement (163,640,166 on a fully-diluted basis).  The 69,933,618 Altima Shares held by former Unbridled Shareholders immediately following completion of the Arrangement will represent approximately 50.2% of the then outstanding Altima Shares.

Post-Arrangement Matters

On the Effective Date, the board of directors of the continuing entity will be comprised of Richard Switzer, James O’Byrne, Joe DeVries, Jurgen Wolf, Whitney Pansano and Robert Penner and the officers of the continuing entity will be Richard Switzer, President & Chief Executive Officer, James O’Byrne, Chairman and Richard Barnett, Chief Financial Officer & Secretary.  Altima and Unbridled have entered into a letter agreement dated December 18, 2009 pursuant to which Altima has agreed to nominate E. Bernard Brauer as a director at Altima’s next Annual General Meeting.

On the Effective Date, BDO Dunwoody LLP will cease to act as the auditors of Unbridled and Altima’s current auditors, Manning Elliott LLP, will continue to be the auditors of Altima.

On the Effective Date, Unbridled will become a wholly-owned subsidiary of Altima.

Stock Exchange Listings

It is a condition of Closing that all required approvals of the TSXV for the Arrangement shall have been obtained.  The TSXV has conditionally approved the listing of the Altima Shares to be issued to the Shareholders or reserved under the Arrangement (including the Altima Shares which may be issued from time to time upon the exercise of the Replacement Options), subject to the customary requirements of the TSXV.  Following completion of the Arrangement, the Unbridled Shares will be delisted from the TSXV.  See “The Arrangement – Stock Exchange Listings” in this Information Circular.

Canadian Federal Income Tax Considerations (Summary)

The disposition of Unbridled Shares pursuant to the Arrangement will generally result in a Shareholder being deemed to have disposed of his Unbridled Shares for proceeds equal to his adjusted cost base of those shares and to have acquired his Altima Shares at a cost equal to his deemed proceeds of his Unbridled Shares.

Unbridled Optionholders should consult their own tax advisors with respect to the income tax consequences of the Arrangement generally, and specifically with regard to their own particular circumstances.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Shareholders who are residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See “The Arrangement - Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations (Summary)

It is intended that the disposition of Unbridled Shares pursuant to the Arrangement qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the result that a Shareholder who is a U.S. citizen or resident, or otherwise subject to U.S. federal income taxation, who exchanges Unbridled Shares for Altima Shares under the Arrangement, should not be subject to U.S. federal income taxation as a result of the Arrangement, although we have not obtained an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”).  Accordingly, it is possible that the IRS could successfully take the position that the Arrangement does not qualify as a tax-deferred reorganization.  Even assuming the Arrangement does qualify as a tax-deferred reorganization, U.S. Shareholders may be subject to U.S. federal income tax as a result of the Arrangement under the rules of Section 367 of the Code or the passive foreign investment company provisions of the Code.

Shareholders and Unbridled Optionholders should consult their own tax advisors with respect to the U.S. income tax consequences of the Arrangement generally, and specifically with regard to their own particular circumstances.

The Information Circular contains a summary of the principal U.S. federal income tax considerations relevant to U.S. Holders (as defined in such summary) that relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See “The Arrangement – Certain United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations and U.S. federal income tax considerations.  Shareholders who are resident in jurisdictions other than Canada or the United States should consult their professional tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Altima Shares after the Arrangement.  Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Altima Shares.

Securities Law

The Altima Shares to be issued in exchange for Unbridled Shares under the Combination Agreement will be issued in reliance on exemptions from the registration and prospectus requirements of Canadian securities legislation.  The Altima Shares issued under the Arrangement will generally be freely tradable in each of the provinces and territories of Canada provided the holder is not a “control person” as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

The resale of any Altima Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.  Each holder is urged to consult professional advisors to determine the conditions and restrictions applicable to trades in such Altima Shares.

The transactions contemplated by the Combination Agreement will be carried out with the intention that all Altima Shares issued on completion of the Arrangement to the Shareholders will be issued by Altima in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”) and pursuant to one or more exemptions from registration under applicable Blue Sky Laws.  In order to ensure the availability of the Section 3(a)(10) Exemption and comparable exemptions under applicable Blue Sky Laws, the Arrangement will be subject to approval of the Court.  See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

Right of Dissent

The Plan of Arrangement provides Unbridled Shareholders with the right to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Unbridled Shares held by them.  The dissent right is required to be exercised in accordance with provisions of the BCBCA and the Interim Order.  See “The Arrangement – Right of Dissent”.

Risk Factors

An investment in a natural resource issuer involves a significant degree of risk.  In addition to the risks applicable to an investment in the Unbridled Shares, the Altima Shares to be issued to the Shareholders pursuant to the Arrangement should be considered highly speculative and subject to a number of risk factors.  Further, the Shareholders should consider that Unbridled and Altima may not realize the anticipated benefits of the Arrangement.  For a discussion of risk factors associated with Unbridled and the ownership of Altima Shares, see Schedule D, “Information Concerning Altima Resources Ltd.”.  An investment in securities of Altima should only be made by persons who can afford a significant or total loss of their investment.

Selected Pro Forma Financial Information

The following table sets out certain pro forma combined financial information of Unbridled and Altima for the year ended August 31, 2009 after giving effect to the Arrangement.

The information provided below is qualified in its entirety by the unaudited Pro Forma Consolidated Financial Statements attached as Schedule F hereto.  Reference should be made to those financial statements as well as to the audited financial statements of Altima for the years ended November 30, 2008 and 2007 filed on SEDAR at www.sedar.com and which are incorporated herein by reference.  Please see Schedule D, “Information Respecting Altima Resources Ltd.”.

As at August 31, 2009
(unaudited)

Balance Sheet Data

Cash

$3,587,916

Other assets

$271,013

Petroleum and Natural Gas Properties and Equipment

$19,762,325

Total Assets:

$23,621,254

Current liabilities

$5,765,747

Other liabilities

$480,785

Shareholders’ equity

$17,374,722

Total liabilities and shareholders’ equity:

$23,621,254

As at December 29, 2009, there were 69,933,618 Unbridled Shares outstanding and 69,346,933 Altima Shares outstanding.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Unbridled for use at the Meeting and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the Board of Directors and regular employees of Unbridled.  All costs of solicitation will be borne by Unbridled.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the Chief Executive Officer and the Secretary of Unbridled.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  To be valid, a proxy must be in writing and executed by the Shareholder or its attorney authorized in writing, unless the Shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form.  Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney thereof, and delivered either to the registered office of Unbridled, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Information for Beneficial Holders of Shares

The Unbridled Shares owned by many Shareholders are not registered on the records of Unbridled in the Shareholders’ own names.  Rather, such Unbridled Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Shareholders who do not hold their Unbridled Shares in their own names (referred to in this Information Circular as “beneficial holders”) should note that only Registered Shareholders may vote at the Meeting.  A beneficial holder cannot be recognized at the Meeting for the purpose of voting his Unbridled Shares unless he is appointed by the Intermediary as a proxyholder.

Applicable regulatory policy requires Intermediaries to seek voting instructions from beneficial holders.  Every Intermediary has its own procedures to seek those instructions.  Beneficial holders should follow those procedures carefully to ensure that their Unbridled Shares are voted at the Meeting.

The majority of brokers in Canada have delegated authority for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms or, alternatively, prepares a separate “voting instruction” form, mails those forms to beneficial holders, and asks beneficial holders to return the proxy or voting instruction forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions for voting at the Meeting.  A beneficial holder who receives a proxy bearing a Broadridge sticker or a voting instruction form cannot deposit that proxy or form on the Meeting date to vote Unbridled Shares at the Meeting.  The proxy or form must be returned to Broadridge in advance of the Meeting in order to allow the Unbridled Shares to be voted by the named proxyholder at the Meeting.

IF YOU ARE A BENEFICIAL HOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

Exercise of Discretion

Unbridled Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.  Assuming the presence of a quorum, because the Arrangement need only be approved by two-thirds of the votes cast, the failure to submit a proxy will not have any effect on the outcome of the Shareholder vote.

SUCH UNBRIDLED SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of Unbridled knows of no such amendment, variation or other matter which may be presented to the Meeting.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the offices of Bull, Housser & Tupper LLP, Arbutus Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Friday, February 5, 2010 at 9:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting.

Record Date

Registered Shareholders at the close of business on the Record Date, being December 29, 2009, are entitled to receive notice of, to attend and to vote at, the Meeting.

Voting Securities and Principal Holders Thereof

As of December 29, 2009, there were 69,933,618 Unbridled Shares issued and outstanding, which are its only outstanding voting securities.  Each Unbridled Share entitles the holder thereof to one vote per share on a ballot at the Meeting.  UNBRIDLED HAS NO OTHER CLASSES OF VOTING SECURITIES ISSUED AND OUTSTANDING.

Any Registered Shareholder at the close of business on the Record Date who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Unbridled Shares voted at the Meeting.

To the knowledge of the directors and executive officers of Unbridled, the only person or company who beneficially owns, or controls or directs, directly or indirectly, Unbridled Shares carrying 10% or more of the voting rights attached to all outstanding Unbridled Shares is:

Name	No. of Unbridled Shares	Percentage
Sprott Asset Management Inc.	8,912,100	12.7%

Note:

(1)

According to information filed on SEDAR by Sprott Asset Management Inc.

Matters to be Considered at the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Unbridled for use at the Meeting.

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, the full text of which is reproduced at Schedule A to this Information Circular.  See “The Arrangement” below.

The Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution at the Meeting.  See “The Arrangement – Background to the Arrangement”.  To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast thereon by the holders of Unbridled Shares present in person or represented by proxy at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Unbridled Shares represented by such form of proxy in favour of the Arrangement Resolution.

THE ARRANGEMENT

The Companies

Unbridled

Unbridled is a corporation existing under the BCBCA.  Unbridled’s head office in Canada is located at Suite 400, 2424 4th Street SW, Calgary, Alberta, T2S 2T4 and its principal business office in the United States is located at Suite 301, 2100 Georgetowne Drive, Sewickley, Pennsylvania, 15143.  Unbridled’s registered and records office is located at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3.  Unbridled is a reporting issuer in British Columbia, Alberta and Ontario and the Unbridled Shares are currently listed and posted for trading on the TSXV under the symbol “UNE”, the OTC Bulletin Board under the symbol “UNEFF” and the Frankfurt Stock Exchange under the symbol “04U”.  Unbridled has the following wholly-owned subsidiaries:  Unbridled Energy USA, Inc., Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC.  For further information on Unbridled, please see “Documents Incorporated by Reference”.

Altima

Altima is a corporation existing under the BCBCA.  Altima’s head office is located at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  Altima is a reporting issuer in British Columbia and Alberta and the Altima Shares are currently listed and posted for trading on the TSXV under the symbol “ARH” and the Frankfurt Stock Exchange under the symbol “AKC”.  Please see Schedule D, “Information Respecting Altima Resources Ltd.”.

Unbridled and Altima have entered into an agreement whereby they will combine their respective interests in the Chambers and west Ferrier areas of west central Alberta.  The parties believe that the consolidation of the joint holdings of Unbridled and Altima may result in administrative efficiencies and a reduction in regulatory and other presently duplicated costs.  The consolidated property interests will include a total of twenty four sections (15,360 gross acres) with an approximate 93% average working interest in twenty one of the sections and a minor interest in three sections.  In addition, the continuing entity will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.  Unbridled will seek to dispose of its non-Canadian assets and to settle its US bank debt prior to the completion of the proposed Arrangement.

Overview of the Arrangement

General

The Board of Directors of Unbridled and the board of directors of Altima have approved the Plan of Arrangement providing for the completion of the Arrangement.  Pursuant to the Arrangement, among other things, each Shareholder as at the Record Date (other than a Dissenting Shareholder and except as noted below under “Procedure for Exchange of Unbridled Shares and Payment“) will be entitled to receive Altima Shares in exchange for the Unbridled Shares held by such Shareholder prior to the Arrangement, on the basis of one Altima Share for each one Unbridled Share held by such Shareholder.

Directors and Officers

On completion of the Arrangement, the board of directors of the continuing entity will be comprised of Richard Switzer, James O’Byrne, Joe DeVries, Whitney Pansano and Robert Penner and the officers of the continuing entity will be Richard Switzer, President & Chief Executive Officer, James O’Byrne, Chairman and Richard Barnett, Chief Financial Officer & Secretary.  Altima and Unbridled have entered into a letter agreement dated December 18, 2009 pursuant to which Altima has agreed to nominate E. Bernard Brauer as a director at Altima’s next Annual General Meeting.

Background to the Arrangement

Pursuant to a Letter Agreement dated August 29, 2009, as amended, Altima agreed to acquire all the issued and outstanding shares of Unbridled by the issuance of one Altima Share for every one Unbridled Share.  Assuming the Arrangement is approved as required by Unbridled’s Shareholders and made effective, Unbridled will become a wholly-owned subsidiary of Altima.  Unbridled and Altima both currently hold interests in the Chambers and west Ferrier areas of west central Alberta.

Unbridled and Altima have been engaged in legal dispute in the Alberta courts concerning the payment of joint venture expenses and the management and operation of the joint venture under which they hold their respective interests in in the Chambers and west Ferrier areas.  On April 21, 2009, on application by Unbridled commenced by Originating Notice, Justice Peter McIntyre granted certain relief to Unbridled and issued certain orders and directions in Unbridled’s favour. (Action Number 0801-01789, Court of Queen’s Bench of Alberta, Judicial District of Calgary, Alberta.)  Subsequent to the hearing before Justice McIntyre, some clarification was sought by counsel for Altima as to the nature and extent of any right of redemption that Altima might have in respect of its interest in the subject lands. Upon considering written submissions on this issue, Justice McIntyre granted Altima a redemption period of 30 days, and held that Altima could redeem its interest in the lands by paying the amount of the indebtedness into Court within 30 days of service of the Order.  A pro forma bill of costs was prepared on behalf of Unbridled and forwarded to counsel for Altima, setting out the costs and disbursements to which Unbridled was entitled. In addition, a form of Order to be signed by Justice McIntyre  was prepared and forwarded to counsel for Altima, for approval.  Counsel for both Unbridled and Altima were in the process of scheduling a motion with Justice McIntyre to settle the minutes of his Order, in addition to setting down a taxation hearing to have the bill of costs entered, when both parties elected to hold the matter in abeyance to allow for out-of-court settlement discussions.  This matter remains on hold and no bill of costs or orders have been entered.

Further, on April 20, 2009, on the eve of the scheduled application before Justice McIntyre in Action 0801-01789, Altima issued a statement of claim against Unbridled, alleging inter alia various breaches of contracts governing the joint operations on the subject joint venture project, accounting irregularities and breaches of fiduciary duties. By the issuance of this statement of claim an action was commenced (Action 0901-05793, Court of Queen’s Bench of Alberta, Judicial District of Calgary, Alberta).  Unbridled was in the process of finalizing its statement of defence, in addition to a counterclaim against Altima in this action, when counsel received instructions to hold the matter in abeyance to allow for the above-noted settlement discussions. At present, no statement of defence has been filed, and the intended counterclaim has not been issued.

The business combination between Unbridled and Altima pursuant to the Arrangement was negotiated by Unbridled and Altima on the belief by the respective boards of directors and management of Unbridled and Altima that the shareholders of Unbridled and Altima would benefit from combining the interests of Unbridled and Altima into one corporate entity thereby creating the best prospects for long-term value for shareholders.  Positive results of the Arrangement may include the reduction of general and administrative costs, the elimination of duplicative filings, the settling of all claims between the parties, a renewed focus on developing the Chamber assets, the reduction and elimination of debt within the combined entity and the improved ability to raise capital.

In arriving at their recommendation with respect to the Arrangement, the directors of Unbridled considered, among other matters:

(a)

the views of management of Unbridled with respect to the prospects for an increase in shareholder value;

(b)

the anticipated benefits of consolidated operations of the combined interests in the Chambers and west Ferrier areas of west central Alberta;

(c)

the Fairness Opinion;

(d)

the opportunity for Unbridled to resolve the outstanding litigation between Unbridled and Altima relating to the payment of joint-venture costs on the Chambers project and the management of that project; and

(e)

the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of Unbridled Shares present in person or represented by proxy at the Meeting, and the requirement for Court approval.

In addition, the directors of Unbridled have considered the alternatives open to Unbridled if it does not pursue the proposed Arrangement.  Due to several negative material factors, including low prices for natural gas and capital market difficulties, Unbridled has not been able to generate the cash flows or raise the additional investment capital necessary to pursue its business on the same basis as it had done so in previous years.  As a result, over the past year, Unbridled has faced increasing working capital deficiencies and doubts about its ability to carry on its business.  These negative downsides were an important part of the directors’ decision process in this matter, leading them to conclude that, in order for Unbridled to have the best chance of carrying on its business and avoid liquidation, it should resolve its dealings with The Huntington Bank, sell off its US assets, re-focus on its Alberta assets and combine its efforts with Altima, its co-venturer in Chambers.

Accordingly, the directors of Unbridled unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution.  To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Unbridled Shares present in person or represented by proxy at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Unbridled Shares represented by such form of proxy in favour of the Arrangement Resolution.

The Combination Agreement permits Unbridled to consider an alternative acquisition proposal and recommend to the Shareholders that the Board of Directors determines, in good faith and after consultation with, and receiving appropriate expert advice, would, if consummated in accordance with its terms, result in a transaction which would be superior from a financial point of view to the Shareholders.  If Unbridled accepts such a superior proposal, then it will be obligated to pay to Altima a break fee of $125,000.

Court Approvals and Completion of the Arrangement

Interim Order

On January 4, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Schedule C to this Information Circular.

Final Order

Subject to the terms of the Combination Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, and the Board of Directors has not determined for any reason not to proceed with the Arrangement, Unbridled will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for February 5, 2010, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting.  Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Shareholder’s or person’s proposed submissions, to the solicitors for Unbridled:  Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention: David Hunter on or before 4:00 p.m. (Vancouver time) on February 2, 2010, subject to other direction of the Court.  A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Shareholders in the United States should note that the Altima Securities to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the Section 3(a)(10) Exemption, or under any applicable Blue Sky Laws in reliance on similar or other exemptions from registration thereunder.  The Court will be advised prior to the hearing of the application for the Final Order that the Court’s determination that the Arrangement is fair to the Shareholders will form the basis for the Section 3(a)(10) Exemption and comparable exemptions under applicable Blue Sky Laws with respect to the Altima Securities to be distributed pursuant to the Arrangement.

Unbridled has been advised by its counsel, Bull, Housser & Tupper LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, Unbridled or Altima may determine, acting reasonably, not to proceed with the Arrangement.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth in Schedule B to this Information Circular.

Unbridled and Altima have entered into the Combination Agreement which provides for the acquisition by Altima of all of the issued Unbridled Shares, to be effected by way of the Arrangement.  The Arrangement will become effective on the date on which all conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement shall have been satisfied or waived in accordance with the Combination Agreement.

Assuming that no Unbridled Options are exercised prior to the Effective Date, there will be 69,933,618 Unbridled Shares and 2,715,000 Unbridled Options outstanding immediately prior to the Effective Date.  Assuming that no Altima Options or Altima Warrants are exercised prior to the Effective date, there will be 69,346,933 Altima Shares, 2,000,000 Altima Options and 19,644,615 Altima Warrants outstanding immediately prior to the Effective Date.

It is currently contemplated that the following will occur and be deemed to occur in the following order without further act or formality as of the Effective Time:

(a)

each issued and outstanding Unbridled Share will be exchanged for one Altima Share; and

(b)

all issued and outstanding Unbridled Options will be exercisable, to acquire one Altima Share in lieu of each one Unbridled Share to which the holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore.  In addition, each Replacement Option will have a term to expiry which is the same as the corresponding pre-Closing Unbridled Options.  The conditions to and manner of exercise and all other terms and conditions of each Replacement Option will otherwise be the same as those set out in the Unbridled Share Option Plan and any document or agreement previously evidencing pre-Closing Unbridled Options will thereafter evidence and be deemed to evidence the corresponding Replacement Options.  Issuance of the Altima Shares upon exercise of the Replacement Options will be conditioned upon compliance with the provisions of the 1933 Act and applicable Blue Sky Laws.  Altima expects to be able to rely upon exemptions from registration with respect to such Altima Shares under the 1933 Act and applicable Blue Sky Laws.

Assuming that there are no Dissenting Shareholders and no Unbridled Options are exercised during the period between the date of this Information Circular and the Effective Date, approximately 69,933,618 Altima Shares will be issued to the Shareholders pursuant to the Arrangement.  As a result, there will be approximately 139,280,551 Altima Shares issued and outstanding immediately following completion of the Arrangement (163,640,166 on a fully-diluted basis).  The 69,933,618 Altima Shares held by former Shareholders immediately following completion of the Arrangement will represent approximately 50.2% of the then outstanding Altima Shares.

The Plan of Arrangement is attached as Schedule B to this Information Circular.  Readers are urged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement Resolution must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)

the Arrangement must be approved by the Court pursuant to the Final Order; and

(c)

all conditions precedent to the Arrangement, as set forth in the Combination Agreement, must be satisfied or waived by the appropriate party.

Conditions Precedent to the Arrangement

The respective obligations of Unbridled and Altima to complete the Arrangement are subject to a number of conditions which must be satisfied at or before the Effective Time or such other time as is specified below, including:

(a)

all necessary approvals of the transactions provided for in the Combination Agreement and as required in the Interim Order will have been obtained from the Shareholders;

(b)

all necessary orders of the Court with respect to the Arrangement will have been obtained on terms acceptable to Unbridled and Altima, acting reasonably;

(c)

the TSXV will have accepted the Arrangement subject only to such conditions as may be satisfactory to Unbridled and Altima, acting reasonably;

(d)

all other necessary or advisable consents, approvals and other authorizations for the Arrangement including from any other regulatory or judicial authority having jurisdiction will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances including all authorizations under Blue Sky Laws and the Altima Shares shall be exempt from all registration and prospectus requirements under Canadian law and shall be exempt from registration under the 1933 Act;

(e)

there being no order, judgment, decree or other directive, issued and in force, ceasing or suspending trading in any securities of Unbridled or Altima or otherwise restraining or enjoining the Arrangement, issued by any judicial or regulatory authority having jurisdiction; and

(f)

Shareholders holding not more than 5.0% of the Unbridled Shares shall not have exercised their rights of dissent under the Arrangement.

Pursuant to the terms of the Combination Agreement, Altima will assume, jointly with Unbridled, liability for, and will make all commercially reasonable efforts to fulfill, all of Unbridled’s obligations under the existing employment and management agreements between Unbridled and J. Michael Scureman and Tiffany Neckerman, including, without limitation, all severance, change of control and bonus provisions payable to J. Michael Scureman and Tiffany Neckerman.

The Combination Agreement also provides for a number of conditions in favour of Unbridled and Altima, respectively, which must be satisfied or waived at or before the Effective Date or such other time as is specified below in order for the Arrangement to become effective.  Please refer to the Combination Agreement with respect to these other conditions, which is incorporated into this Information Circular by reference, and a copy of which is available on SEDAR at www.sedar.com under Unbridled’s profile.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors, without further approval of such Shareholders, to agree with Altima to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and not to proceed with the Arrangement at any time prior to the Effective Date.  See Schedule A for the text of the Arrangement Resolution.

Procedure for Exchange of Unbridled Shares and Payment

Upon completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Altima Shares as of the Effective Date and former Registered Shareholders will be entered into the register of holders of Altima Shares without further act or formality.  The Letter of Transmittal contains instructions on how the Shareholders are to exchange their Unbridled Share certificates for Altima Share certificates.  Registered Shareholders (other than Dissenting Shareholders) should read and follow these instructions carefully.  The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Unbridled Shares and all other required documents, will enable each registered Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Altima Shares received under the Arrangement.

Shareholders whose Unbridled Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

Any use of the mail to transmit the share certificates and Letter of Transmittal is at the risk of the Shareholders.  If such documents are mailed, it is recommended that registered mail, with return receipt requested and properly insured, be used.

Dissenting Shareholders who ultimately are not entitled to be paid the fair value of their Unbridled Shares, or which have withdrawn their demand for the purchase of their Unbridled Shares with the consent of Altima, unless otherwise ordered by the Court, will be entitled to receive Altima Shares on the basis of one Altima Share for every one Unbridled Share held, pursuant to the Arrangement.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Unbridled Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Unbridled Shares to receive Altima Shares shall be deemed to be surrendered to Altima together with all interest, dividends or distributions thereon held for such holder.

Timing

If the Meeting is held as scheduled and the other necessary conditions at that point in time are satisfied or waived, Unbridled shall apply for the Final Order approving the Arrangement.  If the Final Order is obtained on February 5, 2010, the date on which Unbridled intends to make its application for the Final Order, or as soon thereafter as may be practicable after approval by the Shareholders at the Meeting, in form and substance satisfactory to Unbridled and Altima, and all other conditions set forth in the Combination Agreement are satisfied or waived, Unbridled expects the Effective Date will be on or about February 10, 2010, and in any event, no later than February 15, 2010.  It is not possible, however, to state with certainty when the Effective Date will occur.

Unbridled’s objective is to have the Effective Date occur as soon as practicable after the Meeting.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Stock Exchange Listings

The Unbridled Shares are currently listed and posted for trading on the TSXV under the symbol “UNE”.  The Altima Shares are currently listed and posted for trading on the TSXV under the symbol “ARH”.  The TSXV has conditionally approved the listing of the Altima Shares to be issued or reserved under the Arrangement (including the Altima Shares which may be issued from time to time upon the exercise of the Replacement Options), subject to the customary requirements of the TSXV.  Following completion of the Arrangement, the Unbridled Shares will be delisted from the TSXV.

Canadian Federal Income Tax Considerations

In the opinion of Bull, Housser & Tupper LLP (“BHT”), legal advisors to Unbridled, the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders and Unbridled Optionholders.

This summary is not applicable to () a Shareholder or Unbridled Optionholder that is a “financial institution” or a “specified financial institution” as defined in the Tax Act; () a Shareholder or Unbridled Optionholder an interest in which would be a “tax shelter investment” as defined in the Tax Act; () a Shareholder that is a Tax Exempt Shareholder; () Shareholders or Unbridled Optionholders that do not hold their Unbridled Shares or Unbridled Options as capital property; or () Shareholders or Unbridled Optionholders that do not at all material times deal at arm’s length with, or are affiliated with, Unbridled or Altima for purposes of the Tax Act.

Generally, the Unbridled Shares, Altima Shares, and Unbridled Options will be considered to be capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade.  Certain Shareholders resident in Canada whose Unbridled Shares and Altima Shares might not otherwise qualify as capital property might be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares treated as capital property.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and BHT’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”).  There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the disposition of Unbridled Shares or Unbridled Options pursuant to the Arrangement or the holding and disposition of Altima Shares, and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA.  This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only, is not exhaustive of all possible tax considerations applicable to the Arrangement or the holding and disposition of Altima Shares, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder or Unbridled Optionholder.  Consequently, Shareholders and Unbridled Optionholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement and of holding or disposing of Altima Shares having regard to their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Shareholder or Unbridled Optionholder that, at all relevant times, is resident or is deemed to be resident in Canada for purposes of the Tax Act.

Disposition of Unbridled Shares Under the Arrangement

Pursuant to section 85.1 of the Tax Act, the disposition of Unbridled Shares pursuant to the Arrangement will not result in a Shareholder realizing a capital gain (or a capital loss) provided that: () the Shareholder holds the Unbridled Shares as capital property; () the Shareholder does not, in the Shareholder's return of income for the taxation year in which the exchange occurred, include in computing the Shareholder’s income for that year any portion of the gain or loss, otherwise determined, from the disposition of the Unbridled Shares; () the Shareholder is at arm’s length with Altima immediately before the exchange; () immediately after the exchange the Shareholder, or persons with whom the Shareholder does not deal at arm's length, or the Shareholder together with persons with whom the Shareholder does not deal at arm's length, will not control Altima or beneficially own shares of the capital stock of Altima having a fair market value of more than 50% of the fair market value of all of the outstanding shares of the capital stock of Altima; () the Shareholder and Altima do not file an election under section 85(1) or (2) of the Tax Act with respect to the Unbridled Shares (Altima does not intend to file such an election); and () the Shareholder does not receive consideration for the Shareholder’s Unbridled Shares other than shares of Altima.

Under section 85.1, the Shareholder’s proceeds of disposition will be equal to the Shareholder’s adjusted cost base of the Unbridled Shares at the time of the exchange, such that the Shareholder will not recognize a capital gain (or capital loss) on the disposition.  The Shareholder’s cost of the Altima Shares received by the Shareholder on the exchange will equal the adjusted base of the Unbridled Shares that the Shareholder has exchanged, and such cost will be averaged with the cost of any other Altima Shares held by the Shareholder as capital property for the purposes of determining the adjusted cost base of each Altima Share held by the Shareholder.

Otherwise, a Shareholder who exchanges Unbridled Shares for Altima Shares will be considered to have disposed of the Unbridled Shares for proceeds of disposition equal to the fair market value, as at the time of the exchange, of any Altima Shares received by the Shareholder on the exchange.  As a result, the Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Unbridled Shares to the Shareholder.  In such circumstances, the cost to a Shareholder of the Altima Shares so received will be equal to their fair market value as of the Effective Date, and such cost will be averaged with the cost of any other Altima Shares held by the Shareholder as capital property for the purposes of determining the adjusted cost base of each Altima Share held by the Shareholder.

Unbridled Options Received In Respect of Employment

Persons who hold Unbridled Options, received in respect of their employment by Unbridled or a corporation which does not deal at arm’s length with Unbridled and who only receive Replacement Options on the Arrangement in exchange for their Unbridled Options, may be deemed to receive an employment benefit as a result of that exchange if at the time of the Arrangement the fair market value of the Replacement Options immediately after the Arrangement less their option price (the “Replacement Option In-The-Money Amount”) exceeds the fair market value of the Unbridled Options immediately before the Arrangement less their option price (the “Unbridled Option In-The-Money Amount”).  In those circumstances, the difference between the fair market value of the Replacement Options and the amount paid to acquire Unbridled Options would be included in employment income of the particular Unbridled Optionholder.  If the Unbridled Option In-The-Money Amount and the Replacement Option In-The-Money Amount are equivalent, as is intended to be the case pursuant to the Arrangement, the Replacement Options received on the Arrangement will be deemed to be the same as and a continuation of the Unbridled Options for tax purposes.

Other Unbridled Options

A person who holds Unbridled Options received other than in respect of his or her employment by Unbridled or a corporation which does not deal at arm’s length with Unbridled will be deemed to have disposed of his Unbridled Options for proceeds equal to the fair market value of the Replacement Options received in exchange.  As a result, the Unbridled Optionholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Unbridled Options to the Unbridled Optionholder.  In such circumstances, the cost to the Unbridled Optionholder of the Replacement Options so received will be equal to their fair market value as of the Effective Date.

Taxation of Dividends on Altima Shares

Dividends received or deemed to be received on the Altima Shares by a Shareholder who is an individual will be included in computing the Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, and may, in the appropriate circumstances, be subject to the enhanced gross-up and dividend tax credits as eligible dividends.

Dividends received or deemed to be received on the Altima Shares by a Shareholder that is a corporation will be included in computing the corporation’s income and will normally be deductible in computing its taxable income.

A Shareholder that is a “private corporation” as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33-1/3% on dividends received or deemed to be received on the Altima Shares to the extent that such dividends are deductible in computing the Shareholder’s taxable income.

Subsequent Disposition of Altima Shares

A subsequent disposition or deemed disposition of an Altima Share by a Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Shareholder of the Altima Share.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Shareholder in a taxation year must be included in income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Shareholder in a taxation year must be deducted from taxable capital gains realized in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual (including most trusts) may affect the Shareholder’s liability for alternative minimum tax under the Tax Act.

If the Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the exchange of the Unbridled Shares may be reduced by the amount of certain dividends previously received (or deemed to have been received) in accordance with detailed provisions of the Tax Act in that regard.  Such Shareholders should consult their tax advisors for specific information regarding the application of these provisions.

Non-Residents of Canada

This portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act, at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Unbridled Shares in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Shareholder”).

Disposition of Unbridled Shares Under the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange of Unbridled Shares for Altima Shares under the Arrangement unless such shares constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Shareholder is not afforded relief under an applicable income tax treaty.

Unbridled Shares will not normally constitute taxable Canadian property at a particular time provided that: (i) the Unbridled Shares are listed on a designated stock exchange (which currently includes tiers 1 and 2 of the TSX Venture Exchange) at that time, and (ii) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the issued shares of any class of Unbridled.  Unbridled Shares might also constitute or be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act.

In the event that a Non-Resident Shareholder’s Unbridled Shares constitute or are deemed to constitute taxable Canadian property, the disposition thereof will generally not give rise to a capital gain (or capital loss) in the same manner as described above under the heading “Residents of Canada” with reference to section 85.1.  If the disposition of the Unbridled Shares by the Non-Resident Shareholder does not qualify for section 85.1, then the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading “Residents of Canada”.  Any such capital gain may be exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder resides.  A Non-Resident Shareholder is required to file an income tax return if such Non-Resident Shareholder disposes of any taxable Canadian property whether or not such disposition results in a capital gain or other income taxable in Canada.

Taxation of Dividends on Altima Shares

Dividends paid or credited, or deemed to be paid or credited, by Altima to a Non-Resident Shareholder will be subject to Canadian non-resident withholding tax at a rate of 25% subject to reduction of such rate under an applicable income tax convention between Canada and the country of residence of the Non-Resident Shareholder.

Subsequent Disposition of Altima Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Altima Shares unless such shares constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Shareholder is not afforded relief under an applicable income tax treaty.

Altima Shares will not normally constitute taxable Canadian property at a particular time provided that: (i) the Altima Shares are listed on a prescribed stock exchange (which currently includes tiers 1 and 2 of the TSXV) at that time, and (ii) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the issued shares of any class of Altima.  Altima Shares might also constitute or be deemed to constitute taxable Canadian property in certain other circumstances under the Tax Act.  For example, if the Unbridled Shares were taxable Canadian property to the Shareholder at the time of the exchange, then the Altima Shares are also taxable Canadian property.

In the event that a Non-Resident Shareholder’s Altima Shares constitute or are deemed to constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading “Residents of Canada”.  Any such capital gain may be exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder resides.  A Non-Resident Shareholder is required to file an income tax return if such Non-Resident Shareholder disposes of any taxable Canadian property whether or not such disposition results in a capital gain or other income taxable in Canada.

Unbridled Optionholders who are not resident in Canada for the purposes of the Tax Act should consult their own tax advisors having regards to their own particular circumstances.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders

Both resident and non-resident Shareholders are permitted to dissent from the Arrangement.  Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by Unbridled the fair value of the Unbridled Shares held by such Shareholder determined as of the appropriate date.  A Dissenting Shareholder who is resident in Canada will realize a deemed dividend equal to the amount by which the proceeds of disposition exceed the paid up capital attributable to the Unbridled Shares held by that Dissenting Shareholder.  Although subject to confirmation in the case of any Dissenting Shareholders, UNE currently believes that the paid up capital attributable to each UNE Share is $30,278,262 before considering contributed surplus of $3,491,740 or accumulated deficits of $29,660,305, and accordingly it is currently expecting that a Dissenting Shareholder will realize a deemed dividend.  A Dissenting Shareholder who is resident in Canada will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition (which are reduced by the amount of the deemed dividend) exceed (or are less than) the adjusted cost base of the Unbridled Shares to the Shareholder immediately before payment of the fair market value of the Unbridled Shares.  See “Taxation of Capital Gains and Capital Losses” above.  With respect to a Dissenting Shareholder who is also a Non-resident Shareholder, the deemed dividend will be subject to Canadian non-resident withholding tax at a rate of 25% subject to reduction of such rate under an applicable income tax convention between Canada and the country of residence of the Non-Resident Shareholder.  A Dissenting Shareholder who is a non-resident of Canada should not otherwise be subject to any tax under the Tax Act unless such Unbridled Shares constitute taxable Canadian property at the time of their disposition and no relief is available under an applicable income tax treaty.  See “Non-Residents of Canada” above.  Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right to dissent.  Dissenting Shareholders should contact their own tax advisors having regard to their own particular circumstances.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE RELIED ON AS LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR SHAREHOLDER.  BECAUSE THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, ALL SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Certain United States Federal Income Tax Consequences

Circular 230 Disclosure.  Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any tax penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general summary of certain principal U.S. federal income tax consequences under current law, generally applicable to a U.S. Holder (as defined below) of Unbridled Shares, with respect to the disposition of his, her or its Unbridled Shares, and to Altima shares received, pursuant to the Arrangement.  This summary is limited to the U.S. federal income tax consequences applicable to a U.S. Holder who holds Unbridled Shares as a capital asset.  This summary does not address all potentially relevant U.S. federal income tax consequences.  In addition, this summary does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.

The following summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), final Treasury Regulations issued under the Code (the “Regulations”), proposed and temporary Treasury Regulations issued under the Code (the “Proposed Regulations”), the United States-Canada Tax Convention of 1980, as amended by various Protocols (the “Treaty”), and administrative and judicial interpretations thereof, all as in effect as of the date hereof, but all of which could be subject to material and adverse change (possibly on a retroactive basis) at any time and to differing interpretations.  Moreover, there can be no assurance that the Internal Revenue Service (“IRS”) will not take a contrary view, and no ruling from the IRS has or will be sought.

This summary is for general information only, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Unbridled Shares.  Accordingly, holders and prospective holders of Unbridled Shares are urged to consult their own U.S. tax advisors about the U.S. federal, state, local and foreign tax consequences to them of the Arrangement.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Unbridled Shares, who is a citizen or individual resident of the United States (as defined under U.S. tax laws), a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, a trust or estate, the income of which is taxable in the United States irrespective of source, or a holder of Unbridled Shares, who or which is otherwise subject to U.S. federal income tax on a net income basis in respect of such shares.  This summary does not address the tax consequences to, and as used herein a U.S. Holder does not include, persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Unbridled Shares is not effectively connected with a trade or business in the United States, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold Unbridled Shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired Unbridled Shares through the exercise of employee stock options or otherwise as compensation for services.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options or certain other rights to acquire Unbridled Shares.  If a partnership, or an entity treated as a partnership for U.S. tax purposes, holds Unbridled Shares, the tax treatment of a partner or other owner of such entity will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner in a partnership holding Unbridled Shares, you should consult your own tax advisors.

Taxable Exchange or Reorganization

The Arrangement will be effected under the applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. corporate law.  While it is intended that the Arrangement qualify as a tax-deferred reorganization under Section 368 of the Code (a “Reorganization”), it is not clear whether the Arrangement will so qualify.  If the Arrangement does not qualify as a Reorganization, the Arrangement will be treated as a fully taxable exchange.  Regardless of whether the Arrangement qualifies as a Reorganization, the Arrangement may be treated as a fully taxable exchange under the passive foreign investment company (“PFIC”) rules of Sections 1291-1298 of the Code.  In addition, to qualify for Reorganization treatment, Section 367 of the Code generally requires U.S. Holders to file certain information with the IRS.

Taxable Exchange

Subject to the PFIC rules discussed below, if the Arrangement does not qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Unbridled Shares, such that a U.S. Holder would:

(a)

recognize a gain or loss on such disposition equal to the difference between (i) the fair market value of Altima Shares received pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in Unbridled Shares exchanged in the Arrangement;

(b)

obtain a basis in the Altima Shares received pursuant to the Arrangement equal to their fair market value at the time of receipt; and

(c)

obtain a holding period in the Altima Shares that begins on the day after receipt.

Gain or loss recognized by a U.S. Holder on such a taxable disposition generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Preferential tax rates for long-term capital gains (capital assets held for more than one year) are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains derived by a U.S. Holder that is a C corporation.  Deductions for net capital losses are subject to significant limitations.

Reorganization

Subject to the PFIC rules and the Section 367 rules discussed below, if the Arrangement qualifies as a Reorganization, it will result in the following U.S. tax consequences:

(a)

A U.S. Holder of Unbridled Shares will not recognize any gain or loss as a result of the exchange of such shares for Altima Shares pursuant to the Arrangement.

(b)

The aggregate basis of the Altima Shares received by a U.S. Holder pursuant to the Arrangement will be same as the aggregate basis of the Unbridled Shares that such U.S. Holder exchanged for the Altima Shares pursuant to the Arrangement.

(c)

The holding period of the Altima Shares received by a U.S. Holder will include the holding period of the Unbridled Shares exchanged by such U.S. Holder pursuant to the Arrangement.

Dissenting Shareholders

Dissenting U.S. Holders who receive solely cash in exchange for their Unbridled Shares will recognize gain or loss in the same manner as the non-dissenting U.S. Holders discussed above would if the exchange is taxable (including the PFIC rules discussed below), except the gain or loss will be based on the U.S. dollar equivalent of the amount of cash received.  Any amount received as interest income will be taxed as ordinary income.

PFIC Rules

(a)

In General

U.S. tax law contains rules that classify certain foreign corporations as passive foreign investment companies, or PFICs.  If 75% or more of a foreign corporation’s gross income consists of certain types of passive income (as defined for U.S. federal income tax purposes), or if 50% or more of the average value of all assets held by the corporation during the taxable year consists of passive assets (generally, assets that generate passive income), the PFIC rules apply to the corporation’s U.S. shareholders.

Unbridled may currently be a PFIC and may have been a PFIC in some or all prior taxable years, and Altima may currently be a PFIC and may been a PFIC in some or all prior tax years.

(b)

Impact of PFIC Rules

The U.S. federal income tax consequences to a U.S. Holder of a PFIC depend on whether a qualified electing fund (“QEF”) election or a mark-to-market election has been made.  A U.S. Holder who has made a timely QEF election is referred to in this summary as an “Electing Shareholder,” and a U.S. Holder who has not made a timely QEF election is referred to as a “Non-Electing Shareholder.”

Under Section 1291 of the Code, PFIC treatment without a QEF election generally results in a loss of preferential capital gain treatment on disposition of shares in the PFIC and an increased liability on such gain and on certain distributions due to an interest charge on the tax (to reflect the deferral of U.S. tax as earnings or appreciation arose with respect to the stock).  A QEF election results in current U.S. taxation of a shareholder’s pro rata portion of the corporation’s income and gain, whether or not the corporation makes distributions.  In order to make a QEF election, however, the PFIC must agree to provide certain annual statements that include the information necessary to determine the amount required to be included in income by its Electing Shareholders and to assure compliance with the PFIC rules.

(c)

Electing Shareholders

The Proposed Regulations provide that an Electing Shareholder does not recognize gain in a transaction that otherwise qualifies as a Reorganization. Thus, if the Arrangement qualifies as a Reorganization, a U.S. Holder who is an Electing Shareholder should not recognize gain under the PFIC rules as a result of the Arrangement.  If the Arrangement does not qualify as a Reorganization, the rules described above under “Taxable Exchange” will apply.

(d)

Non-Electing Shareholders

The Proposed Regulations provide that a Non-Electing Shareholder is required to recognize gain on disposition of PFIC stock in a transaction that otherwise qualifies as a Reorganization unless the Non-Electing Shareholder receives in the exchange stock of another corporation that is classified as a PFIC for the taxable year that includes the day after the Arrangement is effective. This nonrecognition treatment is subject to the Non-Electing Shareholder satisfying certain requirements described in the Proposed Regulations.

As noted above, Unbridled and Altima currently may be PFICs and may have been PFICs in prior years. If Unbridled is or has been a PFIC and Altima is not classified as a PFIC for its taxable year that includes the day after the Arrangement, a Non-Electing Shareholder of Unbridled will be required to recognize gain (but not loss) as a result of the Arrangement (regardless of whether the Arrangement qualifies as a  Reorganization), in an amount equal to the difference between (i) the fair market value of the Altima shares received by the U.S. Holder pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in his, her or its Unbridled Shares exchanged therefor.  Under the PFIC rules, the gain is (i) allocated pro rata over a Non-Electing Shareholder’s holding period for its Unbridled Shares, (ii) subject to tax at the highest rate applicable to ordinary income in the year to which it is allocated if during that year Unbridled was a PFIC; and (iii) the tax due will be increased by a deemed interest charge on the tax applicable to that income.  If the Arrangement does not qualify as a Reorganization, the rules described above under “Taxable Exchange” will apply, except that gain will be recognized as described in the preceding sentence.

(e)

Deemed Sale Election

A U.S. Holder who did not originally make a QEF election may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a deemed sale election under which the shareholder recognizes any gain that he, she or it would otherwise recognize under the rules of Section 1291 of the Code if the U.S. Holder had sold his stock on the qualification date.  The qualification date is the first day that the corporation qualified as a QEF with respect to such U.S. Holder.

(f)

Status of Proposed Regulations

The Proposed Regulations state that they are to be effective for transactions occurring on or after April 1, 1992.  The discussion set forth above is based on the Proposed Regulations in their current form.  The Proposed Regulations, however, have not yet been adopted in final form and may never be adopted, or may be substantially changed prior to their adoption.

The PFIC rules are complex and subject to interpretation. Due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investments and the consequences and reporting requirements resulting from the Arrangement.  In addition, U.S. Holders should consult with their tax advisors regarding the availability to them of the various elections under the PFIC rules, including, without limitation, a QEF election and a deemed sale election, and whether such elections are advantageous.

Section 367 of the Code

Section 367 of the Code imposes certain conditions for U.S. persons to obtain the tax-deferred treatment under a Reorganization, where stock of a non-U.S. corporation is exchanged for stock of another non-U.S. corporation.  If the Arrangement qualifies as a Reorganization, Section 367 of the Code requires that any U.S. Holder who owns, directly or indirectly, 5% or more of the stock (by vote or value) of Altima (a “5% shareholder”) immediately after the Arrangement must enter into a “gain recognition agreement” with the IRS in order to avoid recognizing gain on the Arrangement.  If the 5% shareholder does not enter into such an agreement, gain is required to be recognized by a U.S. Holder even if the Arrangement qualifies as a Reorganization and gain is not otherwise required to be recognized.  U.S. Holders who are not 5% shareholders may be required to satisfy certain reporting requirements imposed by the Regulations promulgated under Section 367 of the Code, but will not be required to enter into gain recognition agreements.

U.S. Tax Considerations of Owning Altima Shares

The U.S. federal income tax considerations of owning Altima Shares are generally described below. The discussion is not comprehensive and covers only some of the tax considerations. The tax consequences may differ depending on the particular circumstances of each Altima shareholder.  U.S. Holders are strongly advised to consult their own tax and legal advisors with respect to the U.S. federal tax consequences of owning Altima Shares.

(a)

Distributions on Altima Shares

(i)

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Altima Shares will be required to include the amount of such distribution in gross income as ordinary income (without reduction for any Canadian income tax withheld from such distribution) to the extent, if any, of the current or accumulated “earnings and profits” of Altima. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Altima, such distribution will be treated (1) first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the Altima Shares and, (2) thereafter, as gain from the sale or exchange of such shares.

(ii)

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the corporation is a “qualified foreign corporation” (“QFC”) (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend).

Altima generally will be a QFC if it is eligible for the benefits of the Treaty and is not a PFIC (as defined above) for the taxable year during which Altima pays a dividend or for the preceding taxable year.  As discussed above, Altima may be a PFIC, in which case it will not be a QFC.  Subject to application of the PFIC rules (discussed above), if Altima is not a QFC, a dividend paid by Altima to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

(iii)

Distributions Paid in Non-U.S. Currency

The amount of a distribution paid in currency other than U.S. dollars generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such non-U.S. currency (including an exchange for U.S. dollars).

(iv)

Dividends-Received Deduction

Dividends paid on Altima Shares generally will not be eligible for the dividends-received deduction.  The availability of the dividends-received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends-received deduction.

(b)

Disposition of Altima Shares

Subject to application of the PFIC rules (discussed above), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Altima Shares as described above in “Taxable Exchange.”

(c)

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to Altima Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian or other foreign income tax paid.  Subject to the limitations described below, a credit generally will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.  Complex limitations apply to the foreign tax credit.

Information Reporting; Backup Withholding

Backup withholding (currently at the rate of 28%) may be imposed on an Unbridled Shareholder under the Arrangement and on payments of dividends and payments received as a result of certain sales or other taxable dispositions of Altima Shares, unless the holder is eligible for an exception or provides the exchange agent a properly completed IRS Form W-9.  Any amounts withheld under these rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability provided that required information is furnished to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Uncertainty Regarding U.S. Tax Consequences

U.S. tax consequences of the Arrangement to U.S. Holders are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty.  With respect to a number of these provisions, there is either no guidance or the guidance that is available is either incomplete or contradictory.  Accordingly, notwithstanding the efforts of Unbridled and Altima and their U.S. Holders to comply with applicable U.S. tax law, the federal income tax return of U.S. Holders may be audited and such U.S. Holders may be required to file amended returns and may be subject to assessments by the IRS for additional taxes, interest and penalties.

No Ruling or Legal Opinion

Unbridled does not intend to seek a legal opinion from counsel or a ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement.  This summary is not binding on the IRS, and the IRS is not precluded from taking a different position or positions.  U.S. Holders should be aware that some of the U.S. tax consequences of the Arrangement are governed by provisions of the Code as to which there are no final Regulations and little or no judicial or administrative guidance.

State, Local and Foreign Tax Considerations

In addition to the U.S. federal income tax considerations described above, U.S. Holders may be subject to certain state, local and foreign tax consequences as a result of the Arrangement and their ownership of Unbridled Shares or Altima Shares, as the case may be.  Accordingly, U.S. Holders are urged to consult their own U.S. and foreign tax advisors with respect to such state, local and foreign tax considerations.

THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS OF UNBRIDLED SHARES UNDER CURRENT LAW.  IT DOES NOT DISCUSS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES.  THIS DISCUSSION IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF UNBRIDLED SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE.  U.S. HOLDERS ARE THEREFORE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Right of Dissent

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA.  However, as contemplated in the Plan of Arrangement, Unbridled and Altima have granted to the Shareholders who object to the Arrangement Resolution the right of dissent.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article Four of the Plan of Arrangement.  The Interim Order, which is attached as Schedule C to this Information Circular, provides the Shareholders with the right to dissent on substantially the same terms and conditions as set out in Sections 237 to 247 of the BCBCA which are attached as Schedule E to this Information Circular.  Sections 237 to 247 of the BCBCA are qualified as set out in this Information Circular and the Interim Order.

In general, any Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA (as modified by this Information Circular and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Unbridled the fair value of the Unbridled Shares held by such Dissenting Shareholder determined as of the close of business on the day before the passing of the Arrangement Resolution.

A Dissenting Shareholder shall, on the Effective Date, and notwithstanding any provision of Sections 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s Unbridled Shares to Unbridled and shall cease to have any rights as a holder of Unbridled Shares except for the entitlement to be paid fair value for such Unbridled Shares in accordance with the Dissent Procedures.  In no event shall Unbridled or Altima be required to recognize a Dissenting Shareholder as a Shareholder after the Effective Date.  In addition, in accordance with the restrictions set forth in Sections 237 to 247 of the BCBCA, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent.

A Dissenting Shareholder who, for any reason, does not properly fulfil each of the Dissent Procedures in accordance with the requirements set out herein, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Unbridled Shares shall be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-Dissenting Shareholder.

The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures.  For greater certainty, a Shareholder who wishes to exercise the right of dissent may not vote in favour of the Arrangement.

A Shareholder who wishes to dissent must deliver written notice of dissent to Unbridled at its registered and records office, P.O. Box 11130, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3, Attention:  J. Michael Scureman, not later than 4:00 p.m. (Pacific time) on the Business Day that is two Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned.

A Dissenting Shareholder must dissent with respect to all Unbridled Shares in which the holder owns a beneficial interest.  The written notice of dissent must set out the number of Unbridled Shares in respect of which the notice of dissent is to be sent and:

(a)

if such Unbridled Shares constitute all of the Unbridled Shares of which the Shareholder is the registered and beneficial holder, a statement to that effect;

(b)

if such Unbridled Shares constitute all of the Unbridled Shares of which the Shareholder is the registered and beneficial holder but if the Shareholder owns additional Unbridled Shares beneficially, a statement to that effect and the names of the registered holders, the number of Unbridled Shares held by such registered holders and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the dissent right is being exercised by a Registered Shareholder who is not the beneficial holder of such Unbridled Shares, a statement to that effect and the name of the beneficial holder and a statement that the Registered Shareholder is dissenting with respect to all Unbridled Shares of the beneficial holder registered in such Registered Shareholder’s name.

If the Arrangement Resolution is passed at the Meeting, Unbridled must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Combination Agreement, Unbridled intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with the exercise of its right of dissent, it must deliver to Unbridled, within 14 days of the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificates representing the Unbridled Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from its dissent without the prior expressed consent of Altima and, at the Effective Time, all of its Unbridled Shares will be cancelled.  Unbridled will pay to each Dissenting Shareholder the amount agreed between Unbridled and the Dissenting Shareholder for the Unbridled Shares.  Either Unbridled or a Dissenting Shareholder may apply to the Court if no agreement on the terms of the sale of Unbridled Shares has been reached, and the Court may:

(a)

determine the fair value that the Unbridled Shares had immediately before the passing of the Arrangement Resolution, less any broker or administrative costs and excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Registrar, or a referee of the Court;

(b)

join in the application each other Dissenting Shareholder not having reached an agreement for the sale of the Unbridled Shares to Altima; and

(c)

make consequential orders and give directions it considers appropriate.

In no case shall Altima, Unbridled or any other Person be required to recognize Dissenting Shareholders as holders of Unbridled Shares at and after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the list of Shareholders as of the Effective Time.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Unbridled Shares, and such Unbridled Shares will not be deemed to be cancelled.

The Combination Agreement provides that it is a condition in favour of Altima that holders of not more than 5% of the issued and outstanding Unbridled Shares shall have exercised rights of dissent in relation to the Arrangement.

The discussion above is only a summary of the Dissent Procedures which are technical and complex.  A Shareholder who intends to exercise its dissent right should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order.  Persons who are beneficial owners of Unbridled Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent.  It is suggested that any Shareholder wishing to avail himself or herself of the dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and this Information Circular may prejudice the availability of such dissent rights.  Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

Securities Law Matters

Canadian

The Altima Shares to be issued in exchange for Unbridled Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and Altima Shares will generally be freely tradable under applicable securities laws of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an Insider or officer of Altima, the seller has no reasonable grounds to believe that Altima is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder).  Resale of any Altima Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.  All Shareholders are urged to consult with their own legal counsel to ensure that the resale of Altima Shares issued to them under the Arrangement complies with Applicable Laws.

United States

The following discussion is only a general overview of certain requirements of U.S. securities laws applicable to the issuance of Altima Shares received by Shareholders who are U.S. Persons or otherwise subject to U.S. securities laws, including the 1933 Act and applicable Blue Sky Laws (“U.S. Shareholders”).  All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Altima Shares issued to them under the Arrangement complies with Applicable Laws.

The issuance of Altima Securities to U.S. Shareholders pursuant to the Arrangement will not be registered under the 1933 Act or any applicable Blue Sky Laws and will be effected in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and similar and other exemptions provided under applicable Blue Sky Laws.  Section 3(a)(10) of the 1933 Act (and comparable exemptions under applicable Blue Sky Laws) exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered, and the U.S. Shareholders and any other persons who are eligible to receive Altima Shares pursuant to the Arrangement will have the right to appear at that hearing, as described in Section 4.4, "Court Approvals - Final Order".  Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act and comparable exemptions under applicable Blue Sky Laws with respect to the issuance of the Altima Shares to U.S. Shareholders pursuant to the Arrangement.  To the extent an exemption under applicable Blue Sky Laws comparable to the exemption under Section 3(a)(10) is not available, Altima will rely on one or more available exemptions from registration under such laws.

Altima Shares received by a holder who will be an “affiliate” of Altima after the Arrangement or is an “affiliate” of Unbridled prior to the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act.  As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of Unbridled prior to the Arrangement and who will not be affiliates of Altima after the Arrangement may resell their Altima Shares in the United States without restriction under the 1933 Act.

Persons who will be an affiliate of Altima after the Arrangement and persons who are an affiliate of Unbridled prior to the Arrangement may not resell their Altima Shares in the absence of registration under the 1933 Act and applicable Blue Sky Laws, unless an exemption from registration is available, which may include the exemptions found in Rule 144 and Rule 145(d) under the 1933 Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the 1933 Act.

In general, under Rule 145(d) as currently in effect, persons who will be an affiliate of Altima after the Arrangement and persons who are affiliates of Unbridled prior to the Arrangement will be entitled to resell their Altima Shares in the United States in one of three ways:

•

such person has held the Altima Shares for a period of at least 90 days and the Altima Shares are sold in accordance with the provisions of paragraphs (c) [current public information], (e) [volume limitations] and (f) [manner of sale] of Rule 144; or

•

such person or party is not at the time of sale, and has not been for at least three months, an affiliate of Altima and at least six months (including the period during which the Unbridled Shares were held), have elapsed since the date the Altima Shares were acquired from Altima and Altima meets the current public information requirements of Rule 144(c); or

•

such person is not at the time of sale, and has not been for at least three months, an affiliate of Altima, and at least one year (including the period during which the Unbridled Shares were held) has elapsed since the date the Altima Shares were acquired.

There is no assurance that Altima will continue to provide the information to the public such that the requirements of Rule 144(c) are satisfied.  The volume limitations in Rule 144(e) provide that during any three-month period the shareholder may sell that number of Altima Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale.

Subject to certain limitations, all holders of Altima Shares may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act.  Generally, subject to certain limitations, holders of Altima Shares following the Arrangement who are not affiliates of Altima or who are affiliates of Altima solely by virtue of their status as an officer or director of Altima may, under the securities laws of the United States, resell their Altima Shares in an “offshore transaction” (which would include a sale through the TSXV) if neither the seller or any person acting on the seller’s behalf engages in “directed selling efforts” in the United States.  For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.  Certain additional restrictions are applicable to a holder of Altima Shares who will be an affiliate of Altima other than by virtue of his or her status as an officer or director of Altima.

The Altima Shares issuable upon exercise of the Replacement Options have not been registered under the 1933 Act or any applicable Blue Sky Laws.  As a result, such options may not be transferred or exercised by or on behalf of a person in the United States, and the Altima Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Altima Shares have been registered under the 1933 Act and applicable Blue Sky Laws or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Altima Shares received upon completion of the Arrangement.  All holders of Altima Shares are urged to consult with counsel to ensure that the resale of their Altima Shares complies with applicable securities legislation.

THE ALTIMA SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Interests of Experts

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or as having prepared or certified a report or valuation described or included in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Unbridled or Altima or of an associate or affiliate of Unbridled or Altima and no such person is or is expected to be elected, appointed or employed as a director, senior officer or employee of Unbridled or of Altima or of an associate or affiliate of Unbridled or Altima and no such person is a promoter of Unbridled or Altima or an associate or affiliate of Unbridled or Altima.

In particular, certain legal matters relating to the Arrangement have been passed upon by Bull, Housser & Tupper LLP and by Davis Wright Tremaine LLP with respect to matters arising under U.S. securities laws on behalf of Unbridled, and by DuMoulin Black LLP on behalf of Altima.  Certain Canadian tax matters relating to the Arrangement have been passed upon by Bull, Housser & Tupper LLP and certain United States tax matters relating to the Arrangement have been passed upon by Davis Wright Tremaine LLP.  As at the date hereof, none of the partners and associates of each of Bull, Housser & Tupper LLP, Davis Wright Tremaine LLP and DuMoulin Black LLP own, directly or indirectly, any of the Unbridled Shares or the Altima Shares.

BDO Dunwoody LLP has advised that they are independent of Unbridled in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Manning Elliott LLP has advised that they are independent of Altima in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

MARKET FOR UNBRIDLED SHARES

Unbridled’s Shares are listed and posted for trading on the TSXV under the symbol “UNE”.  The TSXV reported the following price ranges and volumes traded in respect of the Unbridled Shares for each of the twelve months prior to the date of the Information Circular:

DATE	HIGH	LOW	VOLUME
December 1 – 29, 2009	$0.10	$0.08	2,490,546
November 2009	$0.11	$0.065	4,418,470
October 2009	$0.145	$0.055	9,902,630
September 2009	$0.07	$0.045	5,963,614
August 2009	$0.08	$0.045	3,483,965
July 2009	$0.085	$0.055	1,793,948
June 2009	$0.115	$0.065	2,000,420
May 2009	$0.12	$0.075	3,604,316
April 2009	$0.155	$0.09	6,820,212
March 2009	$0.20	$0.03	13,097,036
February 2009	$0.065	$0.03	2,013,100
January 2009	$0.055	$0.02	2,957,705
December 2008	$0.05	$0.015	3,063,473

INFORMATION RESPECTING ALTIMA

For a detailed description of Altima and its assets, please see Schedule D, “Information Concerning Altima Resources Ltd.”.

RISK FACTORS

Upon the completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will receive Altima Shares in exchange for their Unbridled Shares.  An investment in the Altima Shares is subject to certain risks.  The Shareholders should carefully consider the risks described under the heading “Risk Factors” in Schedule D, “Information Concerning Altima Resources Ltd.”, attached hereto.

In addition to the above, the Shareholders should consider that Unbridled and Altima may not realize the anticipated benefits of the Arrangement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no director or executive officer of Unbridled at any time since the beginning of Unbridled’s last financial year, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of Unbridled, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of Unbridled’s last completed financial year which has materially affected or would materially affect Unbridled or any of its subsidiaries.

APPROVAL OF BOARD OF DIRECTORS

The contents and sending of this Information Circular have been approved by the Board of Directors.  Altima has provided the information contained or incorporated herein by reference in this Information Circular concerning Altima, including its financial information and financial statements incorporated by reference.  Unbridled and its directors and officers have relied on the information relating to Altima provided by Altima and take no responsibility for any errors in information or omissions therefrom.

OTHER BUSINESS

Management of Unbridled knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to Unbridled is available on SEDAR at www.sedar.com.  Shareholders may contact Unbridled at its offices located at Suite 301, 2100 Georgetowne Drive, Sewickley, Pennsylvania, 15143, or by telephone at 724.934.2340 to request copies of Unbridled’s financial statements and MD&A.  Financial information is provided in Unbridled’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Sewickley, Pennsylvania, this 29th day of December, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

J. Michael Scureman,

Chief Executive Officer

CONSENT OF MANNING ELLIOTT LLP

AUDITORS’ CONSENT

We have read the Information Circular of Unbridled Energy Corporation (“Unbridled”) dated December 29, 2009 relating to the proposed plan of arrangement between Unbridled, the shareholders of Unbridled and Altima Resources Ltd. (“Altima”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use and inclusion in the Information Circular of our report to the shareholders of Altima on the balance sheets of Altima as at November 30, 2008 and 2007, and the statements of operations, comprehensive loss and deficit and cash flows for the years ended November 30, 2008 and 2007. Our auditor’s report is dated March 13, 2009.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 29, 2009

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF SHARES OF UNBRIDLED ENERGY CORPORATION (THE “COMPANY”) THAT:

A.

The arrangement (as may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Schedule B to the Information Circular of the Company dated December 29, 2009 (the “Information Circular”), is hereby authorized, approved and agreed to.

B.

The Combination Agreement dated as of November 19, 2009 between Altima Resources Ltd. and the Company, as may be amended from time to time (the “Combination Agreement”), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

C.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the securityholders of the Company: (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement).

D.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE B

PLAN OF ARRANGEMENT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

"Altima" means Altima Resources Ltd., a corporation incorporated under the Business Corporations Act (British Columbia);

(b)

"Altima Shares" means common shares in the capital of Altima;

(c)

"Arrangement Resolution" means the special resolution of the UNE Shareholders approving the Plan of Arrangement to be considered at the UNE Meeting, substantially in the form and content of Schedule B annexed hereto;

(d)

"Arrangement" means the arrangement under provisions of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Combination Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

(e)

"BCBCA" means the Business Corporations Act (British Columbia);

(f)

"business day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(g)

"Combination Agreement" means the Combination Agreement dated as of November 19, 2009, between Altima and UNE, a copy of which has been filed on SEDAR at www.sedar.com, pursuant to which Altima and UNE have proposed to implement the Arrangement, and includes any amendments thereto;

(h)

"Court" means the Supreme Court of British Columbia;

(i)

"Depositary" means Computershare Trust Company of Canada, or such other depositary as may be designated by Altima and UNE for the purpose of, among other things, exchanging certificates representing UNE Shares for certificates representing Altima Shares in connection with the Arrangement;

(j)

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.01;

(k)

"Dissenting Shareholders" means UNE Shareholders who have duly and validly exercised their Dissent Rights and whose Dissent Rights have not been terminated or withdrawn;

(l)

"Dissenting Shares" means UNE Shares held by a Dissenting Shareholder;

(m)

"Effective Date" the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents required to effect the Arrangement have been delivered or filed, provided however the Effective Date shall be no later than January 31, 2010 unless extended by agreement of the parties;

(n)

"Effective Time" means 10:00 a.m. (Vancouver Time) on the Effective Date or such other time as may be agreed by the Parties;

(o)

"Final Order" means the final order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Parties, each acting reasonably) on appeal;

(p)

"Final proscription date" shall have the meaning ascribed thereto in Section 5.05;

(q)

"Former UNE Shareholders" means, at and following the Effective Time, the UNE Shareholders immediately prior to the Effective Time, including any Dissenting Shareholders;

(r)

"Interim Order" means the interim order of the Court, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the UNE Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

(s)

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

(t)

"UNE" means Unbridled Energy Corporation, a corporation incorporated under the Business Corporations Act (British Columbia);

(u)

"UNE Meeting" means the special meeting of UNE Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(v)

"UNE Options" means all options to acquire UNE Shares which are outstanding immediately prior to the Effective Time under the UNE stock option plan dated June 12, 2006, as amended and restated on June 30, 2009;

(w)

"UNE Shareholders" means the holders of UNE Shares shown from time to time in the central securities register maintained by or on behalf of UNE in respect of the UNE Shares; and

(x)

"UNE Shares" means the common shares in the capital of UNE.

Section 1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01

Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02

Binding Effect

At the Effective Time, this Arrangement shall be binding on Altima, UNE and all Former UNE Shareholders.

ARTICLE THREE
ARRANGEMENT

Section 3.01

Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality, in each case, effective at the Effective Time:

(a)

each UNE Share held by a Dissenting Shareholder shall be transferred by the Dissenting Shareholder to UNE, and such Dissenting Shareholder shall cease to have any rights as a UNE Shareholder, other than the right to be paid the fair value of their UNE Shares as set out in Section 4.01;

(b)

each UNE Share held by a Former UNE Shareholder, other than (i) UNE Shares held by a Dissenting Shareholder (who is entitled to be paid the fair value of its UNE Share, as determined in accordance with Section 4.01) and (ii) UNE Shares held by Altima, shall be transferred by the Former UNE Shareholder to Altima and, in consideration therefor, Altima shall issue to the Former UNE Shareholder Altima Shares on the basis of one fully paid and non-assessable Altima Share for each UNE Share, subject to Section 3.03 and Article 5 hereof;

(c)

with respect to each UNE Share transferred pursuant to Sections 3.01(a) or 3.01(b):

(i)

such Former UNE Shareholder shall cease to be the holder of such UNE Share;

(ii)

such Former UNE Shareholder’s name will be removed from the central securities register for UNE Shares with respect to such UNE Share; and

(iii)

legal and beneficial title to such UNE Share will vest in Altima, and Altima will be and be deemed to be the transferee and legal and beneficial owner of all such UNE Shares and will be entered in the central securities register for the UNE Shares as the sole holder thereof; and

(d)

in accordance with the terms of the UNE Options and the UNE Stock Option Plan, each holder of a UNE Option outstanding immediately prior to the Effective Time shall receive one Altima Share upon the subsequent exercise of such UNE Option in accordance with its terms, in lieu of each UNE Share to which the holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore.

Section 3.02

Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Altima shall deliver or arrange to be delivered to the Depositary certificates representing the Altima Shares required to be issued to Former UNE Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former UNE Shareholders for distribution to such Former UNE Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a Former UNE Shareholder together with certificates representing UNE Shares and such other documents as the Depositary may require, Former UNE Shareholders shall be entitled to receive delivery of the certificates representing the Altima Shares to which they are entitled pursuant to Section 3.01 (b) hereof.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01

Rights of Dissent

Pursuant to the Interim Order, UNE Shareholders may exercise rights of dissent ("Dissent Rights") under Section 238 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to UNE Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered UNE Shareholders to the Arrangement and exercise of Dissent Rights must be received by UNE not later than 4:00 p.m. on the business day that is two (2) business days before the UNE Meeting or any date to which the UNE Meeting may be postponed or adjourned and provided further that UNE Shareholders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid by UNE fair value for their UNE Shares, shall be deemed to have transferred their UNE Shares to UNE in consideration for a debt claim against UNE to be paid the fair value of such shares under the Dissent Rights; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their UNE Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of UNE Shares and shall be entitled to receive only the consideration contemplated in Section 3.01 (b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

ARTICLE FIVE
DELIVERY OF ALTIMA SHARES

Section 5.01

Delivery of Altima Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding UNE Shares that were exchanged for Altima Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the UNE Shares formerly represented by such certificate under the BCBCA and the articles of UNE and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Altima Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01 (a) hereof, each certificate that immediately prior to the Effective Time represented one or more UNE Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Altima Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02

Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding UNE Shares that were exchanged for Altima Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Altima Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.  When authorizing such delivery of a certificate representing Altima Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Altima Shares is to be delivered shall, as a condition precedent to the delivery of such Altima Shares, give a bond satisfactory to Altima and the Depositary in such amount as Altima and the Depositary may direct, or otherwise indemnify Altima and the Depositary in a manner satisfactory to Altima and the Depositary, against any claim that may be made against Altima or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of UNE.

Section 5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Altima Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding UNE Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Altima Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Altima Shares.

Section 5.04

Withholding Rights

Altima and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former UNE Shareholder such amounts as counsel may advise is required to be so deducted and withheld by Altima or the Depositary, as the case may be with respect to such payment under any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former UNE Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05

Limitation and Proscription

To the extent that a Former UNE Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six (6) years after the Effective Date (the "final proscription date"), then the Altima Shares that such Former UNE Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Altima Shares to which such Former UNE Shareholder was entitled, shall be delivered to Altima by the Depositary and the certificates shall be cancelled by Altima, and the interest of the Former UNE Shareholder in such Altima Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01

Amendments to Plan of Arrangement

(a)

The parties reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the parties; (iii) filed with the Court and, if made following the UNE Meeting, approved by the Court; and (iv) communicated to UNE Shareholders or Former UNE Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by UNE at any time prior to the UNE Meeting provided that Altima shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by UNE Shareholders voting at the UNE Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the UNE Meeting shall be effective only if: (i) it is consented to in writing by the parties; and (ii) if required by the Court, it is consented to by UNE Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Altima, provided that it concerns a matter that, in the reasonable opinion of Altima, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former UNE Shareholder.

(e)

This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 3.01 in accordance with the terms of the Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

Section 7.01

Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Section 7.02

United States Tax Matters

The parties intend to adopt the Combination Agreement and this Plan of Arrangement as a "plan of reorganization" for purposes of the United States Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") and the applicable Treasury Regulations thereunder, and to treat the transactions contemplated by the Combination Agreement and this Plan of Arrangement as a reorganization in accordance with the provisions of Section 368(a) of the U.S. Internal Revenue Code for United States federal income tax purposes.  Except as provided in the Combination Agreement, neither party will take any action that would cause the reorganization not to qualify as a reorganization in accordance with Section 368(a) of the U.S. Internal Revenue Code.  Notwithstanding the foregoing, neither Altima nor UNE makes any representation, warranty or covenant to any other party or to any UNE Securityholder, holder of Altima Shares or other holder of UNE securities or Altima securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.  Altima and UNE acknowledge that Altima, UNE and the UNE Securityholders are relying solely on their own tax advisors in connection with the Combination Agreement and this Plan of Arrangement and related transaction and agreements.

#

SCHEDULE C

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JAN 04 2010

ENTERED

NO. S - 099526
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

UNBRIDLED ENERGY CORPORATION

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

INTERIM ORDER

BEFORE MASTER DONALDSON	))))	MONDAY THE 4th DAY OF JANUARY, 2010

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Unbridled Energy Corporation, made pursuant to Section 235 of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57, as amended (the "BCBCA"), for advice and directions of the Court in connection with a proposed arrangement pursuant to Section 291 of the BCBCA, was heard before me this date in Vancouver, British Columbia.

UPON HEARING Vince Aldridge, counsel for the Petitioner,

AND UPON READING the Petition herein dated December 23, 2009 and the Affidavit of J. Michael Scureman sworn on December 23, 2009,

THIS COURT ORDERS that:

1. The Petitioner, Unbridled Energy Corporation ("UNE"), be permitted to convene, hold and conduct a Special Meeting (the "UNE Meeting") of the registered holders (the "UNE Shareholders") of Common shares of the Petitioner (the "UNE Shares") to, *inter alia*, consider and, if deemed advisable, pass with or without amendment, a special resolution

KMB/2094671

2

(the "Arrangement Resolution") authorizing, approving and agreeing to the arrangement (the "Arrangement") involving the Petitioner, the UNE Shareholders and Altima Resources Ltd. as described in the plan of arrangement (the "Plan of Arrangement") attached as Schedule "C" to the arrangement agreement (the "Arrangement Agreement") attached as Exhibit "A" to the Affidavit of J. Michael Scureman and incorporated by reference to the Information Circular, and to transact such other business as may properly come before the UNE Meeting.

2. The UNE Meeting shall be held on February 5, 2010 and conducted in accordance with the provisions of the BCBCA, applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Order.

3. The following information:

   (a) the Notice of Special Meeting for the UNE Meeting; and

   (b) the Information Circular including the notice of application to this Honourable Court for a final order approving the Arrangement attached as Schedule G to the Information Circular (the "Notice of Application"),

   (collectively with the form of Proxy and the letter of transmittal, the "UNE Meeting Materials"),

in substantially the form referred to in the Affidavit of J. Michael Scureman with such amendments, insertions and deletions as counsel for the Petitioner may deem necessary or desirable, provided that such amendments, insertions and deletions are not inconsistent with the terms of this Order, shall be sent to the UNE Shareholders at their respective registered addresses as they appear on the books of the Petitioner at the close of business on December 29, 2009, being the record date fixed by the Board of Directors of the Petitioner for the determination of UNE Shareholders entitled to notice of the UNE Meeting (the "Record Date") at least twenty-one (21) days prior to the date of the UNE Meeting, excluding the date of mailing or delivery and excluding the date of the UNE Meeting, by one of the following methods:

   (a) by prepaid ordinary mail, addressed to the UNE Shareholder at his, her or its address as it appears on the share register of UNE as at the Record Date; or

KMB/2094671

3

(b) by delivery to any UNE Shareholder at his, her or its address as it appears on the share register of UNE as at the Record Date,

or in the case of beneficial owners of UNE Shares that are non-registered holders of UNE Shares, by UNE complying with its obligations under National Instrument 54-101 *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, and that service of the Notice of Application substantially as herein described shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear to these proceedings, and no other service need be made, and such service shall be effective on the fifth day after the said Notice of Application is mailed.

4. Delivery of the UNE Meeting Materials as ordered herein shall constitute compliance with the requirements of Section 290(1)(a) of the BCBCA.

5. The accidental omission to give notice of the UNE Meeting or Notice of Application to, or the non-receipt of such notices by, one or more of the persons specified herein shall not invalidate any resolution passed or proceedings taken at the UNE Meeting.

6. The Chair of the UNE Meeting shall be the person specified for that purpose in the Articles of the Petitioner or such other person as may be appointed by the UNE Shareholders for that purpose.

7. The Chair of the UNE Meeting shall be at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the UNE Meeting may deem necessary or appropriate, during the UNE Meeting.

8. The UNE Meeting shall otherwise be conducted in accordance with the provisions of the BCBCA and the Articles of UNE, subject to the terms of this Interim Order.

9. Notwithstanding the provisions of the BCBCA, UNE, if it deems advisable, is specifically authorized to adjourn or postpone the UNE Meeting on one or more occasions, without the necessity of first convening the UNE Meeting or first obtaining any vote of the UNE Shareholders respecting the adjournment or postponement and without the need for approval of

KMB/2094671

4

the Court. Notice of any such adjournments or postponements shall be given by press release, or newspaper advertisement, or by notice sent to the UNE Shareholders by one of the methods specified in paragraph 3 of this Interim Order.

10. The Record Date (as defined in paragraph 3 herein) shall not change in respect of adjournments or postponements of the UNE Meeting.

11. The UNE Meeting may be adjourned for any reason upon the approval of the Chair of the UNE Meeting and, if the UNE Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the UNE Meeting to a date which is not more than 30 days thereafter except for the reason of lack of quorum.

12. The quorum required at the UNE Meeting shall be the quorum required by the Articles of the Petitioner.

13. If a quorum of UNE Shareholders is not present within one-half hour from the time set for the holding of the UNE Meeting, the UNE Meeting shall stand adjourned to the same day in the next week if such day is a business day and, if such day is not a business day, the UNE Meeting shall be adjourned to the next business day following one week after the day appointed for the UNE Meeting at the same time and place and, if at such adjourned UNE Meeting a quorum is not present within one-half hour of the time set for the UNE Meeting, the UNE Shareholders present, and being, or representing by proxy, one or more UNE Shareholders entitled to attend and vote at the UNE Meeting shall constitute a quorum.

14. At the UNE Meeting, each UNE Shareholder shall be entitled to one vote on the Arrangement Resolution for each UNE Share held by him, her or it.

15. UNE is authorized to use the form of Proxy for the UNE Shareholders substantially in the form attached as Exhibit C to the Affidavit of J. Michael Scureman, and UNE is authorized at its expense to solicit proxies directly through its directors, officers and employees and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

KMB/2094671

5

16. The vote of UNE Shareholders required to adopt the Arrangement Resolution at the UNE Meeting shall be the affirmative vote of not less than 66 ⅔% of the votes cast by UNE Shareholders who vote on the Arrangement Resolution in person or by proxy at the UNE Meeting.

17. The Chair, Secretary, or other director or officer of UNE present at the UNE Meeting shall, in due course, file with the Court affidavits verifying the actions taken and the decisions reached by the UNE Shareholders with respect to the Arrangement.

18. Pursuant to the Plan of Arrangement, a UNE Shareholder may dissent from the Arrangement Resolution (a "Dissenting Shareholder") and each UNE Share held by a Dissenting Shareholder who dissents in compliance with Division 2 of Part 8 of the BCBCA (as set out in the Plan of Arrangement and described in the Information Circular) will be purchased for cancellation by UNE in consideration for an amount to be determined under the Plan of Arrangement.

19. The only persons entitled to receive notice of and to attend the UNE Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the UNE Shares as at the close of business of the Record Date (and, under applicable securities legislation and policies, the beneficial owners of the UNE Shares registered in the name of intermediaries) and the directors, auditors and counsel of the Petitioner.

20. The Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

21. Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the final Order ("Final Application") be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or about February 5, 2010 at 9:45 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the UNE Shareholders at the UNE Meeting of the Arrangement Resolution, all in the manner required by Section 289 of the BCBCA, the Petitioner be at liberty to proceed with the Final Application on that date.

KMB/2094671

6

22. The form of Notice of Hearing of Petition, attached as Appendix "B" to the Petition, is hereby approved as the form of Notice of Proceedings for such approval.

23. Any UNE Shareholder or other interested party may appear and make submissions at the Final Application provided that such person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. on February 2, 2010, or as this Court may otherwise direct.

24. Subject to other provisions in this Order, no material other than that contained in the Information Circular need be served on any persons in respect of these proceedings.

25. The Information Circular is deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and UNE shall not be required to send the UNE Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

26. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

27. The provisions of Rule 10 and Rule 51A be hereby dispensed with for the purpose of any further application to be made pursuant to this Petition.

KMB/2094671

7

28. The Petitioner and the UNE Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

BY THE COURT

DISTRICT REGISTRAR

APPROVED AND CONSENTED TO:

Counsel for the Petitioner

KMB/2094671

#

SCHEDULE D

INFORMATION CONCERNING ALTIMA RESOURCES LTD.

The following information was provided by Altima for inclusion into this Information Circular.  Neither Unbridled, nor any of its directors, executive officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by Altima to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which are unknown to Unbridled.  The following information should be read in conjunction with the information concerning Altima appearing elsewhere in this Information Circular and incorporated by reference in this Information Circular.

CORPORATE STRUCTURE

Name and Incorporation

Altima was incorporated under the Company Act (British Columbia) on November 14, 2003 under the name Altima Resources Ltd.  Altima's registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  Altima's head office is located at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Altima is a public company listed on the TSX Venture Exchange (the "TSXV") under the symbol "ARH" and the Frankfurt Stock Exchange.

Intercorporate Relationships

Altima does not have any subsidiaries.

APPENDICES TO THIS SCHEDULE D

The following are attached as appendices to this Schedule D:

1.

Appendix A: Report on Reserves Data by Independent Qualified Reserves Evaluator;

2.

Appendix B: Report of Management and Directors on Oil and Gas Disclosure;

3.

Appendix C: Altima's audited financial statements for the year ended November 30, 2008, together with the notes thereto and the report of the auditors thereon; and

4.

Appendix D: Altima's unaudited interim financial statements for the nine months ended August 31, 2009.

GENERAL DEVELOPMENT OF THE BUSINESS

Description of Business

Altima is primarily engaged in the acquisition, exploration and development of petroleum and natural gas properties in Western Canada.  Since its incorporation, Altima has focused its energies on the acquisition and exploration of its oil and gas properties and on corporate development activities.

History and Development

Pursuant to various agreements entered into between March 2006 and August 2007, Altima acquired a gross land base of 21 sections or 13,440 acres in the Chambers Area of west central Alberta.  Altima’s exploration program is focused on deeper multi-zone gas and gas-condensate targets.  The Chambers Area lies immediately west of the multiple zone producing pools in the Ferrier Field which continue to see significant industry drilling activity.  Altima’s initial earning well at 3-17-41-11 W5M (the "3-17 well") was spud on March 14, 2006 and reached a depth of 3,349 meters and production casing was set.  By the fiscal year end of 2006, the test well was completed, which tested commercial rates of natural gas from multiple zones. Upon completion of the 3-17 well, Altima purchased an interest in the 7-18-41-11 W5M well, which tested water free gas and associated condensate.

In 2007, Altima’s activities were directed to building its exploration program through the acquisition of additional working interests, including interests in five wells, increasing its land base, constructing permanent access roads, production pipelining, and drilling a new earning exploration well.  In 2007, Altima acquired additional assets in the Chambers Area from Golden Eagle Energy Inc. (""Golden Eagle") for cash consideration of $3,000,000, subject to a 50% net overriding royalty.  In October 2008, Altima exercised its option to terminate this overriding royalty for cash consideration of $1,050,000.  Altima also constructed all weather access roads to its wells and completed pipelining in October 2007 from the 3-17 well into the Conoco gas gathering system at 5-8-41-11 W5M.   In November, Altima reached a milestone in its Chambers operations by initiating natural gas and gas condensate sales from the 3-17 well.  The 3-17 well was brought on-line at a restricted rate of approximately 1.0 million cubic feet per day of gas and 50 barrels per day of condensate.  During the third and fourth quarters of fiscal 2007, Altima drilled and completed an option well on Conoco Phillips’ lands located at 16-21-41-11 W5M (the "16-21 well").  The 16-21 well was spud on August 26, 2007, drilled to a total depth of 3289 meters, and the rig was released on September 27, 2007.  The 16-21 well encountered numerous gas shows and formations to test. In October 2008, Altima completed and tested this well at commercial rates.

In December 2008, Altima purchased additional Alberta Crown petroleum and natural gas rights in the Chambers Area.  Altima purchased a 100% interest in three sections, thereby increasing its gross landholdings in the Chambers Area to 24 sections or 15,360 acres with Altima holding an average of 64% in 21 of the 24 sections.  The Chambers area continues to grow toward an opportunity to drill a significant number of wells over a large acreage position.

In 2009 Altima has continued with the exploration and development of its Chambers Area gas project.  Management has put much effort into raising additional funds for exploration and development costs, and working capital.  On October 15, 2009, Altima announced a private placement to raise up to $2,400,000.  Up to $1,200,000 will be raised by issuing up to 10,000,000 flow-through Units (the "FT Units") at a price of $0.12 per FT Unit.  Each FT Unit will consist of one flow-through Altima Share and one-half share purchase warrant, each whole warrant entitling the holder to acquire one non-flow-through Altima Share for 24 months from the date of issuance at a price of $0.275 for the first year and $0.40 for the balance of the 24 month term.  Proceeds raised from the flow-through private placement will be used for exploration and development of Altima's oil and gas properties located in Alberta, such that the exploration work will qualify as "Canadian Exploration Expense" for the purposes of the Income Tax Act (Canada), which will then be renounced by Altima to the placees.

Up to $1,200,000 will be raised by issuing up to 10,000,000 non flow-through units (the "NFT Units") at a price of $0.12 per NFT Unit.  Each NFT Unit will consist of one Altima Share and one share purchase warrant, each warrant entitling the holder to acquire one Altima Share for 24 months from the date of issuance at a price of $0.20 for the first year and $0.40 for the balance of the 24 month term.  Proceeds from the non flow-through private placement will be used for development of Altima's properties and for general working capital.

Certain of the directors and/or officers of Altima may together directly and indirectly subscribe for up to 3,000,000 FT or NFT Units, and upon closing of this private placement, those related parties may therefore acquire up to an additional 3,000,000 Altima Shares and warrants which will increase their pro rata shareholdings in Altima.

In June 2009, Altima received an Independent Operations Notice from Unbridled, as operator of the 3-17 well, to perform a recompletion/rework of an upper zone in the well bore.  This recompletion/rework has commenced.

RESERVES

In accordance with NI 51-101, Fekete Associates Inc. (“Fekete”) prepared an independent engineering evaluation, as at November 30, 2008 of Altima’s oil and gas interests and reserves.  The date of preparation of the “Fekete Report” was March 10, 2009.  The tables below are a summary of natural gas and NGL reserves of Altima and the net present value of future net revenue attributable to such reserves as evaluated in the Fekete Report based on forecast price and cost assumptions.  The tables summarized the data contained in the Fekete Report and as a result may contain slightly different numbers than such report due to rounding.  Also due to rounding, certain columns may not add exactly.  The net present value of future net revenue attributable to Altima's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Fekete.  It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to Altima's reserves estimated by Fekete represent the fair market value of those reserves.  Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein.  The recovery and reserve estimates of Altima’s natural gas and NGL reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual reserves may be greater than or less than the estimates provided herein.  There is no assurance that the price and cost assumptions will be attained and variances could be material.

The Fekete Report is based on certain factual data supplied by Altima and Fekete’s opinion of reasonable practice in the industry.  The extent and character of ownership and all factual data pertaining to Altima’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Altima to Fekete and accepted without any further investigation.  Fekete accepted this data as presented and neither title searches nor field inspections were conducted.

The following is a summary of oil and natural gas reserves of Altima as at the end of its most recent financial year, being November 30, 2008, which has been extracted from the Fekete evaluation except as otherwise indicated:

Reserves Data (Forecast Price and Costs)

Summary of Oil and Gas Reserves

	Gross Reserves			Net Reserves
	Light, Medium & Heavy Crude Oil	Natural Gas	Natural Gas Liquids	Light, Medium & Heavy Crude Oil	Natural Gas	Natural Gas Liquids
	(MSTB)	(MMSCF)	(MSTB)	(MSTB)	(MMSCF)	(MSTB)
Proved
Developed Producing	-	109	4.2	-	100	2.6
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	-	109	4.2	-	100	2.6
Probable	-	388	14.7	-	347	11.8
Total Proved plus Probable	-	497	18.9	-	447	14.4

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved
Developed Producing	666.5	617.3	575.4	539.3	508.1
Developed Non-Producing	-	-	-	-	-
Undeveloped	-	-	-	-	-
Total Proved	666.5	617.3	575.4	539.3	508.1
Probable	1677.6	1264.5	948.1	701.6	506.3
Total Proved plus Probable	2344.2	1881.8	1523.5	1240.9	1014.4

Future Net Revenue by Production Group (Net Present Value and Net Unit Value Basis)

	Before Future Income Tax Expenses and
	Discounted at 10%
	Light, Medium, Heavy Crude Oil	Natural Gas(1)	Light, Medium, Heavy Crude Oil	Natural Gas(2)
	(M$)	(M$)	($/bbl)	($/Mcf)
Proved
Developed Producing	-	575.4	-	5.75
Developed Non-Producing	-	-	-	-
Undeveloped	-	-	-	-
Total Proved	-	575.4	-	5.75
Probable	-	948.1	-	2.73
Total Proved plus Probable	-	1523.5	-	3.41

Notes: (1)  Including NGL.

(2)

Net present value of natural gas and NGLs ($) divided by total net gas reserves (Mcf)

Additional Information Concerning Future Net Revenue – (Undiscounted)

	Revenue	Royalties	Operating Costs	Develop-ment Costs	Abandon-ment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Total Proved Reserves	1315	232	358	0	58	666	0	666
Total Proved plus Probable Reserves	6139	860	1347	1493	95	2344	0	2344

Supplemental Disclosure of Reserves Data (Constant Prices and Costs)

No supplemental disclosure using Constant Prices and Costs has been made.

Pricing Assumptions

No supplemental disclosure under the heading "Supplemental Disclosure of Reserves Data" has been made.

Forecast Prices Used in Estimates

Fekete employed the following pricing and exchange rate assumptions as of November 30, 2008 in estimating Altima’s reserves data using forecast prices and costs.

Oil and Liquids Forecast

Natural Gas Price Forecast

Note:  1. Years 2002 - 2007 historical aggregator prices shown are prior to receipt transportation deduction.  Forecast prices are Plantgate assuming $0.20/MMBTU receipt transportation deduction.

Reconciliation of Changes in Reserves

The following table sets forth a reconciliation of Altima’s total proved, probable and total proved plus probable gross reserves as at November 30, 2008 against such reserves as at December 1, 2007 based on forecast price and cost assumptions.

	Light and Medium Oil			Heavy Oil
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
	(MSTB)	(MSTB)	(MSTB)	(MSTB)	(MSTB)	(MSTB)

December 1, 2007	0.0	0.0	0.0	0.0	0.0	0.0

Extensions(2)	0.0	0.0	0.0	0.0	0.0	0.0
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0
Infill Drilling(3)	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions(4)	0.0	0.0	0.0	0.0	0.0	0.0
Discoveries(5)	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions (neg.)	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors(6)	0.0	0.0	0.0	0.0	0.0	0.0

Production (neg.)	0.0	0.0	0.0	0.0	0.0	0.0
November 30, 2008	0.0	0.0	0.0	0.0	0.0	0.0

	Associated and Non-Associated Gas			Natural Gas Liquids
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
	(MMSCF)	(MMSCF)	(MMSCF)	(MSTB)	(MSTB)	(MSTB)

December 1, 2007	162	387	549	6.1	14.8	20.9

Extensions	0	0	0	0.0	0.0	0.0
Improved Recovery	0	0	0	0.0	0.0	0.0
Infill Drilling	0	0	0	0.0	0.0	0.0
Technical Revisions	0	0	0	0.0	0.0	0.0
Discoveries	0	0	0	0.0	0.0	0.0
Acquisitions	0	0	0	0.0	0.0	0.0
Dispositions (neg.)	0	0	0	0.0	0.0	0.0
Economic Factors	0	0	0	0.0	0.0	0.0

Production (neg.)	53	0	53	1.9	0.0	1.9
November 30, 2008	109	388	497	4.2	14.7	18.9

Note:  Numbers may not add due to rounding.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following discussion generally describes the basis on which Altima attributes Proved and Probable Undeveloped Reserves and its plans for developing those Undeveloped Reserves.

Probable Undeveloped Reserves

Probable undeveloped reserves are those reserves tested or indicated by analogy to be productive.  All assigned probable undeveloped reserves are planned to be on-stream within a two year timeframe.

In addition to the information in the Fekete evaluation, management of Altima advises that its intention is to develop the Chambers properties as and when sufficient financing is available.

Significant Factors or Uncertainties

The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  Altima’s reserves are evaluated by Fekete, an independent engineering firm.

As circumstances change and additional data become available, reserve estimates also change.  Estimates made are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.  Such revisions can be either positive or negative.

Future Development Costs

Reserve Category	Development Costs (M$) Discounted at 0%
Proved Reserves	0
Proved Plus Probable	1493

All development capital expenditure is forecast to be spent in 2009.  No development costs are forecast after 2009.

In addition to the information in the Fekete evaluation, management advises that it expects that financing for future development costs will include equity and/or debt financing.  Once adequate financing is complete, development will proceed based on the amount of financing raised.

Other Oil and Gas Information

Oil and Gas Properties and Wells

1.

Altima’s important properties, plants, facilities and installations:

a)

are located exclusively in Canada and more specifically within the Province of Alberta.

b)

are located onshore.

c)

wells as shown below:

2.

The number of Altima’s oil wells and gas wells producing and non-producing, expressed on a gross and net basis, by location, is as follows:

Properties with No Attributed Reserves

Altima has interests in unproved lands with a gross area of 13,440 acres or 5,376 hectares.

Forward Contracts

Altima is not bound by any agreements under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas.

Additional Information Concerning Abandonment and Reclamation Costs

a)

The estimate of costs is determined through a review of industry guidelines.

b)

The number of net wells for which Altima expects to show such costs is 1.0.

c)

An estimate of abandonment and reclamation costs, net of salvage:

a.

Total Proved Case

i.

Undiscounted: $58,000

ii.

Discounted at 10%: $19,700

b.

Total Proved Plus Probable Case

i.

Undiscounted: $95,000

ii.

Discounted at 10%: $29,510

d)

The entire amount disclosed in (c) herein was deducted as abandonment and reclamation costs in estimating Altima’s future net revenue.

e)

The portion of the amounts disclosed in (c) herein that Altima expects to pay in the next three financial years is 0%.

Tax Horizons

Altima is not expecting to pay income taxes for 2008 and is not expected to pay income taxes for the duration of its project life.

Costs Incurred

Costs incurred for year ended November 30, 2008 – Canada only

M$
Property Acquisitions	1,050
Exploration	207
Development	0
Equipment	0
Dispositions	0

Total	1,257

Exploration and Development Activities

1.

In Altima’s most recent financial year ended November 30, 2008, the number of wells completed are as follows:

		Gross		Net
Canada	Exploratory Wells	Dry Oil Gas Service	0 0 0 0	Dry Oil Gas Service	0 0 0 0
	Development Wells	Dry Oil Gas Service	0 0 0 0	Dry Oil Gas Service	0 0 0 0

2.

Altima’s most important exploration and development activities are all located in the Chambers area of Alberta, Canada property.

Production Estimates

1.

All of Altima’s properties are located in Canada.  From December 1, 2007 to November 30, 2008, production volume estimates as reflected in the estimates of future net revenue disclosed herein are as follows:

Estimated First Year Production—Total Company

	Gross Cumulative Production			Net Cumulative Production
	Light, Medium and Heavy Crude Oil	Natural Gas	Natural Gas Liquids	Light, Medium and Heavy Crude Oil	Natural Gas	Natural Gas Liquids
	(MSTB)	(MMSCF)	(MSTB)	(MSTB)	(MMSCF)	(MSTB)
Proved
Developed Producing	0.0	37	1.4	0.0	34	1.3
Developed Non-Producing	0.0	0	0.0	0.0	0	0.0
Undeveloped	0.0	0	0.0	0.0	0	0.0
Total Proved	0.0	37	1.4	0.0	34	1.3
Probable	0.0	47	1.8	0.0	38	1.4
Total Proved plus Probable	0.0	84	3.2	0.0	72	2.7

2.

The Chambers property accounts for 100% of the estimated production disclosed under Section 1.

Production History For 2008

Altima’s single producing well, the 3-17 well, commenced sales gas production in November, 2007.  Altima paid no royalty as the 3-17 well is subject to the Royalty Adjustment Program for Deep Marginal Gas Wells.

2008 Net Average Daily Production	Q1	Q2	Q3	Q4
Oil & NGL (bbls/d)	16	3	4	2
Gas (mcf/d)	570	134	193	100
BOE/D (6:1)	111	25	36	19

Prices
Oil & NGL ($/ bbl)	77.30	73.65	87.31	58.38
Gas ($/mcf)	8.67	8.61	11.07	7.40
BOE ($)	55.69	55.00	69.05	45.10
Royalties ($/boe)	0.00	0.00	0.00	0.00
Production Costs ($/boe)	22.62	18.55	12.60	23.25
Netback ($/boe)	33.07	36.45	56.45	21.85

In June 2009, the Company received an Independent Operations Notice from the Operator of the 3-17-41-11W5M well to perform a recompletion/rework of an upper zone in the well bore, and this recompletion/rework procedure has commenced.

See Appendix A for the Report on Reserves Data by Independent Qualified Reserves Evaluator.

See Appendix B for Report of Management and Directors on Oil and Gas Disclosure.

DIVIDEND RECORD AND POLICY

Altima has paid no dividends since its inception.  At the present time, Altima intends to retain any earnings for corporate purposes.  The payment of dividends in the future will depend on the earnings and financial condition of Altima and on such other facts as the Board of Directors may consider appropriate.  However, since Altima is currently in an exploration stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

SELECTED FINANCIAL INFORMATION AND

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis ("MD&A") for the year ended November 30, 2008 has been prepared as at March 18, 2009, and discusses the financial condition and results of operations for Altima for the financial year ended November 30, 2008.  The MD&A for the nine month interim period ended August 31, 2009 has been prepared as at October 23, 2009, and discusses the financial condition and results of operations for Altima for the nine months ended August 31, 2009.  These MD&A should be read in conjunction with the financial statements and related notes therein, attached as Appendices C and D to this Schedule D.

All of the financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts, including comparatives, are expressed in Canadian dollars, unless otherwise noted.

MD&A for the Year Ended November 30, 2008

Selected Annual Information

The following table presents summarised financial information of Altima as at and for the years ended November 30, 2008, November 30, 2007 and November 30, 2006.  This information has been derived from Altima's audited financial statements for these years:

	Years ended November 30
	2008 - $ -	2007 - $ -	2006 - $ -
Revenue	-	-	-
Net loss	(264,281)	(1,487,807)	(1,257,687)
Loss per share	(0.005)	(0.05)	(0.09)
Total assets	13,642,850	11,179,018	5,185,456

Year ended November 30, 2008:  Altima’s petroleum and natural gas properties activity during the year consisted of the cancellation of a 50% net overriding royalty for cash consideration of $1,050,000 and exploration and development and equipment increases totaling $820,722.  These costs were somewhat offset by pre-production receipts totaling $613,614.  Share capital transactions included the issuance of 2,250,000 common shares in settlement of a loan plus interest totaling $440,548, and the issuance of 25,514,273 common shares for gross proceeds of $4,370,941.

A full discussion of Altima’s operating results is detailed below.

Year ended November 30, 2007:   Altima acquired the Golden Eagle assets in the Chambers Area, Alberta for cash consideration of $3,000,000 subject to a 50% net overriding royalty on 33.334% of the 100% interest purchased by Altima after deduction of Crown royalties and any other overriding royalties or like payments. In addition, Altima had the right and option up to and including December 31, 2008 to purchase and terminate the said net overriding royalty from Golden Eagle for $1,500,000.  As a result of the purchase of the Golden Eagle Assets, Altima’s overall interest in the Chambers area is approximately 58% in 18 sections and 1.4% in 3 sections. Altima earned $82,547 in pre-production gas and liquid sales from the Chambers Prospect and deducted this amount from capitalized costs.

To finance the purchase of the Golden Eagle Assets, Altima negotiated a bridge loan of $3,050,000 with interest at 12% per annum, compounded and payable monthly, and issued 2,074,000 shares valued at $456,280.  A finder’s fee of $117,000 was also paid.

Significant variations in operational costs included finance fees of $605,306 (2006 - $Nil), interest expense of $148,000 (2006 - $Nil), management fees of $221,500 (2006 - $83,500), and office services of $174,476 (2006 - $88,952).  These increases were offset by a decrease in stock-based compensation of $87,606 (2006 - $870,250) and a future income tax recovery of $34,100 (2006 - $Nil).

In order to manage Altima’s working capital deficiency of $5,601,205, continue operations, fund its expenditure commitments, and provide adequate working capital for ongoing activities, Altima will continue to depend on equity financing through existing and new shareholders, third party financing, continued support from its trade creditors, and cost sharing arrangements to fund its work programs and operations.

Summary of Quarterly Results

A summary of quarterly results in respect of the two years ended November 30, 2008 is as follows:

	Nov 30/08	Aug 31/08	May 31/08	Feb 29/08
Revenue	-	-	-	-
Net income (loss)	79,472	(325,008)	(272,428)	253,683
Net income (loss) per share	0.00	(0.01)	(0.01)	0.01

	Nov 30/07	Aug 31/07	May 31/07	Feb 28/07
Revenue	-	-	-	-
Net loss	(195,571)	(861,816)	(328,123)	(102,297)
Loss per share	(0.01)	(0.03)	(0.01)	(0.01)

Results of Operations

In the year ended November 30, 2008, Altima had a net loss of $264,281 (2007 - $1,487,807) reflecting a reduction in losses of $1,223,526.  Comparative results for the two years are outlined in the following table:

Years ended November 30	2008 - $ -	2007 - $ -
Amortization	5,328	2,284
Amortization is recorded only on Altima’s equipment and not on its petroleum and natural gas properties which are subject to separate impairment tests.
Finance fees	13,474	605,306

In 2008, Altima did not raise any new loan financings and expensed a retainer carried over from the prior year.  The finance fees in 2007 included the issuance of 2,074,000 common shares at a cost of $456,280 as a bonus to a lender for the provision of a bridge loan of $3,050,000.

Interest	370,770	148,000
The increase in interest expense in 2008 is due to interest paid on the $3,050,000 bridge loan for a full year compared to interest paid for only a partial year in 2007.
Investor communications	32,166	5,683
The comparative increase in 2008 is due to Altima entering into an investor relations contract on June 1, 2008. There was no similar contract in 2007.
Management and consulting	216,119	377,951

Typically, the nature and business purpose of management and consulting fees relates to directors and/or managers who have the power and responsibility to make decisions to manage an enterprise such as formulating corporate policy and organizing, planning, controlling, and directing the firm’s resources to achieve the corporate objectives. The comparative reduction in management and consulting fees in 2008 is attributable to capitalizing certain fees paid to management for overseeing the exploration and development activities of Altima’s petroleum and natural gas properties.

Office and miscellaneous	217,142	174,473

Office and miscellaneous expenses includes billings for rent, telephone, printing and stationery, utilities, office supplies, bank charges and interest, janitorial, shareholder communications, and administrative services provided by third parties which are not classifiable more appropriately elsewhere.  In general, Altima’s office administrative expenses reflect the normal daily business activities of Altima.  Any significant increase/decrease in costs relate to Altima’s efforts to provide adequate administrative support to management’s ongoing efforts to achieve its corporate goals.

Professional fees	113,449	55,799

The nature and business purpose of professional fees consist of billings or accruals for legal and accounting/auditing fees.  Both the current year and the comparative year include annual accruals for auditing fees.  Except for annual audits, professional accounting and legal fees are incurred as and when required and are not subject to regular patterns of activity.

Stock-based compensation	5,000	87,606
Current stock-based compensation reflects vesting of stock options from prior years. The 2007 expenses relates to similar vesting of stock options granted in prior years.
Transfer agent and filing fees	19,163	24,068
These expenses are incurred as and when incurred and are commensurate only with Altima’s regulatory activities relating to the issuance of shares and its dealings with the Exchange.
Travel	57,293	62,690
Travel expenses are incurred as needed. Altima’s activities in 2008 were comparable to 2007, hence the minimal comparative difference between both years.
Foreign exchange gain	(116,163)	-
The change in value of the Canadian dollar against the US dollar on the exchange of funds between the two currencies resulted in a currency exchange gain.
Interest income	(9,931)	(21,953)
Interest income is derived from excess funds being deposited in GICs.
Future income tax recovery	(659,529)	(34,100)
Both years reflect the future income tax benefits of non-capital losses and other future tax assets which may be applied to reduce income taxes in future years
Net loss	(264,281)	(1,487,807)

Liquidity and Capital Resources

At November 30, 2008 Altima had $1,496,603 in cash, a working capital deficiency of $3,309,596 and had recorded a cumulative deficit of $3,131,120.

To date, Altima’s ongoing operations have been financed predominantly by private placements, the exercise of warrants and stock options, and loans.  Additional financing will be required to conduct further development work on Altima’s projects and to place any project, if feasible, into production.  While Altima has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

During the year, Altima issued 12,507,889 flow-through shares for gross proceeds of $2,289,920, and 13,006,384 non-flow-through shares for gross proceeds of $2,081,021.  Finder’s warrants were issued as a finder’s fee entitling the holder to acquire 175,000 common shares at $0.25 per share on or before January 2, 2009.  Share issue costs totalled $349,902.

In December 2006, Altima received $400,000 as a loan from a company related by a director pursuant to a letter agreement whereby Altima proposed to acquire the outstanding shares of the company in exchange for shares and warrants in Altima.  The loan plus accrued interest was settled in 2008 for a total of $440,548 by the issuance of 2,250,000 common shares pursuant to a shares-for-debt settlement.

In August 2007, Altima negotiated a bridge loan of $3,050,000 to acquire the assets of Golden Eagle.  The loan which bears interest at 12% per annum, compounded and payable monthly, was repayable on or before July 30, 2008.  In connection with the loan, Altima issued 2,074,000 common shares at a price of $0.22 per share for a total of $456,280 as a non-refundable bonus to the lender.  Security for the loan includes a promissory note, a fixed and floating first charge debenture over Altima’s present and after-acquired real property, a first priority general security agreement over all its present and after-acquired personal property, and an environmental indemnity agreement in respect of its properties.

If Altima sells or disposes of any assets outside of the ordinary course of business, Altima will pay or cause to be paid to the lender all proceeds from such sale or disposition, net of selling costs, up to the full amount of the outstanding balance of the loan.

In July 2008 Altima entered into new financings as follows:

(i) Signed a term sheet to borrow up to $4,090,000, with interest of 12% per annum, compounded and payable monthly.  The proceeds will be used to repay the previous $3,050,000 bridge loan and to provide additional working capital.  In consideration for the lender to enter into the agreement, Altima will make a non-refundable bonus payment equal to 15% of the principal amount drawn down, payable in common shares at $0.16 per share.  The loan was subject to the TSXV’s approval, due diligence by the lender and Altima raising not less than $4,000,000 in equity financing.  On December 4, 2008 this financing was completed.

(ii)  Announced a flow-through private placement of up to 15,000,000 units, for gross proceeds of up to $2,700,000 at a price of $0.18 per unit, each unit consisting of one flow-through share and one-half warrant, each full warrant entitling the holder to acquire one non-flow-through share for 24 months at $0.275 for the first year and $0.40 for the second year.  At November 30, 2008 Altima had issued 10,582,889 common shares for total proceeds of $1,904,920.

(iii)  Announced a non-flow-through private placement for gross proceeds of up to $3,200,000, at a price of $0.16 per unit, each unit consisting of one common share and one-half warrant, each full warrant entitling the holder to acquire one common share for 24 months at $0.275 for the first year and $0.40 for the second year.  Subscriptions totalling $648,970 were received during the period pursuant to this private placement.   At November 30, 2008 Altima had issued 13,006,384 common shares for total proceeds of $2,081,021.

Proceeds from these financings will be used in the Alberta exploration program and for working capital.

Transactions with Related Parties

Transactions with related parties in the period consisted of the following:

	2008 - $ -	2007 - $ -
Management fees paid or accrued to directors or companies controlled by directors	199,119	221,500
Fees paid or accrued to directors or companies controlled by directors for development costs of its oil and gas properties	195,357	-
Consulting fees paid or accrued to directors or companies controlled by directors	17,000	140,000
Stock-based compensation for options issued to directors	-	82,750
Share issue costs paid to a company controlled by a director	74,000	-
Administrative services, finance fees, share issuance and negotiation fees, and occupancy charges paid to a company controlled by a director and an officer of Altima	200,469	210,047

In 2007, Altima entered into transactions with a director and two companies controlled by a director to provide management and administrative services to fulfill corporate, secretarial, administrative, occupancy and all such other day-to-day duties and responsibilities as may be imposed on Altima.  As compensation, Altima agreed to pay fees of $4,500 per month to a director, fees of $4,500 per month to a company controlled by a director and to pay an administrative handling fee of 10% to a company controlled by a director on all transactions relating to the responsibilities undertaken.  All agreements are on a month-to-month basis and may be terminated by all parties by giving one month’s notice in writing.

Included in accounts payable there were balances due to related parties as follows:

	2008 - $ -	2007 - $ -
Accrued management and consulting fees	70,225	121,506

The transactions and balances were recorded at their exchange amounts which are the amounts agreed upon by the transacting parties on terms and conditions similar to non-related entities.

Fourth Quarter

For the three months ended November 30, 2008 Altima recorded net income of $79,472 (2007 – net loss $195,571).  The $275,043 difference in net income between the two quarters is primarily the result of a foreign exchange gain of $116,162 (2007 - $Nil) and a future income tax recovery of $156,129 (2007 - $Nil).

Altima invested $1,516,837 in the Chambers Area wells, which included the cancellation of a 50% net overriding royalty for cash consideration of $1,050,000.

During the quarter, Altima issued 818,000 flow-through units at $0.18 per unit for gross proceeds of $147,240, with each unit consisting of one flow-through share and one warrant allowing the purchase of one-half additional share at $0.275 per share.  Also during the quarter, 6,246,812 non-flow-through units at $0.16 per unit for gross proceeds of $999,490 with each unit consisting of one flow-through share and one warrant allowing the purchase of one additional share at $0.275 per share.

Cash finder's fees totalled $11,939 and Agent's warrants were issued entitling the holder to acquire 71,800 common shares at $0.275 per share on or before September 29, 2009 and $0.40 per share on or before September 29, 2010.

Proposed Transaction with Unbridled

Altima expects that the proposed acquisition of Unbridled will result in major synergies that will reduce costs, improve timing of actions and result in administrative efficiencies.  The concurrent and future financings will allow development of the combined properties which should produce significant income and cash flow.  Ultimately, profitable operations are expected.

Changes in Accounting Policies

Effective December 1, 2008, Altima adopted the following accounting standards updates issued by the CICA:

Section 1535:  Capital Disclosures

This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences.

Sections 3862 and 3863:  Financial Instruments – Disclosures and Presentation

These new sections 3862 (on disclosures) and 3863 (on presentations) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in financial instruments.  Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Section 3064:  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, Revenue and Expenditures in the Pre-Operating Period will be withdrawn.  Altima is currently assessing the impact of these new accounting standards on the financial statements.

Section 1000: Financial Statement Concepts

This section has been amended to clarify the criteria for recognition of an asset.  The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

Section 1400: General Standard of Financial Statement Presentation

The CICA accounting standards board amended Section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  Altima does not expect the adoption of this amendment to have an impact on its financial statements.

Financial Instruments

Altima's classifies all financial assets as either held-to-maturity, available for-sale, held for trading or loans and receivables, and classifies all financial liabilities as held for trading or other financial liabilities.  Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit.  Altima has classified its cash as held for trading, its amounts receivable as loans and receivables, and its accounts payable and loans payable as other financial liabilities.  Transaction costs in respect of loans are immediately charged to operations.

International Financial Reporting Standards

In 2006, the Accounting Standards Board ("AcSB") provided a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period.  In February, 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IRFS, replacing Canadian’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by Altima for the year ended November 30, 2010.  While Altima has begun the assessing the adoption of IFRS for 2011, the financial reporting impact of the transition for IFRS cannot be reasonably estimated at this time.

Risk Factors

Altima is engaged in the exploration for and development of petroleum and natural gas properties.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any petroleum and natural gas properties depends on many factors not all of which are within the control of management.  Operationally Altima faces risks that are associated with and affect the financial viability of a given petroleum and natural gas property.  These include risks associated with finding, developing and producing these petroleum and natural gas reserves.  In addition, Government regulations, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a petroleum and natural gas property.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Altima’s ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.  The accompanying financial statements do not give effect to any adjustments which would be necessary should Altima be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited financial statements.

Various risk factors associated with Altima and its activities have been identified and are presented below under "Risk Factors".

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Altima is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Altima's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of November 30, 2008, that our disclosure controls and procedures are effective to provide reasonable assurance that material information related to Altima, is made known to them by others within those entities.  It should be noted that while Altima's Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of Altima are responsible for designing the internal controls over financial reporting or causing them to be designed under this supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Altima has designed controls for this process and has conducted an evaluation which has identified potential weaknesses in such controls.  Due to the limited number of staff, it is not feasible to attain complete segregation of incompatible duties.  Weaknesses in Altima’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected.  Management and the Altima Board mitigate the risk of material misstatement in financial reporting by performing a detailed review of monthly operational and financial reports. It is not possible to provide absolute assurance that this risk can be eliminated.

MD&A for the Nine Months Ended August 31, 2009

Summary of quarterly results

A summary of quarterly results in respect of the two years ended on August 31, 2009 is as follows:

	Aug 31/09	May 31/09	Feb 28/09	Nov 30/08
Revenue	-	-	-	-
Net income (loss)	(195,831)	(225,951)	(338,028)	79,472
Net income (loss) per share	(0.00)	(0.00)	(0.01)	0.00
	Aug 31/08	May 31/08	Feb 29/08	Nov 30/07
Revenue	-	-	-	-
Net income (loss)	(325,008)	(272,428)	253,683	(195,571)
Net income (loss) per share	(0.01)	(0.01)	0.01	(0.01)

Results of Operations

In the nine months ended August 31, 2009, Altima had a net loss of $759,810 compared to $343,753 in 2008.  The most significant variances in the results for the two periods are outlined in the following table:

#

Nine months ended	August 31, 2009 - $ -	August 31, 2008 - $ -
Finance fees	634,635	23,474

In 2009, Altima amended its credit facility to extend the maturity date to July 31, 2009 and to increase the facility to $4,090,000. Altima issued 3,834,375 shares at $0.14 for a value of $536,812 in consideration for the amendment.  It further extended the maturity date to October 31, 2009.

Interest	189,778	278,603
The decrease is due to the significantly lower balance for the loan in the current period; $2,090,000 compared to $3,050,000 in the previous year.
Management and consulting fees	136,625	310,550

Typically, the nature and business purpose of management and consulting fees relates to directors and/or managers who have the power and responsibility to make decisions to manage an enterprise such as formulating corporate policy and organizing, planning, controlling, and directing the firm’s resources to achieve the corporate objectives. The reduction in management and consulting fees in 2009 is attributable to the reduced use of consultants and capitalizing certain fees paid to management for exploration and development activities of Altima’s petroleum and natural gas properties.

Office and administrative	110,733	81,322

Office and miscellaneous expenses includes billings for rent, telephone, printing and stationery, utilities, office supplies, bank charges and interest, janitorial, shareholder communications, and administrative services provided by third parties which are not classifiable more appropriately elsewhere. The increase in 2009 relates to increased efforts directed at raising financing.

Professional fees	169,375	82,574

The nature and business purpose of professional fees consist of billings or accruals for legal and accounting/auditing fees.  Except for annual audits, professional accounting and legal fees are incurred as and when required and are not subject to regular patterns of activity. The significant increase in costs relate to legal disputes with Unbridled, in addition to a third party audit of Unbridled’s books and records, and accruals for Altima’s annual audit.

Future income tax recovery	(553,200)	(503,400)
This reflects the future income tax benefits of non-capital losses and other future tax assets which may be applied to reduce income taxes in future years
Net income (loss)	(759,810)	(343,753)

Comparison of operating results for the three months ending August 31, 2009 and 2008: the net loss decreased to $195,831 (2008 - $325,008).  Significant variations included a decrease in interest expense to $64,966 (2008 - $78,779), a decrease in management and consulting fees to $44,250 (2008 - $88,550), and a decrease in professional fees to $25,333 (2008 - $62,574). These amounts changed for the same reasons as explained above for the nine month period ending August 31, 2009.

Liquidity and Capital Resources

At August 31, 2009 Altima had $108,751 in cash and receivables, a working capital deficiency of $4,447,181 and had recorded a cumulative deficit of $3,890,930.

To date, Altima’s ongoing operations have been financed predominantly by private placements, the exercise of warrants and stock options, and loans.  Additional financing will be required to conduct further development work on Altima’s projects and to place any project, if feasible, into production.  While Altima has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

In August 2007, Altima negotiated a bridge loan of $3,050,000 to acquire the assets of Golden Eagle.  The loan bears interest at 12% per annum, compounded and payable monthly, and was repayable on or before July 30, 2008.  In connection with the loan, Altima issued 2,074,000 common shares at a price of $0.22 per share for a total of $456,280 as a non-refundable bonus to the lender.  Security for the loan includes a promissory note, a fixed and floating first charge debenture over Altima’s present and after-acquired real property and a first priority general security agreement over all its present and after-acquired personal property, and an environmental indemnity agreement in respect of its properties.

During the current period, Altima issued 3,834,375 shares in connection with an amendment to its loan agreement, which extended the due date to July 31, 2009 and increased the credit facility to $4,090,000.  On July 31, 2009, the maturity date was extended to September 14, 2009 in consideration of a fee of $21,501, and subsequent to the period end was further extended to October 31, 2009 for a fee of $11,046.  At August 31, 2009, the balance owing on this credit facility is $2,090,000.

If Altima sells or disposes of any assets outside of the ordinary course of business, Altima will pay or cause to be paid to the lender all proceeds from such sale or disposition, net of selling costs, up to the full amount of the outstanding balance of the loan.

Transactions With Related Parties

During the nine months ended August 31, 2009, Altima had the following transactions with related parties:

	August 31, 2009 - $ -	August 31, 2008 - $ -
Management and consulting fees paid or accrued to directors or companies controlled by directors and charged to operations	136,625	310,550
Management fees capitalized	135,375	-
Administrative services paid or accrued to officers and a company controlled by a director	105,539	155,919

Altima has entered into an agreement with a company controlled by a director to provide administrative services to fulfill corporate, secretarial, administrative, occupancy and all such other day-to-day duties and responsibilities as may be imposed on Altima.  Altima agreed to pay an administrative handling fee of 10% on all transactions relating to the duties and responsibilities undertaken.

Included in accounts payable at August 31, 2009 there were balances due to related parties as follows:

	August 31, 2009 - $ -	November 30, 2008 - $ -
Accrued management and consulting fees, administrative services and advances from directors and companies controlled by directors	277,397	70,225

The transactions and balances were recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties on terms and conditions similar to non-related entities.

Changes in Accounting Policies

Effective December 1, 2008, Altima adopted the following accounting standards updates issued by the CICA:

Section 3064:  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, Revenue and Expenditures in the Pre-Operating Period will be withdrawn.

Section 1000: Financial Statement Concepts

This section has been amended to clarify the criteria for recognition of an asset.  The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

Section 1400: General Standard of Financial Statement Presentation

The CICA accounting standards board amended Section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  Altima does not expect the adoption of this amendment to have an impact on its financial statements.

Financial Instruments

Altima's classifies all financial assets as either held-to-maturity, available for-sale, held for trading or loans and receivables, and classifies all financial liabilities as held for trading or other financial liabilities.  Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit.  Altima has classified its cash as held for trading, its amounts receivable as loans and receivables, and its accounts payable and loans payable as other financial liabilities.  Transaction costs in respect of loans are immediately charged to operations.

Risk Factors

Altima is engaged in the exploration for and development of petroleum and natural gas properties.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any petroleum and natural gas properties depends on many factors not all of which are within the control of management.  Operationally Altima faces risks that are associated with and affect the financial viability of a given petroleum and natural gas property.  These include risks associated with finding, developing and producing these petroleum and natural gas reserves.  In addition, Government regulations, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a petroleum and natural gas property.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Altima’s ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.  The accompanying financial statements do not give effect to any adjustments which would be necessary should Altima be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited financial statements.

Various risk factors associated with Altima and its activities have been identified and are presented below under "Risk Factors".

Disclosure Controls and Procedures

 Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Altima is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Altima's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of August 31, 2009, that our disclosure controls and procedures are effective to provide reasonable assurance that material information related to Altima, is made known to them by others within those entities.  It should be noted that while Altima's Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of Altima are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  We have designed controls for this process and have conducted an evaluation which has identified potential weaknesses in such controls. Due to the limited number of staff, it is not feasible to attain complete segregation of incompatible duties.  Weaknesses in Altima’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected.  Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detailed review of operational and financial reports.  It is not possible to provide absolute assurance that this risk can be eliminated.

Outstanding Share Data

Altima has authorized capital of an unlimited number of common shares with no par value.

Altima had the following common shares, share purchase warrants and stock options outstanding as at October 31, 2009:

	Number	Exercise price $	Remaining Life (months)
Issued and outstanding common shares	69,346,933		N/A
Share purchase warrants:
private placement warrants (July 30, 2010)	12,917,003	0.40	9
private placement warrants (September 29, 2010)	6,727,612	0.40	11

Stock options	2,000,000	0.28[1]	16.7
Fully Diluted	90,991,548

Note:

(1)

Weighted average exercise price

DESCRIPTION OF SECURITIES

The authorized share capital of Altima consists of an unlimited number of common shares without par value. As of the date of this Information Circular, 69,346,933 common shares were issued and outstanding as fully paid and non-assessable shares.  The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Altima and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of Altima. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of Altima, are entitled to receive such dividends in any financial year as the board of directors of Altima may by resolution determine. In the event of the liquidation, dissolution or winding-up of Altima, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of Altima, the remaining property and assets of Altima.

CONSOLIDATED CAPITALIZATION

The following table summarizes changes in Altima's capitalization since October 23, 2009 and after giving effect to the Arrangement with Unbridled:

Type of Security	Authorized	Outstanding at October 23, 2009	Outstanding after Arrangement
Common Shares	Unlimited	69,346,933(1)	139,280,551(1)(2)
Stock Options	N/A	2,000,000	4,715,000(3)
Warrants	N/A	19,644,615	19,644,615

Note:

(1)

This does not include common shares reserved for issuance upon the exercise of outstanding Altima options or warrants.

(2)

This does not include common shares reserved for issuance upon the exercise of outstanding Unbridled options.

(3)

2,715,000 Altima Shares are reserved for issuance upon the exercise of Unbridled Options.

OPTIONS TO PURCHASE SECURITIES

The following table summarizes the options of Altima outstanding as of the date of this Information Circular:

Optionees	Number of Stock Options Altima Shares	Exercise Price per Altima Share ($)	Expiration Date	Market Value of Altima Shares on Date of Grant ($)	Market Value of Altima Shares Under Stock Options ($) (1)
Directors, officers & consultants	1,600,000	0.30	June 5, 2011	17,003,733	Nil
Investor Relations	400,000	0.20	May 31, 2010	7,965,424	Nil

Note:

(1)

Based on the difference between the exercise price and the closing price of $0.69 for the Altima Shares on the TSXV as at the date of this Information Circular.

(2)

These options have vested.

On January 12, 2004, Altima established a stock option plan for directors, officers, consultants and administrative personnel.  Under the plan, the number of options granted is limited to 10% of Altima’s issued shares at the time the options are granted.  In addition, the number of shares which may be reserved for issuance to any individual may not exceed 5% of the issued shares of Altima on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Options are exercisable over periods of up to 10 years as determined by the Altima Board and are required to have an exercise price of no less than the closing market price of Altima’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. The plan contains no vesting requirements, but permits the Altima Board to specify a vesting schedule in its discretion.

PRIOR SALES

Altima has issued or sold the following securities within the twelve months prior to the date of this Information Circular:

Number and class of securities	Price per security
3,834,375 Altima Shares (1)	$0.14

(1)

Issued in connection with an amendment to a credit facility, which extended the maturity date to July 31, 2009 and increased the facility to $4,090,000, Altima issued 3,834,375 common shares at $0.14 per share as a non-refundable bonus to the lender.

STOCK EXCHANGE PRICE

The Altima Shares are listed on the TSXV under the trading symbol "ARH".  Altima does not pay dividends on Altima Shares.  The following table summarizes the high and low market prices and volumes of Altima Shares on the TSXV for the twelve months prior to the date of this Information Circular(1):

Year	Period	High ($)	Low ($)	Volume
2009	October 1 to 20	0.19	0.11	6,031,851
2009	September	0.085	0.07	1,770,933
2009	August	0.12	0.07	2,844,974
2009	July	0.10	0.035	3,559,402
2009	June	0.10	0.07	1,124,848
2009	May	0.115	0.085	1,100,369
2009	April	0.14	0.10	3,421,539
2009	March	0.13	0.10	1,923,569
2009	February	0.14	0.10	2,277,100
2009	January	0.17	0.12	549,070
2008	December	0.175	0.09	1,877,800
2008	November	0.16	0.11	1,410,500
2008	October	0.18	0.10	1,778,527

Note:

(1)

Stock prices and volumes obtained from www.stockwatch.com.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of Altima, as at the date of this Information Circular, no person beneficially owns, controls or directs, directly or indirectly, Altima Shares carrying more than 10% of the outstanding voting rights attached to all Altima Shares.

DIRECTORS AND OFFICERS

The following table provides the names, municipalities or residence, position, principal occupations and the number of voting securities of Altima that each of the directors and executive officers beneficially owns, directly or indirectly, or exercises control over, as of the date hereof:

Name and Municipality of Residence and Position with Altima	Director/Officer Since	Altima Shares Beneficially Owned Directly or Indirectly(1) (as at the date of this Information Circular)	Principal Occupation for the Past Five Years
Richard Switzer President, Chief Executive Officer and Director Delta, British Columbia	President and Director since May 3, 2006	1,780,998 Altima Shares	Professional geologist, 1975 to present
James O'Bryne Chairman and Director Calgary, Alberta	Chairman and Director since October 26, 2006	1,027,000(3)Altima Shares

Oil and gas executive located in Calgary, Alberta, providing management and consulting services to oil and gas investors and operators; President of O'Byrne Resources Management Ltd. (from January 1991 to present).

Richard Barnett Chief Financial Officer and Secretary Port Moody, British Columbia	Chief Financial Officer and Secretary since July 31, 2009	Nil

Certified General Accountant with extensive corporate experience as a Chief Financial Officer, Controller & Secretary and over 20 years of accounting experience serving both TSX-V listed and private corporations.

Joe DeVries(2) Director Delta, British Columbia	Director since May 3, 2006	1,570,000 Altima Shares	President and Chief Executive Officer of Precision Enterprises Inc. and Chief Executive officer of Odyssey Petroleum Corp.
Jurgen Wolf(2) Director Vancouver, British Columbia	Director since May 3, 2006	687,500(4) Altima Shares	Retired businessman, involved in the oil and gas industry for over 16 years; Director of several public companies.
Whitney Pansano(2) Director Mendenhall, Mississippi, USA	Director since May 3, 2006	865,532(5) Altima Shares	President of Pan Southern Petroleum (a private consulting company) located in Mississippi from 2001 to present; President of Odyssey Petroleum Corp. since August 2005.

Notes:

(1)

Altima Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular, based upon information furnished to Altima by individual shareholders.

(2)

Member of the Audit Committee.

(3)

527,000 of these shares are held indirectly in the name of O’Byrne Resources Management Ltd., a private company in which James O’Byrne and Leone O’Byrne each own 50% of the issued and outstanding shares.

(4)

275,000 of these shares are held indirectly in the name of Kruger Pacific Ltd., a private company controlled by Jurgen Wolf, and 72,500 of these shares are held indirectly in the name of Epic Investments Ltd., a private company controlled by Jurgen Wolf.

(5)

255,532 of these shares are held indirectly in the name of Whitney Investments Ltd., a private company controlled by Whitney Pansano.

The term of office of the directors expires annually at the time of Altima's annual general meeting.  The term of office of the officers expires at the discretion of Altima's directors.  Other than as disclosed herein, none of the directors or officers has entered into non-competition or non-disclosure agreements with Altima.

As of the date of this Information Circular, the directors and officers of Altima as a group own beneficially, exercise control or direction, directly or indirectly, over an aggregate of 5,931,030 of Altima Shares, which is equal to 8.55% of Altima's Shares currently issued and outstanding.

The directors and officers of Altima anticipate that they will dedicate the following percentage of their time to the affairs of Altima.  These percentages are estimates only over the course of a 12 month period and the time commitment of the directors and officers will vary depending upon Altima's activities.

Richard Switzer – President, Chief Executive Officer and Director (100%) [62 years old]

Mr. Switzer has been a professional geologist since 1975.

James O’Byrne –Chairman and Director (50%) [76 years old]

Mr. O’Byrne is an oil and gas executive consultant in Calgary, Alberta.  He provides management and consulting services to oil and gas investors and operators.  Mr. O’Byrne is also President of O’Byrne Management Ltd.

Richard Barnett– Chief Financial Officer and Secretary (25%) [52 years old]

Mr. Barnett has over 20 years of experience working with resource companies in the public sector, both nationally and internationally. Mr. Barnett has worked with companies with operations in Canada, the United States, Mexico, the United Kingdom, and Barbados.  Mr. Barnett is a member of the Certified General Accountants of British Columbia.

Joe DeVries – Director (40%) [49 years old]

Mr. DeVries has been a self-employed business manager for several Canadian public companies since January 1990, and has been Chief Executive Officer and a director of Odyssey Petroleum Corp., a public oil and gas company listed on the TSXV since 2005.

Whitney Pansano – Director (5%) [66 years old]

Mr. Pansano has been President and owner of PanSouthern Petroleum, a private consulting company located in Mississippi involved in oil and gas operations since 2001.  Mr. Pansano has also been President and director of Odyssey Petroleum Corp., a public oil and gas company listed on the TSXV since 2005.

Jurgen Wolf – Director (5%) [74 years old]

Mr. Wolf has been self-employed for over 49 years and has been a director and/or officer of several public companies for the past 20 years.

None of these individuals have entered into non-competition or non-disclosure agreements with Altima.

Corporate Cease Trade Orders or Bankruptcies

To the best of Altima's knowledge, no existing director or executive officer of Altima is, or within the ten years prior to the date hereof has been, a director or executive officer of any other corporation that, while that person was acting in the capacity of a director or executive officer of that corporation:

(a)

was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than:

(i)

Joe DeVries, who was a director and officer of Sniper Enterprises Inc. (now TransAmerican Energy Inc. ("TAE"), a TSXV listed company that was suspended March 16, 2000 due to that company's failure to meet Tier 2 Maintenance Requirements.  The British Columbia and Alberta Securities Commissions advised the TSXV that the cease trade orders issued against Sniper were revoked as of March 16, 2004, and effective at the opening on April 30, 2004 the company was subsequently reinstated by the TSXV; and

(ii)

Jurgen Wolf, who was a director of TAE while that company was subject to:

(1)

a cease trade order issued August 20, 2008 by the British Columbia Securities Commission against TAE for failure to file annual oil and gas disclosure prescribed by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") for the years ended April 30, 2006 and 2007.  TAE subsequently brought all of its annual continuous disclosure filings up-to-date, and the cease trade order was revoked on November 19, 2008; or

(2)

a cease trade order issued August 21, 2008 by the Alberta Securities Commission against TAE for failure to file annual oil and gas disclosure provided by NI 51-101 for the year ended April 30, 2007.  TAE subsequently brought all of its annual continuous disclosure filings up-to-date, and the cease trade order was revoked on November 25, 2008;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of Altima's knowledge, no director or executive officer of Altima, nor any shareholder holding sufficient securities of Altima to materially affect control of Altima has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To the best of Altima's knowledge, no director or executive officer of Altima, nor any shareholder holding sufficient securities of Altima to affect materially the control of Altima, nor any personal holding company of any such person has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

The directors of Altima are required by law to act honestly and in good faith with a view to the best interests of Altima and to disclose any interests, which they may have in any project or opportunity of Altima. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of Altima's knowledge, there are no known existing or potential conflicts of interest among Altima, its promoters, directors and officers or other members of management of Altima or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Altima and their duties as a director or officer of such other companies.

Some of the directors and officers of Altima are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with Altima. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of Altima are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to Altima and their duties to the other companies on whose boards they serve, the directors and officers of Altima have agreed to the following:

1.

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2.

no commissions or other extraordinary consideration will be paid to such directors and officers; and

3.

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to Altima except on the same or better terms than the basis on which they are offered to third party participants.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEO's"):

(a)

Altima's CEO

(b)

Altima's CFO;

(c)

each of Altima's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of Altima, nor acting in a similar capacity, at the end of that financial year.

As at November 30, 2008, the end of the most recently completed financial year of Altima, Altima had three Named Executive Officers, whose names and positions held within Altima are set out in the summary compensation table below.

Compensation Discussion and Analysis

The objective of Altima's compensation program is to compensate the executive officers for their services to Altima at a level that is both in line with Altima's fiscal resources and competitive with companies at a similar stage of development.

Altima compensates its executive officers based on their skill and experience levels and Altima's existing stage of development.  Executive officers are rewarded on the basis of the skill and level of responsibility involved in their position, the individual's experience and qualifications, Altima's resources, industry practice, and regulatory guidelines regarding executive compensation levels.

The Altima board of directors has implemented three levels of compensation to align the interests of the executive officers with those of the shareholders.  First, executive officers are paid a monthly consulting fee or salary.  Second, the Altima Board awards executive officers long term incentives in the form of stock options.  Finally, and only in special circumstances, the Altima Board may award cash or share bonuses for exceptional performance that results in a significant increase in shareholder value. Altima does not provide pension or other benefits to the executive officers.

The base compensation of the executive officers is reviewed and set annually by the Altima Board.  In addition, the CEO and the Altima Board from time to time determine the stock option grants to be made pursuant to Altima's Stock Option Plan.  Previous grants of stock options are taken into account when considering new grants.  The Altima Board awards bonuses at its sole discretion.  The Altima Board does not have pre-existing performance criteria or objectives.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods.  All compensation is subject to and dependant on Altima's financial resources and prospects.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of Altima's three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs Granted (#)	Shares/Units Subject to Resale Restrictions (1) ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Richard Switzer President and CEO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$150,000(1) $122,000(1) $49,500(1)	Nil 100,000(2) 250,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tom Needham Secretary and CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$9,012(4) $6,000(4) $2,366(4)	Nil 75,000(5) 125,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:

(1)

Compensation during these three financial years represents management fees paid. During fiscal 2008, $37,500 was charged to management fees, and $112,500 was charged to geological consulting fees.

(2)

On March 21, 2007, Mr. Switzer was granted options to purchase 100,000 Altima Shares at a price of $0.30 per share, exercisable on or before March 20, 2009, none of which were exercised.

(3)

On June 6, 2006, Mr. Switzer was granted options to purchase 250,000 Altima Shares at a price of $1.00 per share, exercisable on or before June 5, 2011, none of which have been exercised (repriced to $0.30 per share during the year ended November 30, 2007).

(4)

Compensation during these three financials years represents accounting fees paid.

(5)

On March 21, 2007 Mr. Needham was granted options to purchase 75,000 Altima Shares at a price of $0.30 per share, exercisable on or before March 20, 2009, none of which were exercised.

(6)

On June 6, 2006, Mr. Needham was granted options to purchase 125,000 Altima Shares at a price of $1.00 per share, exercisable on or before June 5, 2011, none of which have been exercised (repriced to $0.30 per share during the year ended November 30, 2007).

Long Term Incentive Plan Awards

Altima has no long term incentive plan in place and therefore there were no awards made under any incentive plan to the Named Executive Officers during Altima's most recently completed financial year.  A long term incentive plan is a plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include options or stock appreciation rights plans or plans for compensation through shares or units that are subject to restriction on resale.

Option/Stock Appreciation Rights Grants During the Most Recently Completed Financial Year

Altima did not grant stock options under a stock option plan or otherwise during the most recently financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises, if any, of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End (1) ($) Exercisable/ Unexercisable
Richard Switzer	Nil	Nil	350,000 / Nil	Nil / Nil
Tom Needham	Nil	Nil	200,000 / Nil	Nil / Nil

(1)

Dollar value is equal to the number of securities acquired on exercise of options times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise price of the options.

Termination and Change of Control Benefits

Altima does not have employment contracts with any of the Named Executive Officers.

Altima does not have any compensatory plans, contracts or arrangements where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination of the NEO's employment with Altima, a change of control of Altima or a change in the NEO's responsibilities following a change in control.

Director Compensation

During the most recently completed year, Altima had no arrangements, standard or otherwise, pursuant to which directors are compensated by Altima for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, other than:

(a)

James O'Byrne, who through his wholly-owned private company O'Byrne resources Management Ltd., received $27,619 in the most recently completed financial year in his capacity as Chairman of the Board;

(b)

Jurgen Wolf, who received $24,000 for directors' fees;

(c)

Altima also accrued or paid in the most recently completed financial year the following amounts to private holding companies owned by certain directors of Altima (but not in their capacity as directors or officers of Altima):

(i)

$110,000 was paid or accrued to JRC Enterprises, a private company wholly-owned by Joe DeVries for consulting fees regarding certain financial & corporate services provided;

(ii)

$17,000 was paid or accrued to Almandine Resources Inc., a private company wholly-owned by Robert Mummery, a former director of the Company (resigned March 4, 2009) for geological consulting fees;

(iii)

$89,381 was paid or accrued to O'Byrne Resources Management Ltd., a private company wholly-owned by James O'Byrne for consulting fees relating to land and contract negotiations and lease administration;

(iv)

Simco Services Ltd. ("Simco"), a private company wholly-owned by Joe DeVries, which charges Altima rent and other administrative services.  The amounts charged by Simco are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between Altima and Simco.

Altima does not have any non-cash compensation plans for its directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, except for the granting of stock options.  Altima has a stock option plan for the granting of incentive stock options to the officers, employees and directors, which it intends to amend, subject to shareholder and regulatory approval.  Altima did not grant stock options to the directors (including Named Executive Officers) during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth Altima’s compensation plans under which equity securities are authorized for issuance as the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,000,000	$0.28	4,551,256(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,000,000	$0.28	4,551,256(1)

(1)

Calculation based on 10% of issued and outstanding share capital as at November 30, 2008 (being 65,512,558 Altima Shares) less 2,000,000 options outstanding as at the fiscal year end.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of Altima which is owing to Altima or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Altima, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Altima, no proposed nominee for election as a director of Altima and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to Altima; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Altima.

MANAGEMENT CONTRACTS

No management functions of Altima are performed in any substantial degree by a person other than the directors or executive officers of Altima.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires Altima, as a venture issuer, to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee

Altima’s audit committee is comprised of three directors as determined by the Altima Board.  The current audit committee members are Joe DeVries, Jurgen Wolf and Whitney Pansano.  As defined in NI 52-110, two of the audit committee members, Jurgen Wolf and Whitney Pansano, are “independent” and all of the audit committee members are “financially literate”.

Relevant Education and Experience

The educational background or experience of each of the following members of the Audit Committee has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by Altima to prepare its financial statements, including the ability to assess the general application of such accounting principles in connection with the accounting estimates, accruals and reserves.  All members have experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Altima’s financial statements, or have experience actively supervising one or more individuals engaged in such activities and all have an understanding of internal controls and financial reporting procedures.

Joe DeVries – Mr. DeVries has been a self-employed business manager for several Canadian public companies since January 1990, and has been Chief Executive Officer and a director of Odyssey Petroleum Corp., a public oil and gas company listed on the TSXV since 2005. He meets on a regular basis with personnel involved with in-house accounting, as well as the Audit Committee and outside Auditors.

Whitney Pansano – Mr. Pansano has been President and owner of PanSouthern Petroleum, a private consulting company located in Mississippi involved in oil and gas operations since 2001, and has been President and director of Odyssey Petroleum Corp., a public oil and gas company listed on the TSXV since 2005.

Jurgen Wolf – Mr. Wolf has been self-employed for over 49 years, and has been a director and/or officer of several public companies for the past 20 years.  He participates in regulatory courses, including in 2007 the TSXV’s workshop entitled “Managing Public Companies”.

The Audit Committee’s Charter

Altima has adopted a Charter of the Audit Committee of the Board, which is disclosed in the management information circular dated as of April 15, 2009 and filed on SEDAR on April 23, 2009 which is incorporated by reference herein.

Audit Committee Oversight

Since the commencement of Altima’s most recently completed financial year, Altima’s Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Altima’s most recently completed financial year has Altima relied on the exemptions contained in Sections 2.4 or 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Altima is relying on the exemption provided by section 6.1 of NI 52-110 which provides that Altima, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described under the heading “External Auditors” in the Audit Committee Charter as disclosed in the management information circular dated as of April 15, 2009 and filed on SEDAR on April 23, 2009.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by Altima’s external auditor for services provided in auditing Altima’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of Altima’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by Altima to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Nov.30, 2008	$49,000	Nil	$2,150	Nil
Nov.30, 2007	$44,500	Nil	$2,150	Nil

CORPORATE GOVERNANCE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”).  The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  Altima’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set forth in the management information circular dated as of April 15, 2009 and filed on SEDAR on April 23, 2009.

RISK FACTORS

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of Altima consider the risks set out below to be the most significant to potential investors in Altima, but are not all of the risks associated with an investment in securities of Altima.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the business, actually occur, the assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of Altima’s securities could decline and investors may lose all or part of their investment.

Substantial Capital Requirements; Liquidity

Altima may have to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If revenues or reserves decline, Altima may have limited ability to expend the capital necessary to undertake or complete future drilling programs. Altima does not currently generate sufficient cash flow from its operating activities to fund its ongoing activities and there is no assurance that it will ever do so. Altima will require financing from time to time in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Altima to forfeit its interest in certain properties, reduce the ability to replace its reserves or locate additional reserves, to maintain any production, miss certain acquisition opportunities and reduce or terminate its operations. There can be no assurance that additional debt or equity financing will be available to meet Altima’s requirements or available on favourable terms. The inability of Altima to access sufficient capital for its operations could have a material adverse effect on Altima’s business financial condition, results of operations or prospects.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by Altima will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long term commercial success of Altima depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Altima will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Altima may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees. In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Oil and natural gas exploration and development operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Oil and natural gas production operations are also subject other risks typically, including premature decline of reservoirs and the invasion of water into producing formations. Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Altima and may delay exploration and development activities. To the extent Altima will not be the operator of its oil and gas properties, Altima will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. The oil and gas industry is highly competitive.

Volatility of Oil and Gas Prices and Markets

Altima’s financial performance and condition are substantially dependent on the prevailing prices of oil and natural gas which are unstable and subject to fluctuation. Fluctuations in oil or natural gas prices could have a material adverse effect on Altima’s ability to raise funds to conduct its operations and raise funds, its operations, overall financial condition, its proved reserves the value and amount of its reserves. Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Altima. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Altima’s oil and gas reserves. Altima might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Altima’s future net production revenue, causing a reduction in its oil and gas acquisition and development activities.

In addition to establishing markets for its oil and natural gas, Altima must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Altima will be affected by numerous factors beyond its control. Altima will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Altima. The ability of Altima to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Altima will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Altima has limited direct experience in the marketing of oil and natural gas.

From time to time Altima may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Altima will not benefit from such increases.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors beyond the control of Altima. The reserve and cash flow information set forth herein represent estimates only. These estimates include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Altima. Actual production and cash flows derived therefrom will vary from these estimates, and such variations could be material. These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such estimates will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the estimates.

Reserve Replacement

Altima’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Altima’s access in exploring its current reserves and acquiring or discovering new reserves. Without the continual addition of new reserves, Altima’s reserves and the production will decline over time as existing reserves are exploited. A future increase in reserves will depend not only on Altima’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Altima’s future exploration and development efforts will result in the discovery and development of additional reserves to replace production at acceptable costs.

Changes to Royalty Regimes

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. On October 25, 2007, the Government of Alberta released a report entitled “The New Royalty Framework” (the “NRF”) containing the Government’s proposals for Alberta’s new royalty regime, which was followed by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008, which was given Royal Assent on December 2, 2008. The NRF and the applicable new legislation became effective on January 1, 2009. Prior to the NRF, the amount of royalties that were payable was influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil was “new oil” and “old oil” depending on when the oil pools were discovered. If the pool was discovered prior to March 31, 1974 it was considered “old oil”, if it was discovered after March 31, 1974 and before September 1, 1992, it was considered “new oil”. The Alberta Government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown had a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown had a base rate of 10% and a rate cap of 35%. The NRF eliminates this classification and establishes new royalty rates for conventional oil, natural gas and oil sands. The new royalty rates for conventional oil are set by a single sliding rate formula which is applied monthly and increases the old royalty from 30% to 35% applied to the old and new tiers, to up to 50% and with rate caps once the price of conventional oil reaches $120 per barrel. The sliding rate formula includes in its calculation the price of oil and well production.

With respect to natural gas, and similar to the conventional oil framework, the royalties outlined in the NRF are set by a single sliding rate formula ranging from 5% to 50% with a rate cap once the price of natural gas reaches $16.59/GJ. Prior to the NRF, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, was between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. In response to the drop in commodity prices experienced during the second half of 2008, the Government of Alberta announced on November 19, 2008, the introduction of a five year program of transitional royalty rates with the intent of promoting new drilling. Under this new program companies drilling new natural gas or conventional oil deep wells (between 1,000 and 3,500 metres) will be given a one-time option, on a well by well basis, to adopt either the new transitional royalty rates or those outlined in the NRF. In order to qualify for this program wells must be drilled during the period starting on November 19, 2008 and ending on December 31, 2013. Following this period all new wells drilled will automatically be subject to the NRF.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August, 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program was to be eliminated, effective January 1, 2007. The programs affected by this announcement were: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction.

The program introduced was the Innovative Energy Technologies Program (the “IETP”) which has a stated objective of promoting the producers’ investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy decides which projects qualify and the level of support that will be provided. The deadline for the IETP’s final round of applications was September 20, 2008. The successful applicants have been announced. The technical information gathered from this program is to be made public once a two-year confidentiality period expires.

The NRF includes a policy of “shallow rights reversion”. The Government started to implement this policy on January 1, 2009, and its intent is to maximize the development of currently undeveloped resources that is consistent with the Government’s objective of maximizing recovery of known gas resources, while increasing royalty revenues. The policy’s stated objective is for the mineral rights to shallow gas geological formations that are not being developed to revert back to the Government and be made available for resale, and in the event of non-productive shallow wells, to sever the rights from shallow zones and encourage increased production from up-hole zones. The shallow rights reversion policy affects all petroleum and natural gas agreements; however, the timing of the reversion will differ depending on whether the leases and licenses were acquired prior to January 1, 2009 or subsequent to January 1, 2009. Leases granted after January 1, 2009 will be subject to shallow rights reversion at the expiry of the primary term, and in the event of a license the policy will apply at the expiry of the intermediate term. Holders of leases or licenses that have been continued indefinitely prior to January 1, 2009 will receive a notice regarding the reversion of the shallow rights, which will be implemented three years from the date of the notice. The lessee or license holder can make a request to extend this period. The order in which these agreements will receive the reversion notice will depend on the vintage of their term, with the older leases and licenses receiving a reversion notice first. Leases or licenses that were granted prior January 1, 2009 but have not yet been continued will have a grace period until they are continued under Section 15 of the P&G Tenure Regulation and be subject to deeper rights reversion prior to receiving a shallow rights reversion notice.

On March 3, 2009, the Government announced a three-point incentive program to stimulate new and continued economic activity in Alberta which included a drilling royalty credit for new conventional oil and natural gas wells and a new well royalty incentive program. Under the drilling royalty credit program, a $200 per meter royalty credit will be available on new conventional oil and natural gas wells drilled between April 1, 2009 and March 31, 2010, subject to certain maximum amounts. The maximum credits available will be determined by the company’s production level in 2008 and its drilling activity between April 1, 2009 and March 31, 2010. The new well incentive program will apply to wells beginning production of conventional oil and natural gas between April 1, 2009 and March 31, 2010 and provides for a maximum 5% royalty rate for the first 12 months of production, up to a maximum of 50,000 bbl or 500 MMcf of natural gas.

On June 25, 2009, the Government extended for an additional year the Energy Incentive programs which had been set to expire in March 2010.  These programs had been originally announced in March 2008.

The three-point incentive program also includes an investment of $30 million by the Government of Alberta in abandonment and reclamation projects for orphan wells. The stated objective of this investment is to encourage the cleanup of inactive oil and gas wells and to stimulate new activity within the services sector.

Permits and Licenses

The operations of Altima may require licenses and permits from various governmental authorities. There can be no assurance that Altima will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Foreign Currency Exposure

From time to time Altima may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar or the risk of increased repayments on United States dollar denominated debt if the Canadian dollar declines in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Altima which could result in a reduction of the revenue received by the company.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and elsewhere have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is likely that the market price for the shares of Altima will be subject to market trends generally, notwithstanding the financial and operational performance of the respective companies.

Dilution

Altima’s shares, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into shares, may be created, issued, sold and delivered on such terms and conditions and at such times as the Altima Board may determine. In addition, Altima may issue additional shares from time to time pursuant to the Altima stock option plan. The issuance of such shares could result in dilution to holders of such shares.

Net Asset Value

Altima’s net asset value will vary dependent upon a number of factors beyond the control of Altima management, including oil and natural gas prices. The trading prices of the Altima  Shares is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of Altima.

Changes in Legislation

It is possible that the Canadian federal and provincial government or regulatory authorities could choose to change the Canadian federal income tax laws, royalty regimes, environmental laws or other laws applicable to oil and gas companies and that any such changes could materially adversely affect Altima and its shareholders and the market value of the Altima’s shares.

Kyoto Protocol

Canada is a signatory to the United Nations’ Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases.  As a result of this ratification and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers, including Altima.  This may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production.  Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain.

Altima’s exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Altima to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity with Altima’s operations and facilities. The direct or indirect costs of the above referenced legislation or regulatory initiatives may adversely affect the business of Altima.

Abandonment and Reclamation Costs

Altima will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding abandonment and reclamation in respect of its properties, which abandonment and reclamation costs may be substantial. A breach of such legislation or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to resources and various properties in western Canada. Altima is not aware of any such claims that have been made in respect of its properties; however, if a claim arose and was successful, it could have an adverse effect on Altima and its operations.

Dividends and Conflicts

To date, Altima has not paid any dividends on its outstanding shares of Altima. Certain of the directors and officers of Altima are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Altima, as the case may be, and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the Business Corporations Act (British Columbia).

Possible Failure to Realize Anticipated Benefits of Acquisitions

Altima may complete acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Altima’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.  The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Altima’s ability to achieve the anticipated benefits of these and future acquisitions.

Insurance

Altima’s involvement in the exploration for and development of oil and gas properties may result in Altima becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Altima’s Operator has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, Altima may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.

Competition

The oil and gas industry is highly competitive. Altima competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Altima. Altima’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Altima to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Altima’s financial condition, results of operations or prospects.

Reliance on Key Employees

The success of Altima will be largely dependent upon the performance of its management and key employees. Altima does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Altima.

LEGAL PROCEEDINGS

Altima is not a party to any legal proceedings or regulatory action and is not aware of any such proceedings known to be contemplated save the legal action between Unbridled and Altima previously disclosed (see the section entitled "Background to the Arrangement" in the main body of this Information Circular) which will be terminated upon completion of the Arrangement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No informed person (a director, officer or holder of 10% or more common shares) or any associate or affiliate of any informed person has or has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect Altima or any of its subsidiary, within the three most recently completed financial years or during the current financial year, except as disclosed elsewhere in this Information Circular.

AUDITORS

The auditors of Altima are Manning Elliott LLP, Chartered Accountants, of 11th Floor, 1050 West Pender St., Vancouver, British Columbia, Canada V6E 3S7.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of Altima is Computershare Investor Services Inc. of Suite 1900, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Altima since incorporation which are currently in effect and considered to be currently material:

1.

Credit facility agreement with Ionic Capital dated April 1, 2007, as amended by the First Amending Agreement on December 4, 2008, the Second Amending Agreement on July 31, 2009 and the Third Amending Agreement dated September 14, 2009; and

2.

Combination Agreement dated for reference November 19, 2009 between Unbridled and Altima.

A copy of any material contract with confidential portions redacted may be inspected for a period of 30 days from the date of this Information Circular, during normal business hours at Altima's offices at Suite 303, 595 Howe Street, Vancouver, British Columbia or under Altima's profile on SEDAR at www.sedar.com.

EXPERTS

Names of Experts

Fekete Associates Inc. is named as having prepared or certified a report, valuation, statement or opinion in this Information Circular.

Interest of Experts

To the knowledge of Altima, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or property of Altima or of any associate or affiliate of Altima or is or is expected to be elected, appointed or employed as a director, officer or employee of Altima or of any associate or affiliate of Altima.

#

CONSENT OF EXPERT

Fekete
Associates Inc.
Reservoir Engineering & Geology - Oil & Gas Property Evaluation - Well Test Interpretation - Software Development

CONSENT OF EXPERT

We are the author of an independent engineering evaluation in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* dated as of November 30, 2008 (the "Report"). We consent to being named in the Information Circular and to the reference and use in the Information Circular of the Report and any information derived or extracted therefrom.

We have read the Information Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are: (i) derived from the Report, or (ii) within our knowledge as a result of the services performed by us in connection with the Report.

December 29, 2009

FEKETE ASSOCIATES INC.

[signature]

Gary D. Metcalfe, P. Eng.
Vice-President, Evaluations

PERMIT TO PRACTICE
FEKETE ASSOCIATES INC.
Signature [signature]
Date Jan. 4, 2010
PERMIT NUMBER: P 4676
The Association of Professional Engineers, Geologists and Geophysicists of Alberta.

DKM\429501\Arrangement 2009\0114

2000, 540 - 5th Avenue S.W., Calgary, Alberta, Canada T2P 0M2
Tel: 403.213.4200 Toll Free: 1.800.625.2488 Fax: 403.213.4298 Website: fekete.com

#

Appendix A to Schedule D

NATIONAL INSTRUMENT 51-101 FORM F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

March 16, 2009

To:

The Board of Directors of Altima Resources Ltd.:

1.

We have evaluated the Company’s Reserves Data as at November 30, 2008. The

reserves data are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2008 estimated using forecast prices and costs.

2.

The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before income tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at November 30, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

			Net Present Value of Future Net Revenue (M$, CDN) (before income taxes, 10% discount rate)
Independent Qualified Evaluator	Evaluation/Report Date	Country	Evaluated	Total

Fekete Associates Inc.	Nov 30, 2008	Canada	$1,523.5	$1,523.5

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variation may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Fekete Associates Inc., Calgary, Alberta, Canada,

Dated March 16, 2009

“Gary D. Metcalfe”

________________________

Gary D. Metcalfe, P. Eng.

Vice-President, Evaluations

#

Appendix B to Schedule D

NATIONAL INSTRUMENT 51-101 FORM F3

REPORT OF MANAGEMENT AND DIRECTORS

ON RESERVES DATA AND OTHER INFORMATION

Management of Altima Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2008 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserve data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Company has:

a)

reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserve evaluator to report without reservation;

c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserve Committee has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors, on recommendation of the Reserves Committee, has approved:

a)

the content and filing with securities regulatory authorities of the Form 51-101 F1 containing reserves data and other oil and gas information;

b)

the filing of Form NI 51-101 F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

c)

the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variation may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Dated this 19th day of March, 2009.

“Richard Switzer”

“Tom Needham”

Richard Switzer

Tom Needham

President and Chief Executive Officer

Chief Financial Officer and Secretary

“James O’Byrne”

“Joe DeVries"

James O’Byrne

Joe Devries

Director

Director

Appendix C to Schedule D

Altima Resources Ltd.

AUDITED FINANCIAL STATEMENTS

FISCAL YEAR ENDED NOVEMBER 30, 2008

ALTIMA RESOURCES LTD.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
NOVEMBER 30, 2008 AND 2007

AUDITORS' REPORT

To the Shareholders of Altima Resources Ltd.

We have audited the balance sheets of Altima Resources Ltd. as at November 30, 2008 and 2007, and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

March 13, 2009

ALTIMA RESOURCES LTD.

Balance Sheets
As at November 30

	2008 - $ -	2007 - $ -
ASSETS Current assets
Cash	1,496,603	3,707
Amounts receivable	49,236	303,425
Prepaid expenses	10,000	41,983
	1,555,839	349,115
Petroleum and natural gas properties and equipment (Note 3)	12,087,011	10,829,903
	13,642,850	11,179,018
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans payable (Note 4)	3,081,000	3,450,000
Accounts payable and accrued liabilities (Notes 8 and 11)	1,784,435	2,500,320
	4,865,435	5,950,320
Asset retirement obligation (Note 5)	107,340	66,400
	4,972,775	6,016,720
SHAREHOLDERS’ EQUITY
Share capital (Note 6)	10,684,432	6,958,463
Share subscriptions (Note 6)	-	35,000
Contributed surplus (Note 7)	1,116,763	1,035,674
Deficit	(3,131,120)	(2,866,839)
	8,670,075	5,162,298
	13,642,850	11,179,018

Nature of operations (Note 1)

Contingency (Note 11)

Subsequent events (Note 13)

Approved by directors:

Director

Director

Signed “Jurgen Wolf”

Signed “Joe DeVries”

- The accompanying notes are an integral part of these financial statements -

ALTIMA RESOURCES LTD.

Statements of Operations, Comprehensive Loss and Deficit
Years Ended November 30

	2008 - $ -	2007 - $ -
EXPENSES
Amortization	5,328	2,284
Finance fees	13,474	605,306
Investor communications	32,166	5,683
Interest expense	370,770	148,000
Management and consulting	216,119	377,951
Office and miscellaneous	217,142	174,473
Professional fees	113,449	55,799
Stock-based compensation	5,000	87,606
Transfer agent and filing fees	19,163	24,068
Travel	57,293	62,690
Foreign exchange gain	(116,163)	-
Interest income	(9,931)	(21,953)
	923,810	1,521,907
LOSS BEFORE INCOME TAXES	(923,810)	(1,521,907)
FUTURE INCOME TAX RECOVERY (Note 10)	659,529	34,100
NET LOSS AND COMPREHENSIVE LOSS	(264,281)	(1,487,807)
Deficit, beginning of year	(2,866,839)	(1,379,032)
Deficit, end of year	(3,131,120)	(2,866,839)
Basic and diluted loss per share	(0.005)	(0.05)
Weighted average number of shares outstanding	48,183,662	31,212,884

ALTIMA RESOURCES LTD.

Statements of Cash Flows

Years Ended November 30

	2008 - $ -	2007 - $ -
OPERATING ACTIVITIES
Net loss for period	(264,281)	(1,487,807)
Items not affecting cash:
Amortization	5,328	2,284
Finance fees	-	456,280
Future income tax recovery	(659,529)	(34,100)
Interest expense	40,548	-
Stock-based compensation	5,000	87,606
Net change in non-cash working capital accounts	(429,712)	(1,333,364)
Cash used in operating activities	(1,302,646)	(2,309,101)
INVESTING ACTIVITIES
Oil and gas properties and equipment (net)	(1,221,497)	(4,365,275)
Cash used in investing activities	(1,221,497)	(4,365,275)
FINANCING ACTIVITIES
Loans payable	31,000	3,450,000
Issuance of shares, net of share issue costs	3,986,039	2,278,805
Share subscriptions received	-	35,000
Cash provided by financing activities	4,017,039	5,763,805
Increase (decrease) in cash	1,492,896	(910,571)
Cash, beginning of year	3,707	914,278
Cash, end of year	1,496,603	3,707
Supplemental cash flow information:
Cash paid for:
- Interest	370,770	110,301
- Income taxes	-	-

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

1.

NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on November 14, 2003 as a Capital Pool Company (“CPC”) established under the policies of the TSX Venture Exchange (“TSX-V”).

As a CPC, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation in a Qualifying Transaction (“QT”).

On April 13, 2004, the Company’s shares were listed for trading on the TSX-V.

Pursuant to a Farm-out and Participation Agreement dated March 8, 2006 the Company acquired certain interests in the Chambers Area Gas Prospect, Alberta (Note 3). This acquisition constituted the Company’s QT under Policy 2.4 of the TSX-V.

On May 9, 2006 the TSX-V accepted for filing the Company’s QT and related transactions. Accordingly, the Company is no longer considered to be a CPC, was reinstated as a Tier 2 Issuer, and the common shares of the Company commenced trading on the TSX-V.

At November 30, 2008, the Company had a working capital deficiency of $3,309,596 (2007 – $5,601,205) and incurred a loss of $264,281 (2007 - $1,487,807) for the year then ended. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the financial statements.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars. To date, the Company’s activities have consisted primarily of property evaluation, acquisition and preliminary development and assessment, in addition to its ongoing financing activities and general and administrative activities. In addition, the Company has not generated significant revenues from its planned principal operations, being the production of petroleum and natural gas, and its properties are still in the development and evaluation stage. Accordingly, the Company continues to be in the development stage in accordance with the provisions of CICA Accounting Guideline 11, “Enterprises in the Development Stage”.

Petroleum and natural gas properties – The Company follows CICA Accounting Guideline 16, “Oil and Gas Accounting-Full Cost” in applying full cost accounting for its petroleum and natural gas properties, whereby in the preproduction stage all costs (less revenues) associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized and accumulated into geographical cost centres. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the costs of drilling both productive and non-productive wells, carrying charges of non-producing properties and overhead costs directly related to exploration and development activities. Revenues are recognized from petroleum and natural gas properties based on the metered volume of gas and liquid shipped.

Costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. The Company periodically reviews costs associated with unproved properties to determine whether they are likely to be recovered. When such costs are not likely to be recovered, or when proved reserves are found to be attributable to the properties, the values of these properties are moved to the depletion pool.

When the Company evaluates its’ unproven properties it takes the following conditions into consideration:

·

there are no future plans for further drilling for the property;

·

negative results were obtained from studies;

·

negative results were obtained from studies conducted on properties in the same geographical area; and

·

the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations – The Company’s asset retirement obligations (“ARO”) arise in the normal course of petroleum and natural gas exploration activities due to government controls and regulations relating to the closure and reclamation of petroleum and natural gas properties. The fair value of estimated ARO is recognized in the financial statements in the period in which they are identified and a reasonable estimate of fair value can be made. The ARO includes the costs of abandonment of petroleum and natural gas wells, dismantling and removing tangible equipment, and returning land to its original condition. The asset retirement cost, equal to the estimated fair value of the ARO, is capitalized as part of the cost of the petroleum and natural gas properties.

Cash and cash equivalents - The Company considers all highly liquid instruments or redeemable Guaranteed Investment Certificates that can be cashed before maturity without penalty to be cash equivalents.

Earnings per share - The Company utilizes the treasury stock method in computing earnings per share amounts. Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period.

For the years ended November 30, 2008 and 2007, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. Significant areas requiring the use of estimates are petroleum and natural gas properties, asset retirement obligations, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Flow-Through Shares – The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

The Company follows the recommendations of EIC-146 with respect to flow-through shares. The application of EIC146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is a reasonable assurance the expenditures will be made.

Stock-based compensation and stock option plan - The Company recognizes compensation cost for the fair value of options granted under its stock option plan and for agents’ options and warrants issued in connection with financing activities. The Company uses the Black-Scholes option pricing model to estimate fair value. Any consideration received on the exercise of options and warrants is credited to share capital.

Financial instruments - recognition and measurement (CICA Handbook Section 3855) - In accordance with this standard the Company classifies all financial assets as either held-to-maturity, available-for-sale, held for trading or loans and receivables, and classifies all financial liabilities as held for trading or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments - recognition and measurement (continued)

The Company has classified its cash as held for trading, its amounts receivable as loans and receivables, and its accounts payable and loans payable as other financial liabilities. Transaction costs in respect of loans are immediately charged to operations.

Comprehensive income (CICA Handbook Section 1530) – Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. This standard includes guidance for reporting a statement of comprehensive loss and accumulated other comprehensive income in the shareholders’ equity section of the balance sheet. The components of this category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign exchange gains and losses on self-sustaining foreign operations and the effective portion of cash flow hedges, if any.

As of November 30, 2008, the Company’s accumulated comprehensive income balance is $Nil (2007 - $Nil) and for the year ended November 30, 2008 and 2007, the Company’s comprehensive income (loss) is equal to its net loss.

Hedges (CICA Handbook Section 3865) – The standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not yet designated any hedging relationships.

Changes in Accounting Policy

Effective December 1, 2007, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”).

(i)

Capital Disclosures - Section 1535

This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences.

(ii)

Financial Instruments Disclosures and Presentation – Sections 3862 & 3863

These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

New Accounting Pronouncements

Effective December 1, 2008, the Company is required to adopt the following accounting standards updates issued by the CICA:

(i)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, Revenue and Expenditures in the Pre-Operating Period”’ will be withdrawn. The Company is currently assessing the impact of these new accounting standards on the financial statements.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

(ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iii)

Financial statement concepts, Section 1000

This Section has been amended to clarify the criteria for recognition of an asset. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

(iv)

General Standards of Financial Statement Presentation, Section 1400

The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have an impact on its financial statements.

3. PETROLEUM AND NATURAL GAS PROPERTIES

The Company’s petroleum and natural gas properties and equipment are as follows:

	2008 - $ -	2007 - $ -

Balance - beginning	10,824,573	4,250,104
Acquisition of Chambers Area assets	1,050,000	3,000,000
Capitalized exploration and development expenditures	826,052	3,590,616
Pre-production revenue net of operating costs	(613,614)	(82,547)
Estimated asset retirement costs	-	66,400
	12,087,011	10,824,573
Equipment	7,614	7,614
Less: Accumulated amortization	(7,614)	(2,284)
	-	5,330
Balance, ending	12,087,011	10,829,903

Chambers Area Gas Prospect, Alberta: During the year ended November 30, 2007 the Company concluded the purchase of Golden Eagle Energy Inc.’s (“GEEI”) assets in the Chambers area, Alberta for cash consideration of $3,000,000 subject to a 50% Net Overriding Royalty (“NORR”) on 33.334% of the 100% interest purchased by the Company after deduction of Crown royalties and any other overriding royalties or like payments. In addition, the Company has the right and option up to and including December 31, 2008 to purchase and terminate the said NORR from GEEI for $1,500,000.

On October 1, 2008 the Company entered into a purchase agreement whereby it terminated the above NORR for cash consideration totalling $1,050,000

At November 30, 2008 the Company’s overall interest in the Chambers area was approximately 58% in 18 sections and 1.4% in 3 sections. The Company’s land base totalled 21 gross sections (13,440 acres).

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

4.

LOANS PAYABLE

(i)

In December 2006, the Company received $400,000 as a loan from a company related to a director pursuant to a letter agreement whereby the Company proposed to acquire the outstanding shares of the company in exchange for shares and warrants of the Company. The loan was repayable on or before December 31, 2007 and bears interest at commercial rates. In 2008 the loan was settled pursuant to a shares-for-debt issuance of 2,250,000 shares (Note 6).

(ii)

In August 2007, the Company negotiated a bridge loan of $3,050,000 used to acquire the Golden Eagle Energy Inc. assets described in Note 3. The loan which bears interest at 12% per annum, compounded and payable monthly, was repayable on or before July 30, 2008. In connection with the loan, the Company issued 2,074,000 common shares at a price of $0.22 per share for a total of $456,280 as a non-refundable bonus to the lender. Security for the loan includes a promissory note, a fixed and floating first charge debenture over the Company’s present and after-acquired real property, a first priority general security agreement over all its present and after- acquired personal property, and an environmental indemnity agreement in respect of its properties. The loan is subject to a repayment requirement such that if the Company sells or disposes of any assets outside of the ordinary course of business, or closes one or more equity or debt financings, the Company will pay the lender all proceeds from such sale, disposition or financing, net of selling or financing costs, up to the full amount of the outstanding balance of the loan. On December 4, 2008, the maturity date was extended to July 31, 2009. (Note 13)

5.

ASSET RETIREMENT OBLIGATION

In 2007 and 2008, the Company recorded asset retirement obligations in connection with estimated abandonment costs on the Chambers Area Gas Prospect. The total costs are estimated at the fair value of $107,340 which was estimated based on prices for similar liabilities. The Company evaluates these estimates on an ongoing basis and records related revisions accordingly. As at November 30, 2008, it is not determinable when these costs will be incurred.

The following table summarizes the asset retirement obligations in connection with the Company’s Chambers Area Gas Prospect activities:

	2008 - $ -	2007 - $ -
Balance, beginning	66,400	-
Estimated costs recorded during the year	40,940	66,400
Accretion and other adjustments	-	-
Balance, ending	107,340	66,400

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

6. SHARE CAPITAL
	# shares	- $ -
Balance, November 30, 2006	25,441,552	4,335,296
Shares issued for private placements	2,563,333	651,000
Flow-through shares issued for private placements	7,669,400	1,934,020
Shares issued for loan financing	2,074,000	456,280
Share issue costs	-	(384,033)
Future income tax benefits on expenditures renounced to shareholders	-	(34,100)
Balance, November 30, 2007	37,748,285	6,958,463
Cash
Flow through private placements at $0.20 per share	1,925,000	385,000
Flow through private placements at $0.18 per share	10,582,889	1,904,920
Non-flow-through private placements at $0.16 per share	13,006,384	2,081,021
Shares issued for a loan settlement	2,250,000	440,548
Agents warrants	-	(76,089)
Future income tax benefits on expenditures renounced to shareholders	-	(659,529)
Share issue costs	-	(349,902)
Balance, November 30, 2008	65,512,558	10,684,432

Year ended November 30, 2008:

In December 2007, pursuant to a private placement, the Company issued 1,925,000 flow-through shares at a price of $0.20 per share. In connection with this private placement, the Company granted as a finder’s fee, a finder’s warrant entitling the holder to purchase 175,000 common shares of the Company at a price of $0.25 per share on or before January 2, 2009.

In January 2008, the Company settled a $400,000 loan (Note 4) plus accrued interest of $40,548 by the issuance of 2,250,000 common shares.

Between July and October 2008, the Company recorded the following share capital transactions:

(i)

Pursuant to a private placement, the Company issued 10,582,889 flow-through shares at a price of $0.18 per share for gross proceeds of $1,904,920. Each flow-through unit consists of one flow-through common share and one share purchase warrant entitling the holder to purchase one-half additional common share, at a price of $0.275 per share for the first year and $0.40 per share for the second year exercisable for periods ending between July 30, 2010 and September 29, 2010.

(ii)

Pursuant to a private placement, the Company issued 13,006,384 non-flow-through shares at a price of $0.16 per share for gross proceeds of $2,081,021. Each non-flow-through unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share, at a price of $0.275 per share for the first year and $0.40 per share for the second year exercisable for periods ending between July 30, 2010 and September 29, 2010.

Pursuant to the above private placements, as finders’ fees, the Company paid $200,613 and issued 1,346,787 agents’ warrants entitling the holder to purchase one additional common share, at a price of $0.275 per share for the first year and $0.40 per share for the second year exercisable for periods ending between July 30, 2010 and September 29, 2010.

As described in Note 2, the Company recognizes the fair value of agents’ warrants issued in connection with financing activities as stock-based compensation. The fair value of agents’ warrants issued in 2008 estimated using the Black-Scholes model was $76,089 and was recorded as a share issue cost. Determining the fair value of stock options and warrants issued requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair value. For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used: Risk free interest rate – 3.09%. Expected dividend yield – nil, expected stock price volatility – 81%, expected life of options and warrants – 1.89 years.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

6.

SHARE CAPITAL (continued)

In accordance with EIC-146 relating to accounting for flow-through shares, the Company has recorded a reduction in flow-through share proceeds of $659,529 and recognized an equivalent future tax liability approximating the future tax effect resulting from renouncing exploration expenditures using currently enacted tax rates.

Year ended November 30, 2007:

In December 2006, the Company closed a private placement for the issuance of 333,400 flow-through shares at a price of $0.30 per share for proceeds of $100,020.

In January 2007, the Company closed a private placement for the issuance of 203,333 units at a price of $0.30 per unit for proceeds of $61,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share, exercisable for a period of one year from the date of issuance at a price of $0.50 per share.

In April 2007, the Company issued 1,760,000 flow-through shares pursuant to a private placement at a price of $0.25 per share for gross proceeds of $440,000. The Company also issued 1,690,000 units at a price of $0.25 per unit for gross proceeds of $422,500. Each unit consists of one common share and one half share purchase warrant, each full warrant entitling the holder to purchase one additional common share, exercisable for a period of one year from the date of issuance at a price of $0.35 per share. As a finder’s fee, the Company granted an option to acquire 345,000 units at a price of $0.25 per unit up to April 26, 2008. Each unit consists of a share and a half-warrant with each whole warrant being exercisable at $0.35 to April 26, 2008.

In May 2007, the Company issued 1,776,000 flow-through shares pursuant to a private placement at a price of $0.25 per share for gross proceeds of $444,000. The Company also issued 670,000 units at a price of $0.25 per unit for gross proceeds of $167,500. Each unit consists of one common share and one half share purchase warrant, each full warrant entitling the holder to purchase one additional common share, exercisable for a period of one year from the date of issuance at a price of $0.35 per share. As a finder’s fee, the Company granted an option to acquire 244,600 units at a price of $0.25 per unit up to May 31, 2008. Each unit consists of a share and a half-warrant with each whole warrant being exercisable at $0.35 up to May 31, 2008.

In connection with a bridge loan for $3,050,000, the Company issued 2,074,000 common shares at their 10-day average trading price of $0.22 per share as a non-refundable bonus to the lender (Note 4).

In July 2007, the Company issued 3,000,000 flow-through shares pursuant to a private placement at a price of $0.25 per share for gross proceeds of $750,000. As a finder’s fee, the Company granted an option to acquire 300,000 shares at a price of $0.25 up to July 5, 2008.

In September 2007, the Company issued 800,000 flow-through shares pursuant to a private placement at a price of $0.25 per share for gross proceeds of $200,000. A finder’s fee of 8% in cash (paid) together with 80,000 agent’s warrants were granted with each warrant entitling the holder to acquire one common share at $0.25 per share for a period of twelve months.

In accordance with EIC-146 relating to accounting for flow-through shares, the Company has recorded a reduction in flow-through share proceeds of $34,100 and recognized an equivalent future tax liability approximating the future tax effect resulting from renouncing exploration expenditures using currently enacted tax rates.

As described in Note 2, the Company recognizes the fair value of agents’ options and warrants issued in connection with financing activities as stock-based compensation. The fair value of agents’ options and warrants issued in 2007 under the Black-Scholes model was $77,818 and was recorded as a share issue cost. Determining the fair value of stock options and warrants issued requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair value. For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used: Risk free interest rate – 4.15%. Expected dividend yield – nil, expected stock price volatility – 101%, expected life of options and warrants – 1 year.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

6.

SHARE CAPITAL (continued)

In connection with a negotiated private placement for the issuance of up to 1,925,000 flow-through shares at a price of $0.20 per flow-through share, the Company received subscriptions of $35,000.

Escrow Shares

As at November 30, 2008 there were 410,324 (2007 – 1,230,970) escrow shares outstanding.

Warrants

The Company has share purchase warrants outstanding as follows:

	Number of warrants	Weighted average exercise price - $ -	Weighted average remaining life
Balance, November 30, 2006	8,733,936	0.80	0.53 years
Issued	1,463,333	0.37
Expired	(5,233,936)	(0.31)
Exercised	-	-
Balance, November 30, 2007	4,963,333	0.46	0.44 years
Issued	19,819,615	0.27
Expired	(4,963,333)	0.46
Exercised	-	-
Balance, November 30, 2008	19,819,615	0.27	1.70 years

The following share purchase warrants convertible to an equivalent number of common shares were outstanding at November 30, 2008:

Number of Warrants	Exercise Price	Expiry Date
	$
175,000	0.25	January 2, 2009
12,917,003	0.28	July 30, 2010
6,727,612	0.28	September 29, 2010

Stock Options

On January 12, 2004 the Company established a stock-option plan for directors, officers, consultants and administrative personnel. Under the plan, the number of options granted is limited to 10% of the Company’s issued shares at the time the options are granted. Options expire two years (2006 – five years) after the date of the grant. The number of options granted to any individual director or officer is limited to 5% of the issued shares of the Company and the options granted to all consultants and administrative personnel is limited to 2% of the issued shares. Options granted in respect of investor relations activities vest over one year at a rate of 25% every three months.

Year ended November 30, 2008: The Company granted 400,000 stock options exercisable on or before May 31, 2010 at a price of $0.20 per share. As described in Note 2, the Company recognizes the fair value of options granted as stock-based compensation. Determining the fair value of the options granted requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the Black-Scholes calculation, the following weighted average assumptions were used: Risk free interest rate – 2.90% expected dividend yield – nil, expected stock price volatility – 69%, expected life of options – 2 years. The weighted average fair value of options granted during the year was $0.07.

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

6.

SHARE CAPITAL (continued)

Year ended November 30, 2007: The Company granted 995,000 stock options exercisable on or before March 20, 2009 at a price of $0.30 per share. In addition, the exercise price of 1,600,000 stock options granted in the prior year at $1.00 was reduced to $0.30. As described in Note 2, the Company recognizes the fair value of options granted as stock-based compensation. Determining the fair value of the options granted requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the Black-Scholes calculation, the following weighted average assumptions were used: Risk free interest rate – 3.97% expected dividend yield – nil, expected stock price volatility – 77%, expected life of options – 2 years. The weighted average fair value of options granted during the year was $0.06.

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options Outstanding			Options exercisable
	Options outstanding	Weighted average exercise price - $ -	Weighted average remaining life	Options outstanding	Weighted average exercise price - $ -
Balance, November 30, 2006 Exercised Granted	1,600,000 - 995,000	0.30 - 0.30	4.51 years	1,600,000 - 995,000	0.30 - 0.30
Balance, November 30, 2007 Exercised Granted	2,595,000 - 400,000	0.30 - 0.20	2.67 years	2,595,000 - 200,000	0.30 - 0.20
Balance, November 30, 2008	2,995,000	0.29	1.64 years	2,795,000	0.29

7.

CONTRIBUTED SURPLUS

The Company recorded the following transactions in its contributed surplus:

- $ -
Balance, November 30, 2006	870,250
Fair value of agents’ options and warrants	77,818
Stock based compensation	87,606
Balance, November 30, 2007	1,035,674
Fair value of agents’ warrants	76,089
Stock-based compensation	5,000
Balance, November 30, 2008	1,116,763

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

8.

RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Company recorded the following transactions with related parties:

	2008 - $ -	2007 - $ -
Management fees paid or accrued to directors or companies controlled by directors	199,119	221,500
Fees paid or accrued to directors or companies controlled by directors for development costs of its oil and gas properties	195,357	-
Consulting fees paid or accrued to directors or companies controlled by directors	17,000	140,000
Stock based compensation for options issued to directors	-	82,750
Share issue costs paid to a company controlled by a director	74,000	-
Administrative services, finance fees, share issuance and negotiation fees, and occupancy charges paid to a company controlled by a director and an officer of the Company	200,469	210,047

In 2007, the Company entered into transactions with a director and two companies controlled by a director to provide management and administrative services to fulfill corporate, secretarial, administrative, occupancy and all such other day-to-day duties and responsibilities as may be imposed on the Company. As compensation, the Company agreed to pay fees of $4,500 per month to a director, fees of $4,500 per month to a company controlled by a director and to pay an administrative handling fee of 10% to a company controlled by a director on all transactions relating to the responsibilities undertaken. All agreements are on a month-to-month basis and may be terminated by all parties by giving one month’s notice in writing.

These transactions were recorded at their exchange amounts which are the amounts agreed upon by the transacting parties on terms and conditions similar to non-related entities.

Included in accounts payable there were balances due to related parties as follows:

	2008 - $ -	2007 - $ -
Accrued management and consulting fees	70,225	121,506

9.

NON-CASH TRANSACTIONS

Non-cash activities for the years ended November 30, 2008 and 2007 were as follows:

	2008 - $ -	2007 - $ -
Asset retirement obligation (Note 5) Finder’s fees (Note 6)	40,940 76,089	66,400 77,818

10.

INCOME TAXES

To November 30, 2006 the Company had not recorded in these financial statements the future income tax benefits of non-capital losses and other future tax assets which may be applied to reduce income taxes in future years as the criteria for recognition has not been met. During 2007 and 2008, the Company recognized future income tax recoveries from the utilization of available tax assets of the current and prior periods to reduce the future tax liability associated with qualifying Canadian exploration expenses renounced to investors through the issuance of flow- through shares. (See Note 6).

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

10.

INCOME TAXES (continued)

The actual income tax recoveries differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income

	2008 - $ -	2007 - $ -
Loss before income taxes	(923,810)	(1,521,907)
Corporate tax rate	29.72%	34.12%
Expected tax recovery	(274,574)	(519,275)
(Increase) decrease resulting from:
Permanent differences	(97,909)	5,791
Rate change from prior year to current year	187,046	-
Difference between current and future rate	(76,510)	-
Other	(22,767)	-
Petroleum and natural gas properties	194,545	-
Valuation allowance	(569,360)	479,384
Future income tax recovery	(659,529)	(34,100)

The Company’s tax-effected future income tax assets and liabilities are estimated as follows:

	2008 - $ -	2007 - $ -
Future income tax assets Non-capital losses Share issue costs and other	493,188 219,041	596,982 93,188
Total future income tax assets	712,229	690,170
Future income tax liabilities:
Petroleum and natural gas properties and equipment	(604,572)	(13,154)
	107,657	677,016
Valuation allowance	(107,657)	(677,016)

At November 30, 2008, the Company has losses of approximately $1,972,900 for income tax purposes which are available to reduce future taxable income. If not utilized, the losses expire through 2028 as follows:

- $ -
2010	4,100
2014	52,200
2015	38,700
2026	406,700
2027	926,000
2028	545,200
1,972,900

ALTIMA RESOURCES LTD.

Notes to Financial Statements
Years Ended November 30, 2008 and 2007

11.

CONTINGENCY

Included in accounts payable is an accrual for expenditures incurred by the operator of the Company’s petroleum and natural gas properties, the amount of which is disputed by the Company. In accordance with industry practice, the Company abides by the CAPL – 1990 Operating Procedures which assigns certain rights to the operator including the provision for a lien against the properties to secure payment of the costs and expenses incurred by the operator during the term of the agreement. The operator is claiming such a lien in respect of costs and expenses incurred. This claim is disputed by the Company and is in litigation.

The Company contends that the Operator has failed to abide by certain agreements and has failed to provide Joint Interest Billing statements in conformity to CAPL requirements. The Company maintains its rights under the entirety of the CAPL agreement. Management is not able to assess at this time the outcome of the legal proceedings in process or further quantify what, if any, additional financial impact may result from final resolution of the dispute. The resulting adjustment, if any, will be recorded in the period in which the dispute is resolved.

12.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation. Such re-classification is for presentation purposes only and has no effect on previously reported results.

13.

SUBSEQUENT EVENTS

(i)

On December 4, 2008 the Company agreed to the assignment of its loan agreement (Note 4(ii)) to a new lender. The assignment and loan amendment agreements of that date provide for a total loan facility of $4,090,000, comprising a non-revolving line of credit facility of $1,040,000 and a loan facility of $3,050,000.

In order to extend the maturity date to July 31, 2009 and to add the non-revolving line of credit the Company paid a restructuring fee of $40,000 and issued 3,834,375 common shares at a price of $0.16 per share.

The non-revolving line of credit facility is payable on demand. The loan facility is subject to a repayment of $1,000,000 as a principal reduction on December 4, 2008 (payment of which was made by the Company on that date) and further repayments of $500,000 on each of February 28, 2009 and May 31, 2009.

(ii)

On December 17, 2008, the Company purchased further Alberta Crown Petroleum and Natural Gas Rights in the Chambers Project Area in west central Alberta. The Company purchased a 100% interest in three sections for $131,498, increasing its holdings by an additional 1,920 acres.

14.

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its petroleum and nature gas properties. The Company considers as its capital its shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of certain of its assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors’.

There are no external restrictions on management of capital.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company currently has sufficient capital resources to meet its planned operations and administrative overhead expenses through its current operating period. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

Appendix D to Schedule D

Altima Resources Ltd.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

NINE MONTHS ENDED AUGUST 31, 2009

ALTIMA RESOURCES LTD.

Q 3

INTERIM FINANCIAL STATEMENTS

Nine Months Ended August 31, 2009

(Unaudited – Prepared by Management)

ALTIMA RESOURCES LTD. Balance Sheets (Unaudited – Prepared by Management)

	August 31, 2009 -$- Unaudited	November 30, 2008 - $ - Audited
ASSETS

Current assets
Cash	9,214	1,496,603
Amounts receivable	99,537	49,236
Prepaid expenses	-	10,000
	108,751	1,555,839

Petroleum and natural gas properties and equipment (Note 3)	12,671,102	12,087,011

	12,779,853	13,642,850

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Loan (Note 4)	2,090,000	3,081,000
Accounts payable	2,465,932	1,784,435
	4,555,932	4,865,435

Asset retirement obligation (Note 5)	107,340	107,340
	4,663,272	4,972,775

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	10,884,748	10,684,432

Contributed surplus	1,122,763	1,116,763

Deficit	(3,890,930)	(3,131,120)
	8,116,581	8,670,075

	12,779,853	13,642,850

On Behalf of the Board:

  “Richard Switzer           Director

“Joe DeVries”           Director

-See Accompanying Notes -

ALTIMA RESOURCES LTD. Interim Statements of Loss and Deficit (Unaudited – Prepared by Management)

	Nine months ended August 31		Three months ended August 31
	2009 - $ -	2008 - $ -	2009 - $ -	2008 - $ -

EXPENSES
Amortization	-	3,997	-	1,332
Finance fees	634,635	23,474	24,454	23,474
Investor communications	30,443	19,221	1,977	14,282
Interest expense	189,778	278,603	64,966	78,779
Management and consulting	136,625	310,550	44,250	88,550
Office and miscellaneous	110,733	81,322	27,319	25,866
Professional fees	169,375	82,574	25,333	62,574
Stock-based compensation	6,000	-	1,000	-
Transfer agent and filing fees	19,510	16,732	2,946	6,789
Travel	15,911	35,141	3,586	27,792
	1,313,010	851,614	195,831	329,438

LOSS BEFORE OTHER ITEM AND INCOME TAX
Interest income	-	(4,462)	-	(4,430)

LOSS BEFORE INCOME TAX	(1,313,010)	(847,152)	(195,831)	(325,008)

FUTURE INCOME TAX RECOVERY	553,200	503,400	-	-

NET LOSS AND COMPREHENSIVE LOSS	(759,810)	(343,752)	(195,831)	(325,008)

Deficit, beginning of period	(3,131,120)	(2,866,839)	(3,695,099)	(2,885,584)

Deficit, end of period	(3,890,930)	(3,210,591)	(3,890,930)	(3,210,592)

Basic and diluted loss per share	(0.01)	(0.01)	(0.00)	(0.01)

Weighted average number of shares outstanding	69,304,797	41,339,100	69,346,933	47,615,044

- See Accompanying Notes -

ALTIMA RESOURCES LTD. Interim Statements of Cash Flows (Unaudited – Prepared by Management)

	Nine months ended August 31		Three months ended August 31
	2009 - $ -	2008 - $ -	2009 - $ -	2008 - $ -

OPERATING ACTIVITIES
Net loss for period	(759,810)	(343,753)	(195,831)	(325,008)
Items not affecting cash:
Amortization	-	3,997	-	1,332
Future income tax recovery	(553,200)	(503,400)	-	-
Stock issued for loan financing	536,812	-	-	-
Stock-based compensation	6,000	-	1,000	-
	(770,198)	(843,156)	(194,831)	(323,676)
Changes in non-cash working capital accounts	641,197	(655,768)	193,204	(536,603)
Cash used for operating activities	(129,001)	(1,508,924)	(1,627)	(860,279)

INVESTING ACTIVITIES
Petroleum and natural gas properties and equipment (net)	(584,092)	295,340	(76,250)	(9,691)
Cash provided by (used for) investing activities	(584,092)	295,340	(76,250)	(9,691)

FINANCING ACTIVITIES
Loan repayments	(991,000)	-	-	-
Issuance of shares, net of share issue costs	6,563	3,421,188	-	3,104,816
Share subscriptions received	210,141	-	87,054	(24,000)
Cash provided by (used in) financing activities	(774,296)	3,421,188	87,054	3,080,816

Increase (decrease) in cash	(1,487,389)	2,207,604	9,177	2,210,846

Cash, beginning	1,496,603	3,707	37	465

Cash, ending	9,214	2,211,311	9,214	2,211,311

Supplemental cash flow information:
Cash paid for:
- Interest	189,778	278,603	64,966	78,779
- Income taxes	-	-	-	-

- See Accompanying Notes -

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

1.  NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and is primarily engaged in the acquisition, exploration and development of petroleum and natural gas properties in Canada. The Company is a public company listed on the TSX Venture Exchange.

During the period, the Company incurred a net loss of $759,810 and had a working capital deficiency of $4,447,181 at August 31, 2009.

These interim financial statements have been prepared on a going concern basis.  Its ability to continue its operations and to realize its assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.  These interim financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.  Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is risk additional financing will not be available on a timely basis, or on terms acceptable to the Company.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all disclosures normally provided in the annual financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the nine months ended August 31, 2009 are not necessarily indicative of the results that may be expected for the year ending November 30, 2009.  Unless otherwise noted, these interim financial statements follow the same accounting policies as, and should be read in conjunction with the audited financial statements of the Company for the year ended November 30, 2008.

To date, the Company’s activities have consisted primarily of property evaluation, acquisition and preliminary development and assessment, in addition to its ongoing financing activities and general and administrative activities. The Company has not generated significant revenues from its planned principal operations, being the production of petroleum and natural gas, and its properties are still in the development and evaluation stage. Accordingly, the Company continues to be in the development stage in accordance with the provisions of CICA Accounting Guideline 11, “Enterprises in the Development Stage”.

Petroleum and natural gas properties – The Company follows CICA Accounting Guideline 16, “Oil and Gas Accounting-Full Cost” in applying full cost accounting for its petroleum and natural gas properties, whereby in the pre-production stage all costs (less revenues) associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized and accumulated into geographical cost centres. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the costs of drilling both productive and non-productive wells, carrying charges of non-producing properties and overhead costs directly related to exploration and development activities. Revenues are recognized from petroleum and natural gas properties based on the metered volume of gas and liquid shipped.

Costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. The Company periodically reviews costs associated with unproved properties to determine whether they are likely to be recovered. When such costs are not likely to be recovered, or when proved reserves are found to be attributable to the properties, the values of these properties are moved to the depletion pool.

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Petroleum and natural gas properties (continued)

When the Company evaluates its’ unproven properties it takes the following conditions into consideration; there are no future plans for further drilling for the property, negative results were obtained from studies, negative results were obtained from studies conducted on properties in the same geographical area, and the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

Asset retirement obligations – The Company’s asset retirement obligations (“ARO”) arise in the normal course of petroleum and natural gas exploration activities relating to the closure and reclamation of properties. The estimated ARO is recognized in the financial statements in the period in which they are identified and a reasonable estimate of fair value can be made. The ARO includes the costs of abandonment of petroleum and natural gas wells, dismantling and removing tangible equipment, and returning land to its original condition. The asset retirement cost, equal to the estimated fair value of the ARO, is capitalized as part of the cost of the petroleum and natural gas properties.

Cash and cash equivalents – The Company considers all highly liquid instruments or redeemable Guaranteed Investment Certificates that can be cashed before maturity without penalty to be cash equivalents.

Earnings per share - The Company utilizes the treasury stock method in computing earnings per share amounts. Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. For the periods ended August 31, 2009 and 2008, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis, but as the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Use of estimates in the preparation of financial statements – The preparation of financial statements using Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. Significant areas requiring the use of estimates are petroleum and natural gas properties, asset retirement obligations, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Income taxes – Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Flow-through shares – The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. The Company follows the recommendations of EIC-146 with respect to flow-through shares which requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is a reasonable assurance the expenditures will be made.

Stock-based compensation and stock option plan – The Company recognizes compensation cost for the fair value of options granted under its stock option plan and for agents’ options and warrants issued in connection with financing activities. The Company uses the Black-Scholes option pricing model to estimate fair value. Any consideration received on the exercise of options and warrants is credited to share capital.

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments - recognition and measurement – In accordance with this standard the Company classifies all financial assets as either held-to-maturity, available-for-sale, held for trading or loans and receivables, and classifies all financial liabilities as held for trading or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit.

The Company has classified its cash as held for trading, its amounts receivable as loans and receivables, and its accounts payable and loans payable as other financial liabilities. Transaction costs in respect of loans are immediately charged to operations.

Comprehensive income – Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. This standard includes guidance for reporting a statement of comprehensive loss and accumulated other comprehensive income in the shareholders’ equity section of the balance sheet. The components of this category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign exchange gains and losses on self-sustaining foreign operations and the effective portion of cash flow hedges, if any.  The Company’s accumulated comprehensive income balance at August 31, 2009 is $Nil (November 30, 2008 - $Nil) and for the periods ended August 31, 2009 and 2008, the Company’s comprehensive loss is equal to its net loss.

Hedges – The standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not yet designated any hedging relationships.

Changes in Accounting Policy

Effective December 1, 2008, the Company adopted the following accounting standards updates issued by the CICA:

(i)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, Revenue and Expenditures in the Pre-Operating Period”’ will be withdrawn. The adoption of this standard had no impact on the Company’s financial statements.

(ii)

Financial statement concepts

This Section has been amended to clarify the criteria for recognition of an asset. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard had no impact on the Company’s financial statements.

(iii)

General Standards of Financial Statement Presentation

The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company’s financial statements.

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

(i)

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

(iii)

   Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

3.  PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

The Company’s petroleum and natural gas properties and equipment are as follows:

	August 31, 2009 - $ -	November 30, 2008 - $ -
Balance – beginning	12,087,011	10,824,573
Acquisition of Chambers Area Gas Prospect	-	1,050,000
Capitalized exploration and development expenditures	648,825	826,052
Pre-production revenue net of operating costs	(64,734)	(613,614)
	12,671,102	12,087,011
Equipment	7,614	7,614
Less: Accumulated amortization	(7,614)	(7,614)
	-	-
Balance – ending	12,671,102	12,087,011

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

3.  PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT (continued)

Chambers Area Gas Prospect, Alberta:  During fiscal year 2007 the Company purchased assets in the Chambers Area Gas Prospect, Alberta for cash consideration of $3,000,000 subject to a 50% Net Overriding Royalty (“NORR”) on 33.334% of the 100% interest purchased by the Company after deduction of Crown royalties and any other overriding royalties or like payments. On October 1, 2008 the Company entered into a purchase agreement whereby it terminated the above NORR for cash consideration totalling $1,050,000.

In December 2008, the Company purchased further Alberta Crown Petroleum and Natural Gas Rights in the Chambers Project Area.  The Company purchased a 100% interest in three sections thus increasing the Company’s gross landholdings in the Chambers area to 24 sections (15,360 acres, 6144 hectares) with Altima holding an approximate average 64% in 21 of the 24 sections.

4.  LOAN

In August 2007, the Company negotiated a bridge loan of $3,050,000 used to acquire the Chambers Area assets described in Note 3. The loan, which bears interest at 12% per annum, compounded and payable monthly, was originally repayable on or before July 30, 2008. Security for the loan includes a promissory note, a fixed and floating first charge debenture over the Company’s present and after-acquired real property, a first priority general security agreement over all its present and after-acquired personal property, and an environmental indemnity agreement in respect of its properties. The loan is subject to a repayment requirement such that if the Company sells or disposes of any assets outside of the ordinary course of business, or closes one or more equity or debt financings, the Company will pay the lender all proceeds from such sale, disposition or financing, net of selling or financing costs, up to the full amount of the outstanding balance of the loan. On December 4, 2008, the Company completed an amendment of its credit facility extending the maturity date to July 31, 2009 and increasing the credit facility to $4,090,000. In consideration for the amendments, the Company paid a restructuring fee of $40,000 and issued 3,834,375 common shares at a price of $0.14 per share.

On July 31, 2009, the maturity date was extended to September 14, 2009 in consideration of a fee of $21,501, and subsequent to the period end was further extended to October 31, 2009 for a fee of $11,046.

5.  ASSET RETIREMENT OBLIGATION

In prior years, the Company recorded an asset retirement obligation in connection with estimated abandonment costs on the Chambers Area Gas Prospect.  The Company will evaluate these estimates on an ongoing basis and record related revisions accordingly.  At August 31, 2009, accumulated abandonment costs at fair value totaled $107,340.  Fair value is estimated based on prices for similar liabilities.

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

6.  SHARE CAPITAL

	Share capital		Contributed surplus
	# shares	- $ -	- $ -
Balance, November 30, 2008	65,512,558	10,684,432	1,116,763
Shares issued for loan financing	3,834,375	536,812	-
Share subscriptions received for future share issuances	-	210,141	-
Stock-based compensation	-	-	6,000
Flow-through shares renunciation	-	(553,200)	-
Share issue costs refunded	-	6,563	-
Balance, August 31, 2009	69,346,933	10,884,748	1,122,763

In connection with an amendment to a credit facility (Note 4), the Company issued 3,834,375 common shares at $0.14 per share as a non-refundable bonus to the lender.

In accordance with EIC-146 relating to accounting for flow-through shares, the Company recorded a reduction in share capital for the future effect on income taxes related to flow-through shares of $553,200.

7.  RELATED PARTY TRANSACTIONS AND BALANCES

During the nine months ended August 31, 2009, the Company had the following transactions with related parties:

	Nine months ended August 31, 2009 - $ -	Nine months ended August 31, 2008 - $ -
Management and consulting fees paid or accrued to directors or companies controlled by directors and charged to operations	136,625	310,550
Management fees capitalized	135,375	-
Administrative services paid or accrued to officers and a company controlled by a director	105,539	155,919

The Company has entered into an agreement with a company controlled by a director to provide administrative services to fulfill corporate, secretarial, administrative, occupancy and all such other day-to-day duties and responsibilities as may be imposed on the Company.  The Company agreed to pay an administrative handling fee of 10% on all transactions relating to the duties and responsibilities undertaken.

Included in accounts payable at August 31, 2009 were balances due to related parties as follows:

	August 31, 2009 - $ -	November 30, 2008 - $ -
Accrued management and consulting fees, administrative services and advances from directors and companies controlled by directors	277,397	70,225

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

8.  CONTINGENCY

Included in accounts payable is an accrual for expenditures incurred by the Operator of the Company’s petroleum and natural gas properties, the amount of which is disputed by the Company.  In accordance with industry practice, the Company abides by the CAPL – 1990 Operating Procedures which assigns certain rights to the Operator including the provision for a lien against the properties to secure payment of the costs and expenses incurred by the Operator during the term of the agreement. The Operator is claiming such a lien in respect of costs and expenses incurred, and on April 21, 2009 the Alberta Court of Queen's Bench ruled the Operator has a valid lien against certain of the Company's properties which can be exercised by the Operator pursuant to the CAPL Joint Operating Procedure.

The Company filed a statement of claim against the Operator alleging breach of its duties and failure to provide joint interest accounting in accordance with the CAPL Operating Procedure and Industry custom and practice.

The Company initiated a third party audit of the Operator’s books and records under the CAPL Operating Procedures.  Preliminary results from the audit have been reviewed by the Company and were submitted to the Operator for explanation, documentation or correction.

Discussions were held with the operator to resolve these claims and were a factor included in the determination of the consideration to be paid for the proposed acquisition of the Operator by the Company (Note 9).

9.  PROPOSED ACQUISITION

On August 31, 2009, the Company entered into an agreement with its Operator, Unbridled Energy Corporation ("UNE"), whereby the Company and UNE will combine their respective interests in the Chambers and west Ferrier areas of west central Alberta. The consolidated property interests will include a total of twenty four sections with an approximate 93% average working interest in twenty one of the sections and a minor interest in three sections. In addition, the company will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.

The Company plans to acquire all of the common shares of UNE under a plan of arrangement pursuant to the Business Corporations Act (BC). Under the terms of the proposed Transaction, UNE’s shareholders will receive one common share of the Company for each common share of UNE.

The transaction is subject to a number of conditions, including the finalization of formal documentation, receipt by each of the companies of an independent fairness opinion regarding the transaction, receipt of Court approval, regulatory approval including the acceptance of the TSX Venture Exchange, and the approval of UNE’s shareholders.

10.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.  Such re-classification is for presentation purposes only and has no effect on previously reported results.

ALTIMA RESOURCES LTD.

Notes to Interim Financial Statements
Nine months ended August 31, 2009

(Unaudited - Prepared by Management)

11.  SUBSEQUENT EVENT

On October 15, 2009, the Company announced a private placement for gross proceeds of up to $2,400,000, subject to acceptance by the TSX Venture Exchange.

Up to $1.2M will be raised by the Company issuing up to 10,000,000 Flow-Through Units (the “FT Units”) at a price of $0.12 per FT Unit.  Each FT Unit will consist of one flow-through share and one-half share purchase warrant, each whole warrant entitling the holder to acquire one non flow-through share for 24 months from the date of issuance at a price of $0.275 in the first year and $0.40 in the second year.  Proceeds raised from the Flow-Through private placement will be used for exploration and development of the Company’s oil and gas properties located in Alberta.

Up to $1.2M will be raised by the Company issuing up to 10,000,000 Non Flow-Through Units (the “NFT Units”) at a price of $0.12 per NFT Unit, each NFT Unit consisting of one common share and one share purchase warrant, each warrant entitling the holder to acquire one common share for 24 months from the date of issuance at a price of $0.20 for the first year and $0.40 for the second year.  Proceeds from the Non Flow-Through private placement will be used for development of the Company’s properties and for general working capital.

The Company may pay finders fees in connection with the private placement in accordance with TSX Venture Exchange policies.

SCHEDULE E

SECTIONS 237 – 247 OF BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

DIVISION 2— DISSENT PROCEEDINGS

237. Definitions and application —

(1)

In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)

This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.

238. Right to dissent —

(1)

A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)

under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)

under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)

in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)

under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

in respect of any other resolution, if dissent is authorized by the resolution;

(h)

in respect of any court order that permits dissent.

(2)

A shareholder wishing to dissent must

(a)

prepare a separate notice of dissent under section 242 for

(i)

the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)

identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)

dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)

Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)

dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)

cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239. Waiver of right to dissent —

(1)

A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)

A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)

provide to the company a separate waiver for

(i)

the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)

identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)

the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240. Notice of resolution —

(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)

a copy of the resolution,

(b)

a statement advising of the right to send a notice of dissent, and

(c)

if the resolution has passed, notification of that fact and the date on which it was passed.

(4)

Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241. Notice of court orders —

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)

a copy of the entered order, and

(b)

a statement advising of the right to send a notice of dissent.

242. Notice of dissent —

(1)

A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)

if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)

if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)

the date on which the shareholder learns that the resolution was passed, and

(ii)

the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)

A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)

on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)

if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)

A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)

within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)

if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)

A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)

if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243. Notice of intention to proceed —

(1)

A company that receives a notice of dissent under section 242 from a dissenter must,

(a)

if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)

the date on which the company forms the intention to proceed, and

(ii)

the date on which the notice of dissent was received, or

(b)

if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)

A notice sent under subsection (1)(a) or (b) of this section must

(a)

be dated not earlier than the date on which the notice is sent,

(b)

state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)

advise the dissenter of the manner in which dissent is to be completed under section 244.

244. Completion of dissent —

(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)

the certificates, if any, representing the notice shares, and

(c)

if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)

The written statement referred to in subsection (1)(c) must

(a)

be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)

set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares.

(3)

After the dissenter has complied with subsection (1),

(a)

the dissenter is deemed to have sold to the company the notice shares, and

(b)

the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)

A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245. Payment for notice shares —

(1)

A company and a dissenter who has complied with section 244(l) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)

promptly pay that amount to the dissenter, or

(b)

if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares,

(2)

A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)

join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)

make consequential orders and give directions it considers appropriate.

(3)

Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)

if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)

If a dissenter receives a notice under subsection (l)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)

A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)

the company is insolvent, or

(b)

the payment would render the company insolvent.

246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)

the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)

the resolution in respect of which the notice of dissent was sent does not pass;

(c)

the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)

the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)

the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)

a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)

with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)

the notice of dissent is withdrawn with the written consent of the company;

(i)

the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247. Shareholders entitled to return of shares and rights —

If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)

the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE F

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

Altima Resources Ltd.

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

1.    PRO-FORMA CONSOLIDATED BALANCE SHEET

2.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE NINE MONTH PERIOD ENDED AUGUST 31, 2009

3.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEAR ENDED NOVEMBER 30, 2008

4.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

#

ALTIMA RESOURCES LTD.

PRO-FORMA CONSOLIDATED BALANCE SHEET

(Expressed in Canadian Dollars)

(Unaudited)

	Altima Resources Ltd. August 31, 2009	Unbridled Energy Corporation September 30, 2009	Note	Pro-forma Adjustments	Pro-forma Consolidated Altima Resources Ltd. August 31, 2009
	$	$		$	$
ASSETS

Current
Cash	9,214	1,038,046	2(c)	(188,000)	3,587,916
			2(d)	2,115,000
			2(e)	4,663,579
			2(f)	(4,049,923)
Amounts receivable	99,537	34,560		–	134,097
GST recoverable	–	28,372		–	28,372
Prepaid expenses and deposits	–	108,544		–	108,544

	108,751	1,209,522		2,540,656	3,858,929

Petroleum and natural gas properties and equipment	12,671,102	8,533,358	2(a)	2,977,665	19,762,325
			2(e)	(4,419,800)

	12,779,853	9,742,880		1,098,521	23,621,254

LIABILITIES

Current
Accounts payable and accrued liabilities	2,465,932	1,209,815		–	3,675,747
Loan	2,090,000	4,049,923	2(f)	(4,049,923)	2,090,000

	4,555,932	5,259,738		(4,049,923)	5,765,747

Asset retirement obligation	107,340	373,445		–	480,785

	4,663,272	5,633,183		(4,049,923)	6,246,532

SHAREHOLDERS' EQUITY

Share capital	10,884,748	30,278,262	2(a)	(30,278,262)	19,993,110
			2(a)	6,993,362
			2(d)	2,115,000
Contributed surplus	1,122,763	3,491,740	2(a)	(3,491,740)	1,122,763
Deficit	(3,890,930)	(29,660,305)	2(a)	29,660,305	(3,741,151)
			2(e)	243,779
			2(c)	(94,000)

	8,116,581	4,109,697		5,148,444	17,374,722

	12,779,853	9,742,880		1,098,521	23,621,254

ALTIMA RESOURCES LTD.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	Altima Resources Ltd. Nine Months Ended August 31, 2009	Unbridled Energy Corporation Nine Months Ended September 30, 2009	Note	Pro-forma Adjustments	Pro-forma Consolidated Altima Resources Ltd.
	$	$		$	$
REVENUES

Oil and gas production (net of royalties)	–	417,023		–	417,023
Well supervision and administration	–	344,578		–	344,578
Interest	–	9,546		–	9,546
	–	771,147		–	771,147

EXPENSES

Bad debts	–	47,036		–	47,036
Bank and finance charges	634,635	2,142		–	636,777
Depletion, depreciation and accretion	–	238,817		–	238,817
Financial marketing	–	376,514		–	376,514
Foreign exchange (gain) loss	–	(561,668)		–	(561,668)
Interest expense	189,778	126,921		–	316,699
Investor communications	30,443	54,027		–	84,470
Management and consulting	136,625	211,410		–	348,035
Office and miscellaneous	110,733	253,798		–	364,531
Payroll and benefits	–	510,169		–	510,169
Production costs	–	161,146		–	161,146
Professional fees	169,375	353,222	2(c)	94,000	616,597
Rent	–	141,807		–	141,807
Stock-based compensation	6,000	207,989		–	213,989
Transfer agent and filing fees	19,510	14,586		–	34,096
Travel	15,911	55,312		–	71,223

	1,313,010	2,193,228		94,000	3,600,238

LOSS BEFORE OTHER ITEMS AND INCOME TAX	(1,313,010)	(1,422,081)		(94,000)	(2,829,091)

OTHER ITEMS
Gain on sale of petroleum and natural gas properties	–	–	2(e)	243,779	243,779
Write-down of petroleum and natural gas properties	–	(1,523,899)		–	(1,523,899)

LOSS BEFORE INCOME TAX	(1,313,010)	(2,945,980)		149,779	(4,109,211)

FUTURE INCOME TAX RECOVERY	553,200	305,414		–	858,614

NET LOSS AND COMPREHENSIVE LOSS	(759,810)	(2,640,566)		149,779	(3,250,597)

LOSS PER SHARE, basic and diluted					(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING					139,238,415

ALTIMA RESOURCES LTD.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	Altima Resources Ltd. Year Ended November 30, 2008	Unbridled Energy Corporation Year Ended December 31, 2008	Note	Pro-forma Adjustments	Pro-forma Consolidated Altima Resources Ltd.
	$	$		$	$
REVENUES

Oil and gas production (net of royalties)	–	720,638		–	720,638
Interest	–	72,917		–	72,917
	–	793,555		–	793,555

EXPENSES

Amortization	5,328	–		–	5,328
Bank and finance charges	13,474	2,414		–	15,888
Depletion, depreciation and accretion	–	350,675		–	350,675
Financial marketing	–	88,779		–	88,779
Foreign exchange (gain) loss	(116,163)	537,634		–	421,471
Interest expense	370,770	213,982		–	584,752
Investor communications	32,166	85,052		–	117,218
Management and consulting	216,119	349,405		–	565,524
Office and miscellaneous	217,142	422,110		–	639,252
Payroll and benefits	–	894,360		–	894,360
Production costs	–	154,216		–	154,216
Professional fees	113,449	514,629	2(c)	94,000	722,078
Rent	–	212,050		–	212,050
Stock-based compensation	5,000	711,774		–	716,774
Transfer agent and filing fees	19,163	26,776		–	45,939
Travel	57,293	255,741		–	313,034

	933,741	4,819,597		94,000	5,847,338

LOSS BEFORE OTHER ITEMS AND INCOME TAX	(933,741)	(4,026,042)		(94,000)	(5,053,783)

OTHER ITEMS
Gain on sale of petroleum and natural gas properties	–	–	2(e)	243,779	243,749
Interest income	9,931	–		–	9,931
Write-down of petroleum and natural gas properties	–	(11,002,114)		–	(11,002,114)

LOSS BEFORE INCOME TAX	(923,810)	(15,028,156)		149,779	(15,802,187)

FUTURE INCOME TAX RECOVERY	659,529	175,599		–	835,128

NET LOSS AND COMPREHENSIVE LOSS	(264,281)	(14,852,557)		149,779	(14,967,059)

LOSS PER SHARE, basic and diluted					(0.14)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING					109,210,005

ALTIMA RESOURCES LTD.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

1.  BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements of Altima Resources Ltd. (“Altima” or the "Company") as at August  31, 2009 has been prepared by management in accordance with Canadian generally accepted accounting principles from information derived from the financial statements of the Company and the consolidated financial statements of Unbridled  Energy Corporation (“Unbridled”), together with other information available to the Company. The unaudited pro-forma consolidated financial statements have been prepared by the Company for inclusion in the Information Circular of Unbridled. The Company intends to proceed with a business combination in which the shareholders of Unbridled will receive one common share of the Company for each one common share of Unbridled. In the opinion of the Company's management, this unaudited pro-forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described below.

This unaudited pro-forma consolidated financial statements should be read in conjunction with the August  31, 2009 unaudited financial statements and November 30, 2008 audited financial statements of the Company and the September 30, 2009 unaudited consolidated financial statements and December 31, 2008 audited consolidated financial statements of Unbridled.

This unaudited pro-forma consolidated financial statements of the Company have been compiled from and include information derived from the following:

(a)

the audited financial statements of the Company for the year ended November 30, 2008 and the unaudited financial statements as at August 31, 2009 and for the nine months then ended;

(b)

the audited consolidated financial statements of Unbridled for the year ended December 31, 2008 and the unaudited consolidated financial statements as at September 30, 2009 and for the nine months then ended; and

(a)

the additional information set out in Note 2.

The August 31, 2009 pro-forma consolidated balance sheet has been prepared as if the transactions described in Note 2 had occurred on August 31, 2009 and represents the related assets and liabilities included in the August 31, 2009 and September 30, 2009 unaudited balance sheets of the Company and Unbridled respectively. The unaudited pro-forma consolidated statements of operations for the nine months ended August 31, 2009 and September 30, 2009 for the Company and Unbridled respectively, and the years ended November 30, 2008 and December 31, 2008 for the Company and Unbridled respectively, have been prepared as if the transactions described in Note 2 had occurred on December 1, 2008 and 2007 for the Company and on January 1, 2008 and 2007 for Unbridled.

The unaudited pro-forma consolidated financial statements of the Company have been compiled using the significant accounting policies as set out in the Company’s audited financial statements for the year ended November 30, 2008 and those accounting policies expected to be adopted by the Company upon completing the business combination described below. The significant accounting policies of the Company are consistent in all material respects to those of Unbridled.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position that would have been attained had the transactions actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future.

ALTIMA RESOURCES LTD.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

2.  PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro-forma consolidated financial statements gives effect to the business combination in which the Company will acquire all of the common shares of Unbridled in exchange for one common share of the Company as if it had occurred as at August 31, 2009, reflecting the following assumptions and transactions:

(a)  The unaudited pro-forma consolidated financial statements were prepared based on the assumption that the Company will acquire all of Unbridled’s common shares in exchange for one common share of the Company for each common share of Unbridled. The shares issued by the Company have a fair value of $6,993,362.

(b)

Unbridled will become a wholly owned subsidiary of the Company upon acquisition. The acquisition of Unbridled is accounted for using the purchase method with the fair value of the consideration given allocated to the fair values of the net assets acquired at the date of acquisition.  The allocation of the purchase price is as follows:

Cash	$1,038,046
Amounts receivable	62,932
Prepaids and deposits	108,544
Equipment	268,981
Petroleum and natural gas properties	11,242,042

12,720,545
Liabilities assumed	(5,633,183)

Total purchase price	$7,087,362

 (c)

As part of the transaction, professional fees of approximately $188,000 were incurred. The Company and Unbridled have agreed that they shall share their collective costs in connection with the business combination equally (i.e. each will pay 50% of the aggregate of both parties’ costs); therefore, half of the total  professional fees were included in the determination of the adjusted purchase price of Unbridled.

(d)

On October 15, 2009, the Company announced its intention to raise up to $2,400,000 in gross proceeds through a non-brokered private placement. Share issuance costs have been estimated to be $285,000 for net proceeds of $2,115,000.The Company intends to issue up to 10,000,000 Flow-Through (“FT”) units and 10,000,000 Non Flow-Through (“NFT”) units at a price of $0.12 per unit.

Each FT unit will consist of one FT share and one-half share purchase warrant, each whole warrant entitling the holder to acquire one non-FT share for 24 months from the date of the issuance at a price of $0.275 for the first year and $0.40 for the balance of the 24 month term.

Each NFT unit will consist of one common share and one share purchase warrant, each warrant entitling the holder to acquire one common share for 24 months from the date of the issuance at a price of $0.20 for the first year and $0.40 for the balance of the 24 month term.

ALTIMA RESOURCES LTD.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

2.  PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS (continued)

(e)

In connection with the business combination, Unbridled has agreed to divest its non-Canadian petroleum and natural gas properties. Unbridled has agreed to sell the following properties and has estimated what the proceeds will be as follows:

Property	Notes	Proceeds	Net Book Value	Gain (Loss)
		$	$	$
Tioga County, Pennsylvania	(i)	776,328	457,214	319,114
Lycoming County, Pennsylvania		1,861,500	326,028	1,535,472
Jackson County, Ohio	(ii)	1	5,878	(5,877)
Chautauqua County, New York		2,025,750	3,630,680	(1,604,930)
		4,663,579	4,419,800	243,779

i)

Effective October 13, 2009, Unbridled reached an agreement to sell its 283.59 acre lease position in Tioga County, Pennsylvania. The purchase price of the lease was $2,591 ($2,500 USD) per acre, and Unbridled retained an overriding royalty of 4.5%. Proceeds from the sale of the leases totaled $776,328 ($708,975 USD).

ii)

On November 19, 2009, Unbridled and EQT Productions Company ("Sellers") and Knox Energy, Inc. ("Buyer") entered into a bill of sale and arrangement, whereby the Sellers conveyed, transferred and assigned to the Buyer all of the Seller's rights, title and interest into each of the wells, leases and right of ways for the oil and gas leases in Jackson County, Ohio for a nominal amount.

(f)

On October 27, 2009, Unbridled signed a Forbearance Agreement with Huntington National Bank in which the bank has agreed to extend the maturity date of the outstanding bank loan from November 16, 2009 to December 16, 2009 and to forbear from taking any further action to collect the bank loan until at least December 16, 2009. In exchange, Unbridled agreed to make an immediate principal payment of $191,625 ($175,000 USD) to the bank.

Upon completion of the divesting activities to as described above, Unbridled will repay the full outstanding balance of the bank loan to Huntington National Bank.

The pro-forma adjustments and allocations of the purchase price for the Company are based on estimates of the fair value of the assets acquired, liabilities assumed, and acquisition costs to be incurred. The final purchase price allocation will be based on the actual net assets that exist and actual acquisition costs incurred at the date of the acquisition, which may be materially different from the information presented.

ALTIMA RESOURCES LTD.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

3.  PRO-FORMA SHARE CAPITAL

After giving effect to the pro forma assumptions in Note 2, the issued and fully paid share capital of the Company would be as follows:

	Number of Shares	Amount

Balance, August 31, 2009	69,346,933	$ 10,884,748
Unbridled shares exchanged for the Company’s shares (Note 2(a))	69,933,618	6,993,362
Private placement (Note 2(d))	20,000,000	2,400,000
Share issuance costs (Note 2(d))	-	(285,000)

Pro forma balance, August 31, 2009	159,280,551	$ 19,993,110

4.  PRO-FORMA LOSS PER SHARE

For the purposes of the unaudited pro-forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding during the nine months ended August 31, 2009, and the year ended November 30, 2008 after giving effect to the transactions described in Note 2 as if they occurred on August 31, 2009 and November 30, 2008 respectively.

SCHEDULE G

NOTICE OF HEARING

NO. S - 099526

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

UNBRIDLED ENERGY CORPORATION

PETITIONER

IN THE MATTER OF SECTION 288 TO 299 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

S.B.C. 2002, c. 57 as amended

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

UNBRIDLED ENERGY CORPORATION, ITS SHAREHOLDERS,
AND ALTIMA RESOURCES LTD.

NOTICE OF HEARING

NOTICE IS HEREBY GIVEN that the application of the Petitioner will be heard before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on February 5, 2010 or so soon thereafter as counsel may be heard, for a final order approving an arrangement (the “Arrangement”) under section 291 of the Business Corporations Act, S.B.C. 2002, c.57, described in the Plan of Arrangement which is attached as Schedule “C” to the Arrangement Agreement incorporated by reference to the Information Circular accompanying the Notice of Special Meeting of the Shareholders of the Petitioner, found at Exhibit “B” to Affidavit #1 of Michael Scureman, sworn December 23, 2009.

At the hearing, any Shareholder, director, auditor, or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel.  If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of the Special Meeting of the shareholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the securities to be distributed by Altima Resources Ltd. pursuant to the Arrangement.

Any Shareholders of the Petitioner or other interested party desiring to support or oppose the application must file an Appearance and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, to the solicitors for the Petitioner on or before 4:00 p.m. on February 2, 2010 pursuant to the provisions of the interim order.

Notice of the date of the hearing has been given in accordance with the Order of this Court pronounced January 4, 2010.

The time estimate of the Petitioner is 15 minutes.

This matter is not within the jurisdiction of a Master as a final Order is sought.

Bull, Housser & Tupper LLP

per:

Dated:

Solicitors for the Petitioner,

UNBRIDLED ENERGY CORPORATION

This NOTICE OF HEARING is prepared by Vince Aldridge of the law firm of Bull, Housser & Tupper LLP, Solicitors for the Petitioner, Unbridled Energy Corporation, whose office address and address for delivery is 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 Telephone:  (604) 641.4857  Facsimile:  (604) 646.2552.

SCHEDULE H

FAIRNESS OPINION OF STEPHEN W. SEMENIUK, CFA

Altima Resources Ltd. &

Unbridled Energy Corp.

Fairness Opinion on the Companies’

Proposed Plan of Arrangement

Prepared by: Stephen W. Semeniuk, CFA

Submitted: December 3, 2009

                                        Table of Contents

Table of Contents…………………………………………………………………….………..

2

Summary and Conclusions.…………………………………………….……………………..

3

Introduction………………………………………………...……….………………….…..……

4

Description of Altima…………..........……………………..………….…….…...….…………

5

Description of Unbridled………….……............…………….…….….….…………….….…..

6

Reasons for the Transaction……..………………………………….…………………...…….

8

Assignment………………………………….…………………………………….…..…………

8

Definition of Value…………………………………………………………………………….…

8

Credentials and Independence of Valuator ..…………………………….………………….

9

Relationship of Writer with Interested Parties………………….………….….………..…….

9

Scope of the Review…………………………………………………………….………………

9

Considerations as to Fairness……………………………………………….…………………

10

Comments on the Natural Gas Industry……………………………………………………..

11

Recent Trading History of Altima and Unbridled Shares………......…..............…………

12

Net Asset Values of the Companies…………………………………….…………….……..

13

Adjusted Net Asset Values of the Companies……………………………………….……..

14

Tax Implications for Certain Shareholders……...…………….. ………………..…....…….

15

Post Arrangement Working Capital Position of Altima...………………………..….………

15

Observations……………………………………………………………….……….…..….......

16

Conclusions as to Fairness…...……………………………………………………....…..….

16

Exhibits I - III……………………………………………………..………………………

18 - 19

Certificate of Qualifications .…………………………………………………….….….

20

Summary and Conclusions

This report presents the fairness opinion on the proposed plan of arrangement (‘Arrangement’) whereby Altima Resources Ltd. (‘Altima’) and Unbridled Energy Corp. (‘Unbridled’) will merge their respective petroleum interests in the Chambers and west Ferrier areas of west-central Alberta, covering an area of over 15,000 acres, and proceed as one company.  Under their Arrangement, Altima will acquire Unbridled by way of a 1.0  for 1.0 share exchange that represents a compromise that is mutually agreeable to both companies.

The consolidated property interests of Altima, as the surviving company on a post Arrangement basis, will include a total of 24 sections (15,360 gross acres, about 12,530 net acres) with an approximate 93% average working interest in 21 of the sections and a minor interest in three sections.  In addition, the Company will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.  Unbridled is proceeding to dispose its non-Canadian assets and apply the proceeds against its U.S. bank debt prior.  However,  the elimination of its debt is not a condition of the Arrangement.

Excluding shares to be issued under a proposed financing of 20,000,000 units, current Altima shareholders, post Arrangement, would have held 49.8% of their Company.  Including the shares to be issued under the planned financing, current and incoming shareholders, by way of the financing, will own 56.1% of Altima, although some Unbridled shareholders may participate in the financing or already hold some Altima shares.

Altima and Unbridled have proposed the Arrangement to combine the companies’ separately owned overlapping interests in the Chambers and west Ferrier areas of west-central Alberta that cover a combined area of over 15,000 acres.  On completion of the Arrangement, the companies will proceed as a single company that will hold 93% ownership in 21 of 24 sections of land and a combined 86% revenue interest in the three wells.  Unbridled is in the process of disposing of its interests in Appalachia so the sole focus of Altima, post Arrangement, will be on its interests in the Chambers and west Ferrier area.  The Arrangement will eliminate duplicate administrative and maintenance costs associated with maintaining two share listings rather than one..  The Arrangement also will provide opportunities to achieve efficiencies through economies of scale as well as facilitate future fund raising to support the companies’ combined interests in the Chambers and west Ferrier area.  The Arrangement will eliminate the negative perception that often arises when companies have separate overlapping interests on the same or adjoining properties because one party is often regarded as presenting a potential liability to the other party when two companies are involved.

Altima and Unbridled shares trade in sufficient volume and liquidity to provide reliable measures of value.  On the basis of the trading prices of the companies’ shares, there is an appearance of a premium being paid to Unbridled shareholders of approximately 25% in terms of the average closing prices of the companies’ shares during the 10 week observation prior to the companies’ joint announcement made on August 29th.

The book value comparison based on the companies’ latest balance sheet presentation is simplistic as it does not recognize the fact that Altima is in a negative working capital position when the companies made their joint announcement and that Altima was in need of significant new financing to continue as a going concern and to be able to carry on with its exploration and development obligations.

Going beyond beyond the respective balance sheet presentations and examined the carrying values of the companies’ respective interests in the Chambers and west Ferrier areas of west-central Alberta and made the adjustments for the fact that Unbridled holds the operating interest in the project.  After making such adjustments, a 20% to 25% advantage became apparent from Unbridled’s perspective that translates into a premium being paid to Altima shareholders on an adjusted book value basis.  Giving equal weighting to market as well as to adjusted book value considerations, it is apparent that the 1.0 share for 1.0 share exchange ratio agreed to by the companies represents a compromise that is equally fair to the shareholders of the respective companies.

Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, it is the writer’s considered opinion that the exchange ratio under the proposed Arrangement of 1.0 Altima share for each 1.0 Unbridled share is equally fair, from a financial point of view, to Altima and Unbridled shareholders as a whole and to the minority non-controlling shareholders of the respective companies.

               December 3, 2009

To the Boards of Directors:

Altima Resources Ltd.

Unbridled Energy Corp.

Suite 303 – 595 Howe Street

Suite 400, 2424 4th Street S W

Vancouver, BC

Calgary, Alberta

V7Y 1G5

T2S 2T4

Gentlemen:

Re:

Proposed Plan of Arrangement between Altima Resources Ltd. and  Unbridled Energy Corp.

Introduction

You have asked the writer to provide a fairness opinion on the proposed plan of arrangement (‘Arrangement’) whereby Altima Resources Ltd. (‘Altima’) and Unbridled Energy Corp. (‘Unbridled’) have agreed, by way of a share exchange, to combine their respective petroleum interests in the Chambers and west Ferrier areas of west-central Alberta, covering a combined area of over 15,000 acres, and proceed as one company.  The consolidation of the companies’ Albertan properties, largely jointly owned, will result in administrative efficiencies and reduction in regulatory and other maintenance costs related to operating two companies rather than a single company.

Under the terms of the proposed transaction, Unbridled's shareholders will receive 1.0 common share of Altima for each 1.0 Unbridled common share.  All outstanding Unbridled options and warrants will be exchanged for options and warrants of Altima in amounts and at exercise prices consistent with the share exchange ratio proposed under the Arrangement.

The consolidated property interests of Altima, as the surviving company on a post Arrangement basis, will include a total of 24 sections (15,360 gross acres, about 12,530 net acres) with an approximate 93% average working interest in 21 of the sections and a minor interest in three sections.  In addition, the Company will hold interests in five wells with an average weighted revenue interest of approximately 86% in three of the five wells.  Unbridled is proceeding to dispose its non-Canadian assets and to settle its U.S. bank debt prior to the completion of the proposed business combination.  To this end, on September 30th, Unbridled announced the sale of its 283.59 acre lease position in Tioga County, Pennsylvania, for approximately $709,000, but the company will retain a 4.5% overriding royalty on production.  Unbridled is evaluating offers that have been made for its 15,046 (gross) acre property in Chautauqua County, New York and Lycoming County, Pennsylvania, which combined with cash on hand, could eliminate most of Unbridled’s outstanding debt that amounted to $4.05 million as of September 30, 2009.  However, the elimination of Unbridled’s debt is not a condition of the Arrangement.

As of August 29, 2009, the date on which the companies announced their proposed Arrangement, Altima had 69,346,933 shares outstanding and Unbridled’s capitalization consisted of 69,933,618 common shares.  Altima announced its negotiations for a planned financing consisting of plans of up to 20,000,000 units of which 50% would consist of flow through shares.  Both portions of the proposed financing are expected to be priced at $0.12 per unit.  Each flow through unit will consist of one flow-through share and one-half share purchase warrant, each whole warrant entitling the holder to acquire one non-flow-through share for 24 months from the date of issuance at a price of $0.275 in the first year after closing and $0.40 for the second year.  Up to 10,000,000 non-flow-through units will consist of one common share and one share purchase warrant, each warrant entitling the holder to acquire one common share at a price of $0.20 for the first year and $0.40 for the second year after closing.

Excluding shares to be issued under the proposed financing, on closing of the Arrangement, current Altima shareholders would have held 49.8% of their company.  Including the shares to be issued under the planned financing, current and incoming shareholders by way of the financing will own 56.1% of Altima, although some Unbridled shareholders may participate in the financing or already hold some Altima shares.

Background of Altima

Altima was originally a Capital Pool Company under the policies of the TSX Venture Exchange (‘TSX-V’) that was incorporated in British Columbia on November 14, 2003 under its current name.  Altima became a public company by completing an offering by prospectus dated March 14, 2004, an issue of 3,500,000 shares at a price of $0.10 a share.  The purpose of the company at that time was to identify a business opportunity to complete a Qualifying Transaction (‘QT’).

On April 6, 2006, Altima announced a non-brokered private placement with gross proceeds of $1.5 million by the issuance of 10,000,000 units priced at $0.15.  The proceeds were used to support Altima’s QT and entry into a farm out and participation agreement with Golden Eagle Energy Inc. (‘GEEI’), a private reporting company, to participate in the drilling of a test well in the west Ferrier area of west central Alberta.  Altima paid 25% of the $3,267,997 cost of the test well and was assigned a 20% working interest (‘WI’) in test well 3-17-41-11 W5M and section 17 of the farm out lands.  In addition, Altima earned the right to participate for an 18.75% WI in the equipping and tie-in of the POCO Chambers 7-18-41-11 W5M Elkton well (the ‘7-18 Well’), which was re-entered and completed by GEEI and its partners, earning an 18.75% interest in the 7-18 Well and section 18 of the farm out lands.  At this time Unbridled held a 37% interest in the farm out lands.

On April 20, 2007, Altima and Unbridled announced their entry into a purchase agreement to acquire all of GEEI’s interests in the Chambers area.  Altima concluded 100% of the purchase of GEEI’s assets for cash consideration of $3,000,000 financed through a $3.05 million loan from Quest Capital Corp. subject to a 50% Net Overriding Royalty (‘NORR’) on 33.34% of the 100% interest purchased by the company after deduction of crown royalties and any other over riding royalties or like payments.  In addition, the Company had the right and option up to and including December 31, 2008 to purchase and terminate the said NORR from GEEI for $1.5 million.  On October 1, 2008 the Company entered into a purchase agreement whereby it terminated the NORR  for cash consideration totaling $1,050,000.

Altima’s overall interest In the Chambers area amounts to 64% in 21 of 24 sections amounting to a gross land base of 15,360 acres.  In November 2007, Altima initiated gas and condensate sales from the 3-17 Well that was brought on stream at a restricted rate of approximately 1.0 million cubic feet per day of natural gas and 50 barrels of condensate.  The Chambers area holds the potential for the drilling of a significant number of wells over the lands held by Altima and Unbridled.  Altima has reported that in the 2006 to 2008 period 33 wells were drilled within a nine township block surrounding and within the Altima and Unbridled lands.  Of this number 18 are flowing gas wells and 10 wells are adjacent to or within approximately two miles of the companies’ lands while only one well has been abandoned.

Description of Unbridled

Unbridled Energy is an independent natural gas evaluation and production company that had been specializing in shale gas and tight gas sands (‘TGS’) opportunities in the eastern US Appalachian Basin and in Alberta.   However, Unbridled recently made a strategic decision to sell its US assets, pay down debt and to concentrate its efforts on the Alberta where the company holds a working interest and is the operator in 12,800 acres of land in the Chambers acreage located about 150 miles northwest of Calgary.  Unbridled’s working interest in the region ranges from a low of 1% to a high of 50% with most parcels averaging a 41% working interest.

Unbridled was incorporated in British Columbia on October 6, 2003 under the name ‘Leroy Ventures Inc.’ and on July 19, 2006 the name of the company was changed to its current form.  The company became a public company through an offering of 2,400,000 shares priced at $0.25 under a prospectus dated February 3, 2005.  The company was involved in the acquisition and exploration properties in the Vernon mining district thought to contain gold and copper.

Lacking success in advancing its mineral property, on January 12, 2006, the company acquired, by assignment from Reconnaissance Energy Corp. (‘Reconnaissance’), a 20% working interest in the Chambers Elkton well on the Chambers property in Alberta.  An additional 5% interest was acquired from White Max Energy Ltd. (‘White Max’) along with the latter’s  entire interests in the Chambers area that included a 50% interest in another Chambers well.  The president of White Max and some directors assumed similar positions in Unbridled.

During 2006, the company acquired a 37% WI on 12 sections (8,960 gross acres) through Alberta land sales.  Also in 2006, Unbridled, through assignment from Reconnaissance, acquired a 50% working interest in a joint venture with Arapahoe Energy Corporation in certain petroleum and natural gas rights on the Tsuu T’ina First Nation Reserve located southwest of Calgary.  The company had the right to earn a 50% interest in approximately 30,000 contiguous acres as well as hold a right to additional lands subject to an area of mutual interest with other parties.  This holding was sold to Canadian Phoenix Resources Corp. under an agreement concluded in March 2009.

In the second and third quarter of 2006, Unbridled Energy participated with a 25% working interest in the drilling of the Chambers 3-17 well.  This well, classified as a tight sand gas well, was successfully completed in the Ellerslie formation and has been producing gas and associated condensates into a ConocoPhillips pipeline.  The well is approaching its economic limit and is scheduled for recompletion.

On April 2, 2007, Unbridled announced the acquisition of 13,280 gross acres including 61 wells in New York State referred to as the Chautauqua Lake properties.  The wells were producing approximately 250 thousand standard cubic feet per day (‘Mscf/d’) largely from two tight gas sand formations at depths between 3,000 to 4,000 feet.  Schlumberger Data and Consulting Services establish a resource base range of 64 Bscf to 112 Bscf , depending on the assumptions used in the calculations.  Unbridled became the operator of  these properties holding a 50% WI.  Acquisition and closing costs totaled less than US$1.4 million net to Unbridled.  Unbridled also announced its agreement in principal to acquire a 100% WI on 23,000 acres in the State of Ohio from Lodge Energy, L.P. (‘Lodge’).

In late 2007, the Company participated in the drilling of the 16-21 well into the Elkton formation at 11,500 ft and holds a 25% working interest.  It has recently performed a large acid stimulation in the Elkton formation in its 16-21 well in the Chambers play.  This effective acid treatment was designed jointly by management and Schlumberger. The stimulation was pumped successfully and the well flow tested at a peak rate of 4.8 million cubic feet per day (‘MMcf/d’) at 1,800 psi, to a final flow rate of 2.3 MMcf/d at 1,300 psi after three days.  This formation is believed to exist over a large portion of the Company’s acreage and, based on continued success, could give rise to over 30 new drilling locations.

Unbridled, the operator, paid 100% of the stimulation expenses in the 16-21 well and expects to yield, net of royalties, 100% of the cash flow of this well, for the medium term, due to one non performing partner and two partners electing non-participation, by way of a 500% penalty.  A pipeline must be run from the well to the ConocoPhillips sales line before gas sales can begin.

The second test, planned for the Chambers area, involves the 400 foot thick Second White Specs (2WS) shale formation at approximately 9,000 feet in depth.  Based on the fact that other nearby wells producing from the 2WS formation, Unbridled views this formation as highly prospective. This large shale formation is also expected to be within the gas window.  Unbridled, as the operator, plans to test the 2WS shale in an existing well in 2009.  Supported by third party data, Unbridled estimates, that the Company’s interest in this discovered resource is 1.6 Tcf (trillion cubic feet) of gas.  A successful test in this existing vertical well will then support a more comprehensive horizontal drilling program.

Unbridled has also identified another horizontal drilling candidate the Rock Creek formation that is found in their Chambers play and the company estimates its potential to its account to be 40 billion cubic feet (Bcf) of discovered resource.  During the past year, several operators, to the north of the Chambers play, have been drilling economic horizontal wells into this formation.  These successful producing wells show similar characteristics to the Rock Creek formation that lies under Unbridled’s acreage.

On May 9, 2008, Unbridled announce the closing of a private placement financing consisting of 19,964,350 units at a price of $0.30 per unit and 5,435,300 flow-through shares at a price of $0.33 per flow-through share for gross proceeds $7,782,954.  The net proceeds of the financings were to support Unbridled’s exploration and development expenses on its Canadian and Appalachian properties.

Reasons for the Transaction

Altima and Unbridled have proposed the Arrangement to combine the companies’ separately owned common interests in the Chambers and west Ferrier areas of west-central Alberta that cover a combined area of over 15,000 acres.  On completion of the Arrangement, the companies will proceed as a single company that will hold 93% ownership in 21 of 24 sections of land and a combined 86% revenue interest in the three of the four previously mentioned wells.  Unbridled is in the process of disposing of its interests in Appalachia to direct its sole focus on its operating interests in the Chambers area.  The Arrangement will eliminate duplicate administrative and maintenance costs associated with maintaining two listings rather than only one.

On completion, the Arrangement will provide opportunities to achieve efficiencies through economies of scale as well as facilitate future fund raising to support the companies’ combined interests in the Chambers and west Ferrier area.  The Arrangement will eliminate the negative perception that arises when companies have separate overlapping interests on the same or adjoining properties because one party is often regarded as presenting a potential liability to the other party when two companies are involved.

Assignment

The writer was engaged by the Boards of Directors of Altima and Unbridled to provide a fairness opinion on the proposed Arrangement.  In connection with the preparation of this fairness opinion, the writer has not, nor has he been requested to, complete an independent estimate of the likely value of Altima shares or the likely trading range of Altima shares after considering the effects of the Arrangement.

The Boards of Directors Altima and Unbridled believe that the Arrangement provides the best growth alternative for the companies to attract market attention to a larger company.  To the extent that future fund raising facilitated current shareholders of Altima and Unbridled will be subject to less dilution to their interests and than might be occur, if the companies were able to raise new financing and continue separately as two smaller companies.

Definition of Value

Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is ‘Fair Market Value’.  This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm’s length, who are fully informed and not under compulsion to transact.

Junior mineral exploration companies typically do not have operating sources of revenue but they are faced with significant cash outflows arising out of ongoing exploration commitments.  If such companies are able to finance their activities by accessing internal or external sources of funding, the going concern criterion is appropriate.

The issue of fairness applying to arrangements between companies is usually based on the values that can be attributed to shareholders’ ownership rights. On a post-Arrangement basis, the pro rata tangible and intangible values attributed to such shareholders’ interests should equate to or exceed the prior amount of such values.

Credentials and Independence

The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University and is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers.  The writer is a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry.

In this present capacity and previously, while in the employ of others, the writer has prepared a variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under various provincial securities regulations.  These assignments have been undertaken for various clients in the mining industry as well as in other sectors.

Relationship of Writer with Interested Parties

The writer has no past, present or intended interest in the shares and properties of the companies.  The writer is not an insider, associate or affiliated with Altima or with Unbridled.  The writer has not acted as an advisor to the companies or to their respective affiliates and shareholders in connection with the proposed Arrangement.

Additionally, there are no understandings, commitments or agreements between the writer, Altima and Unbridled or the companies’ respective subsidiary companies and affiliates with respect to future business dealings.  The writer may in the future - in the course of conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Scope of the Review

In performing this assignment, the writer relied on information provided by the management groups of Altima and Unbridled.  The writer also referred to publicly available information on Altima and Unbridled either provided by the companies or available from public sources such as press releases and other recent filings the companies have made.  Other information on Altima and Unbridled and their respective share trading data was accessed through sources available to the writer through subscription as well from data providers.

In the course of this engagement, the writer held a number of discussions with respective members of managements of Altima and Unbridled.  The writer had access to all information requested from the companies and no suggestions were requested of or offered by the companies as to the approach or methodology used in the preparation of this fairness opinion.  Documents and sources of information accessed by the writer include:

•

Letter Agreement between Altima and Unbridled dated August 29, 2009

•

Combination Agreement between Altima and Unbridled as of November 19, 2009

•

Information Circular of Altima and Unbridled in final draft form

•

Altima, Management Discussion and Analysis (‘MD&A’) and unaudited consolidated financial statements for the nine month period ended August 31, 2009 and second quarter to June 30, 2009 as well for prior periods as required

•

Project descriptions, maps, recent slide presentation and other information available on the Websites of Altima and Unbridled

•

Altima, Annual Information Form (‘AIF’) for year 2005 dated February 28, 2006

•

Altima, Statement of Reserves Data and other Oil and Gas Information effective November 30, 2008 by Fekete Associates Inc., dated March 10, 2009

•

Unbridled, MD&A and Consolidated Financial Statements for the full year period ended on December 31, 2008 and second quarter to June 30, 2009

•

Unbridled, Prospectus, Initial Public Offering dated April 25, 2005

•

Unbridled, Management Discussion and Analysis (‘MD&A’) and unaudited consolidated financial statements for the nine month period ended September 30, 2009 and as well for the  prior periods as required

•

Unbridled, Statement of Reserves Data and other Oil and Gas Information as of  December 31, 2008 by Schlumberger Technology Corporation, dated March 10, 2009

•

Project descriptions, maps, recent slide presentation, press releases and other information available on the companies’ Website

•

Final offering prospectus for Leroy Ventures Inc, February 3, 2005

Considerations as to Fairness

In assessing the fairness of the Arrangement, the writer has analyzed, reviewed and considered numerous factors.  Among these are the following:

•

the state of the North American natural gas industry and pressure on industry participants to reduce costs, dispose of assets, pay down bank debt and defer capital expenditures and even combine with stronger partners to address constraints on working capital

•

the recent past trading volumes and prices of Altima and Unbridled shares on TSX-V prior to the announcement of the proposed Arrangement made on August 31, 2009

•

the respective working capital and liquidity positions of the companies and the expected proceeds from Unbridled’s disposition of its remaining U.S. assets

•

the potentially improved liquidity position the Arrangement provides to Altima and Unbridled shareholders as the number of Altima’s outstanding shares will essentially double, even before considering the company’s announced recent financing of 20,000,000 shares, and, consequently, Unbridled and Altima shareholders should be able to dispose of their shares or acquire additional shares in the public market much easier than if they continued to hold shares in their respective smaller companies

Comments on the Natural Gas Industry

Like most other sectors of the North American economy the North American natural gas sector has been beaten down by the current economic recession.  Natural gas prices have been impacted by the reduced industrial demand for the commodity from industrial and utility consumers as well as large increases in supplies of natural gas from unconventional sources.   US natural gas inventories remain well above five-year average levels even as drilling activity has fallen precipitously.  On October 6th, Oil & Gas Journal reported that the US Department of Energy predicts stored gas by the end of October will reach 3,850 Bcf, the highest level ever.

From a high of more than US$13 in July 2008, natural gas prices sank to a 2009 low of just US$2.50 per MMBtu on the New York Mercantile Exchange (‘NYMEX’) during the week of September 4, 2009, apparently the lowest price level since 2002.  Gas subsequently rallied in recent weeks to the $5.00 level, but a year ago in the first week of October 2008 the natural gas spot price ranged from $7.80 to $7.20.  See chart, Exhibit I, page 17.  In the meantime the price of oil has been rising from 2009 lows while the price of natural gas has been left to languish.

For years, the vast potential resources of shale gas trapped in tight formations of shale throughout North America were viewed as uneconomic.  Recent breakthroughs in rock fracturing and drilling methods have changed shale gas economics which has led to an explosion of shale gas resource plays throughout the continent such as Barnett shale in north Texas, Woodford in Oklahoma, Fayetteville in Arkansas and Haynesville to the south in Louisiana and Texas and the Marcellus shale in Appalachia.  The Canadian names are the Montney and Horn River basins in British Columbia/Alberta.  Together these tight gas basins have been referred to in a recent Oil and Gas Journal article as the ‘Magnificent Seven’.

In a special report on shale gas, the Oil & Gas Journal reported that during the past 5 years US shale gas production grew from 2 Bcf per day toe more than 8 Bcf per day, see Exhibits II & III page 18.  As shale gas now accounts for almost a third of all U.S. gas reserves, the improved extraction economics could mean that the US may have sufficient gas to satisfy its needs for the foreseeable future thereby ruling out any significant rebound in prices and displacing higher cost gas exporters into the US market.  The current time frame estimate of US (i.e. lower 48 states) gas self sufficiency is 100 years.   Three years ago the estimate for supply sufficiency was 30 years.  The increased availability of shale gas and coal bed methane have raised debts on the current viability of a 3,500 kilometre, $30 billion pipeline from Alaska through Canada to supply US needs.  At the very least, the two competing proposals for the pipeline to be built through Canada will have to merge to spread risk as well as be delayed until project economics improve.

Despite reduced US drill counts and spending on exploration and development that usually sows the seeds of increased demand caused by low prices, the outlook for natural gas is that prices will remain lower for longer than previously expected.  As a result some analysts are predicting that natural gas prices will remain low for as long as five years as the break-even costs of shale gas in the core areas of the shale plays are estimated to be in the US$4 to $5 per Mcf range

The lower price outlook for natural gas has had a dramatic effect on the value of natural gas reserves.  The downside for some junior and intermediate companies, particularly in Canada where most junior companies tend to be more gas prone producers, is that reduced cash flows to support development and/or liquidity obligations have meant that some smaller companies have had to shed assets or combine with stronger partners to address their cash flow problems.  This situation has created acquisition opportunities for companies with strong balance sheets and access to financing support.

Recent Trading History of Altima and Unbridled Shares

Shown on the following page are the weekly high, low and closing prices and volumes for Altima and Unbridled shares for the ten week period prior to the a letter agreement signed by the companies on August 29, 2009.  The comparison period ends as of Friday August 28th.  The companies’ announcement of their proposed business combination was made on Monday, August 31, 2009.  In the ten week observation period, trading in the shares of the respective companies was relatively active for junior companies with the trading volume in Altima shares amounting to 9.9% of the company’s outstanding shares while the volume in Unbridle shares amounted to 6.3% of its outstanding shares.  The shares of both companies traded on almost all of the trading days during the observation period.

Altima	Volume	High	Low	Close
wk. of
08/24	312,000	0.12	0.095	0.12
08/17	567,500	0.12	0.10	0.10
08/10	1,245,407	0.12	0.085	0.105
08/03	557,567	0.09	0.07	0.08
07/27	1,836,722	0.10	0.035	0.10
07/20	308,940	0.06	0.05	0.05
07/13	276,740	0.075	0.05	0.06
07/06	1,045,500	0.10	0.05	0.10
06/29	118,500	0.095	0.07	0.07
06/22	605,278	0.10	0.07	0.10
Total	6,874,154	0.098	0.0675	0.0885

Unbridled	Volume	High	Low	Close
wk. of
08/24	307,376	0.055	0.045	0.055
08/17	1,072,701	0.06	0.05	0.055
08/10	571,497	0.07	0.045	0.06
08/03	147,394	0.08	0.07	0.07
07/27	600,027	0.085	0.06	0.08
07/20	170,800	0.07	0.06	0.065
07/13	434,580	0.065	0.055	0.06
07/06	430,141	0.065	0.055	0.065
06/29	430,778	0.085	0.06	0.07
06/22	211,986	0.09	0.08	0.085
Total	4,377,280	0.0725	0.058	0.0665

The companies negotiated the share exchange ratio under the Arrangement by paying particular attention to the respective average prices of the companies’ shares as well as the companies’ respective land holdings in the Chamber and west Ferrier areas of Alberta that cover a combined area of over 15,000 acres.  Unbridled’s interests in Appalachia were not a significant factor in the establishment of the exchange ratio as Unbridled is in the process of disposing of these assets so that the company can direct its focus its holdings in Alberta.

The following table below shows the ratios of the Unbridled’s weekly high, low and closing share trading prices divided into the respective weekly high, low and closing prices of Altima shares.  The calculations were based on the values shown in the prior two tables.  The underlying assumption of this comparison is that the market is adequately valuing the respective shares of the companies.  However, there is a wide weekly disparity in the ratio of the companies’ respective high, low and closing share prices over the ten week observation period with a range of 0.46 to 1.71 in terms of Altima weekly share prices to Unbridled shares prices.  As high and low share prices may reflect isolated trades, such as the weekly low of $0.035 that occurred for Altima shares during the week of July 27th, it was considered that weekly closing prices provident a better indication of the respective trading values of the companies’ shares.

Ratio:

Unbridled Share Prices divided

into Altima Share Prices

	High	Low	Close
wk. of
08/24	0.46	0.48	0.46
08/17	0.50	0.50	0.55
08/10	0.58	0.53	0.57
08/03	0.89	1.00	0.88
07/27	0.85	1.71	0.80
07/20	1.17	1.20	1.30
07/13	0.87	1.10	1.00
07/06	0.65	1.10	0.65
06/29	0.89	0.86	1.00
06/22	0.90	1.10	0.85

Average Ratios	0.74	0.86	0.75

The ten week observation period coincided with a period when North American natural gas prices were sliding towards a multi year low of US$2.50 per Mcf reached on NYMEX on September 4th.

Net Asset Values of the Companies

Altima and Unbridled have near identical amounts of issued shares with the actual amounts prior to Altima’s announced financing standing at 69,933,618 shares and Unbridled’s capitalization standing at 69,933,618 common shares.  The comparison of the companies’ relative share prices favors Altima as it shows a premium of 33.3% in terms of the weekly closing prices relative to the weekly closing prices of Unbridled shares, i.e. (1.0 - 0.75)/0.75 = 33.3%.

From a balance sheet perspective, the companies’ shares have been trading close to their respective book values.  The comparison below is based on Altima’s balance sheet as of August 31st and Unbridled’s balance sheet as of September 30th.  Both dates are after the ten week observation period of the companies’ respective share trading values prior to the signing of their letter of agreement on August 29th.

	Unbridled	Altima

Book Value per last reporting period	$4,109,697	$8,116,581
Shares Outstanding	69,933,618	69,346,933
Book Value per share	$0.059	$0.117

Adjusted Net Asset Values of the Companies

Unbridled and Altima have overlapping interests in the unproved properties in Chamber area of Alberta.  Unbridled’s net land exposure amounts to 3,872 acres carried at a cost on Unbridled’s accounts as $4,058,335, but as the company had incurred $15,060,449 in acquisition and drilling costs its investment has written down its by $11,002,114.  Altima’s net land exposure at Chambers amounts to 8,658 net acres and is carried on Altima’s accounts at $12,671,102.  If the carried value of Altima’s investment in the Chambers area were to be stated on the same per acreage basis as Unbridled’s, the resulting value would amount to $9,074,655.  This would represent a difference of $3,596,447 to Altima’s actual carried value of this asset of $12,671,102.  The difference to Altima’s cost base of its holding in the Chambers area is due to timing and its acquisition of GEEI and other factors.

From the perspective of Unbridled shareholders, Altima’s carried value of its Chambers interests could be restated to conform to the same basis as Unbridled’s carried value for its interest in this asset.  Additionally, Unbridled holds the operating interest in the Chambers project.  Traditionally, the operating interest in a mineral project has premium value because the operator can normally charge and recover certain costs to the project whereas the non operating partners have to absorb such costs.  Additionally, operators can determine and set the pace of project expenditures potentially diluting non operating project partners who may not have sufficient resources to participate in the project or who may have other capital spending priorities.

The table below shows the adjustment to Altima’s book value of $3,596,447 to restate the carried value of its Chambers interests to the same base as Unbridled’s proportional interest in this asset.  The effect of this change is to make the adjusted book value of Altima on a per share basis very similar to the adjusted value of Unbridled’s shares.

	Unbridled	Altima

Adjusted Book Value	$4,109,697	$8,116,581
Adjustment to carried value of Altima’s Chambers		(3,596,447)
Gain on Tioga sale of	273,500
Total	$4,383,197	$4,520,134
Book Value per share	$0.063	$0.065

The book value of Unbridled includes the gain of approximately $273,500 recently realized by the company on its sale of its 283.59 acre lease position in Tioga County, Pennsylvania.  With these adjustments the book values of Unbridled are very similar at $0.063 and $0.065 per share, respectively.

There are qualitative characteristics that must be considered in the comparison.  An operating interest is more attractive than a non operating interest; particularly for a junior oil and gas company as such companies are at a disadvantage in dealings with larger rivals.  If operating and non operating interests in a given property were for sale the operating interest would likely be the first to sell.  This advantage of an operating interest has value implications and a premium of 5% to 10% on Altima’s carried value of its Chambers interest would increase the book value of the company to well over $0.07.

The supporting calculation for this statement is based on Altima’s carried value of its oil and gas properties if $12,671,102 that provides a value bonus to Altima’s working interest of $0.634 million to $1.267 million or from $0.009 to $0.018 per Unbridled share in terms of book value adjustment.  Another way of calculating the operating advantage is to look at the ability of the operator to charge certain administrative and auditing costs to the project.  Assuming that such costs incurred by Unbridled amount to a minimum of $100,000 annually, the present value of the operating advantage to Un bridled would amount to $1.0 million to $1.25 million depending on whether this cash flow stream is discounted at 8% or at 10%.

Another feature of Altima is that the company is short of cash and is in a negative working capital position of approximately $4.4 million although the company.  Unbridled, on the other hand, is in the process of disposing of its US assets.  Unbridled has stated the expectation that the company should realize very close to the carried value of its remaining US assets of approximately $4.5 Million after the disposition of its Tioga County lease position.  Should this occur, Unbridled will be left with approximately $1.0 million in working capital compared to Altima’s working capital deficiency as of the latter’s balance sheet date of August 31, 2009.

Tax Implications for Certain Shareholders

The Arrangement may create tax consequences for Unbridled shareholders who reside outside of Canada, but tax effects are expected to be minimal for the majority of Altima and Unbridled shareholders.  As corporate entities, Altima and Unbridled must manage their affairs as best they can to maximize their value as corporate entities.  Consequently, this fairness opinion relates to the proposed Arrangement and its effect on current Altima and Unbridled shareholders on a pretax basis.

Post Arrangement Working Capital Position of Altima

To address Altima’s working capital deficiency, on October 15th, Altima announced ongoing negotiations for a private placement for up to 20,000,000 shares with expected gross proceeds of up to $2.4-million, subject to acceptance by the TSX-V.  Up to 10,000,000 shares would be issued as flow-through units at a price of 12 cents per unit of which amount directors and officers expected to subscribe for 3,000,000 units.

Observations

Altima and Unbridled have agreed to combine their respective petroleum interests in the Chambers and west Ferrier areas of west-central Alberta, covering a combined area of over 15,000 acres, and to proceed as one company.  The terms of the proposed Arrangement, whereby Altima will acquire all outstanding Unbridled shares on a 1.0 share for 1.0 share basis, represents a compromise that is mutually agreeable to both companies.

Altima and Unbridled shares trade in sufficient volume and liquidity to provide reliable measures of value.  On the basis of the trading prices of the companies’ shares, there is an appearance of a premium being paid to Unbridled shareholders of approximately 25% in terms of the average closing prices of the companies’ shares during the 10 week observation prior to the companies’ joint announcement made on August 29th.

The book value comparison based on the companies’ latest balance sheet presentation is simplistic as it does not recognize the fact that Altima is in a negative working capital position when the companies made their joint announcement and that Altima was in need of significant new financing to continue as a going concern and to be able to carry on with its exploration and development obligations.

The writer then went beyond the respective balance sheet presentations and examined the carrying values of the companies’ respective interests in the Chambers and west Ferrier areas of west-central Alberta and made the adjustments for the fact that Unbridled holds the operating interest in the project.  After making such adjustments, a 20% to 25% advantage became apparent from Unbridled’s perspective that translates into a premium being paid to Altima shareholders on an adjusted book value basis.  Giving equal weighting to market as well as to adjusted book value considerations, it is apparent that the 1.0 share for 1.0 share exchange ratio agreed to by the companies represents a compromise that is equally fair to the shareholders of the respective companies.

Conclusions as to Fairness

Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, it is the writer’s considered opinion that the exchange ratio under the proposed Arrangement of 1.0 Altima share for each 1.0 Unbridled share is equally fair, from a financial point of view, to Altima and Unbridled shareholders as a whole and to the minority non-controlling shareholders of the respective companies.

This opinion is given for the sole and exclusive use of the Board of Directors of Altima and Unbridled and the companies respective shareholders and is given as of this date.  The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect.  This report has been prepared solely for the purpose of providing information.  It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations nor warranties of any kind are intended, implied nor should be inferred.

Yours truly,

Stephen W. Semeniuk, CFA

Exhibit I – Natural Gas, Weekly NYMEX Prices

10/23/2009 C=4.787 +.006 O=4.725 H=5.285 L=4.725 Mov Avg 3 lines
12.000
10.000
8.000
6.000
4.000
RSI 60.79 20.00 80.00
60.00
Volume 1370246.00 Open Interest 717597.00
1600000
O
2008
A
J
O
2009
A
J
O
Created with SuperCharts by Omega Research © 1997

Exhibit II

Exhibit III

US GAS PRODUCTIVE CAPACITY

Fig 2

12% Trend
0% Trend
Dry gas
Dry natural gas production, bcfd
60
58
56
54
52
50
48
46
44
42
40
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: DOE-EIA Short Term Energy Outlook, August 2009

                                                     Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1.

I graduated with a B. Comm. (Hons.) degree from the University of Windsor.

2.

I was granted a M.B.A. in finance from Michigan State University.

3.

I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4.

I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5.

I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada.  I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6.

I have also held financial planning and operations analysis positions with

B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7.

The attached Fairness Opinion, on the plan of arrangement between Altima Resources Ltd. and Unbridled Energy Corp., was prepared for the Boards of Directors of the respective companies and is based on information, documents, and data provided to me by the companies or available to me from public sources or by subscription as well as other sources of data, materials and analyses I collected or prepared.  I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8.

In preparing this Fairness Opinion, I was not required to any of the properties mentioned in this report.

9.

I have no past, present or intended interest in the shares or holdings of the companies discussed in this report.

10.

I consent to use of this Fairness Opinion by Altima Resources Ltd. and Unbridled Energy Corp. for corporate, judicial and regulatory purposes and for its inclusion or by reference in the companies’ Information Circulars and public files.  The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report.  No such representations are intended or implied.

                                      , West Vancouver, B.C., December 3, 2009.

Stephen W. Semeniuk, B. Comm (Hons), MBA, CFA